                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   __________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___)/1/

                         Arbor National Holdings, Inc.
                                (Name of issuer)

                         Common Stock, $0.01 par value
                         (Title of class of securities)

                                  038761 10 2
                                 (CUSIP number)

                                 Cheryl Sorokin
                     Executive Vice President and Secretary
                            BankAmerica Corporation
                 555 California Street, San Francisco, CA 94104
                                 (415) 622-2091
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               September 23, 1994
            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note:  Six copies of this statement, including all exhibits, should be filed
    ----
with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to
                      ---
be sent.

                         (Continued on following pages)

                             (Page 1 of 26 Pages)

____________________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ----------------------           -----------------------
CUSIP No. 038761 10 2     13D      Page 2 of 26 Pages
- ----------------------           -----------------------

- -----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BankAmerica Corporation
         IRS Identification No. 94-1681731

- -----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]

- -----------------------------------------------------------------------
3   SEC USE ONLY


- -----------------------------------------------------------------------
4   SOURCE OF FUNDS*
         WC, OO

- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [ ]

- -----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

- -----------------------------------------------------------------------
                 7  SOLE VOTING POWER -0-
NUMBER OF       _____________________________
 SHARES          8  SHARED VOTING POWER
BENEFICIALLY        3,886,334  (See Item 5.)
OWNED BY        _____________________________
 EACH            9  SOLE DISPOSITIVE POWER -0-
REPORTING       _____________________________
 PERSON         10  SHARED DISPOSITIVE POWER
  WITH              3,886,334  (See Item 5.)


- -----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,886,334  (See Item 5.)

- -----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
                                                                [ ]

- -----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.9%   (See Item 5.)

- -----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         HC

- -----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         [Attachment to Schedule 13-D]


Item 1.  Security and Issuer.
- ------   -------------------

        This statement relates to Common Stock, $0.01 par value (the "Shares"), of Arbor National Holdings, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive offices is 333 Earle Ovington Boulevard, Uniondale, New York 11553.

Item 2.  Identity and Background.
- ------   -----------------------

        (a) - (c) and (f) This statement is being filed by BankAmerica Corporation, a Delaware corporation ("BAC"). BAC is a bank holding company under the Bank Holding Company Act of 1956, as amended, and operates through a number of banking and nonbanking subsidiaries. The address of BAC is Bank of America Center, 555 California Street, San Francisco, California 94104.

         The names, business addresses, principal occupations and citizenship of the executive officers and directors of BAC are set forth in Annex 1 hereto and are incorporated herein by reference. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of BAC.

         (d) and (e)   During the last five years, to the best knowledge of BAC,
neither BAC nor the executive officers and directors of BAC have (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

        This statement relates to (i) options granted to BAC by Ivan Kaufman and Anita Kaufman (the "Shareholders"), exercisable only in certain circumstances, to purchase Shares (the "Stock Options") and (ii) irrevocable proxies granted to BAC by the Shareholders (the "Proxies"), both as more fully described below.

         The Stock Options entitle BAC to purchase the Shares owned by the Shareholders (including any such Shares,


                             (Page 3 of 26 Pages)
or options, warrants or other rights to
acquire such Shares, or any other securities convertible into such Shares, acquired by the Shareholders after the date of the Stock Option Agreements (defined below)) under the circumstances specified in the Stock Option Agreements dated as of September 23, 1994 between BAC and each of the Shareholders, respectively (the "Stock Option Agreements") and as described in
Item 4 below, for a purchase price (the "Exercise Price") of $16.35 per Share (subject to appropriate adjustment in the event of any stock split, reclassification, recapitalization, reorganization or other similar event).

         In the event BAC acquires Shares pursuant to the Stock Option Agreements, it is currently anticipated that the funds required to purchase such Shares would be provided from BAC's working capital or borrowed from sources yet to be determined.

         The Proxies were granted by the Shareholders in the Voting Agreements dated as of September 23, 1994 between BAC, AH Acquisition Corp., a New York corporation and a wholly owned indirect subsidiary of BAC ("AHAC"), the respective Shareholders and the Issuer (the "Voting Agreements") and the Proxies dated as of September 23, 1994 between BAC, AHAC and the respective Shareholders (the "Proxy Agreements").

         The Stock Option Agreements, the Voting Agreements and the Proxy Agreements were entered into as conditions for the execution and delivery of the Merger Agreement (defined below). The Stock Option Agreements, the Voting Agreements and the Proxy Agreements are attached hereto as Exhibits A, B, C, D, E and F.

Item 4.  Purpose of Transactions.
- ------   -----------------------

         A restated Agreement and Plan of Merger dated as of September 23, 1994 (the "Merger Agreement") was entered into by and among the Issuer, BAC, Bank of America, FSB, a federal savings bank and a wholly owned subsidiary of BAC ("BAFSB"), and AHAC. The Merger Agreement provides for the acquisition by BAC of the Issuer through the merger of AHAC into the Issuer (the "Merger"). A copy of the Merger Agreement is attached hereto as Exhibit G.

         The Merger Agreement provides that at the Effective Time (as defined in the Merger Agreement) each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares held in the Issuer's treasury and Dissenting Shares, as defined in the Merger Agreement) shall


                             (Page 4 of 26 Pages)
be converted into
and exchangeable for the number (the "Exchange Ratio") of shares of BAC common stock, $1.5625 par value (the "BAC Shares") equal to the Final Per Share Merger Price (as defined below) divided by the Average Closing Price (as defined below), as described below (provided that holders of Shares will receive a specified cash amount in lieu of fractional shares).

         "Average Closing Price" means the average closing sales price per share of BAC Shares on the New York Stock Exchange ("NYSE"), for the 20 consecutive NYSE trading days (the "Valuation Period") ending on the fifth NYSE trading day prior to the date on which the last of the approval of the Federal Reserve Board under the Bank Holding Company Act and the Federal Reserve Act and the approval of the Office of Thrift Supervision under the Home Owners' Loan Act, as required to consummate the transactions contemplated by the Merger Agreement, is obtained; provided, that subject to the provisions of Section 9.1(g) of the Merger Agreement, for purposes of calculating the Exchange Ratio, notwithstanding the actual amount of the Average Closing Price, in no event shall the Average Closing Price utilized in making such calculation be less than $39.31 nor more than $53.19. If the Average Closing Price is less than $37.00, Issuer may at its option terminate the Merger Agreement unless BAC increases the Exchange Ratio such that the BAC Shares issued in exchange for each Share have a nominal value (valued at the Average Closing Price) equal to the value of the per Share consideration that would have been received had the Average Closing Price been $37.00.

         "Company Option" means each option to purchase Shares issued pursuant to the Issuer's 1992 Stock Incentive Plan or the Issuer's Stock Option Plan for Non-Employee Directors.

         "Final Per Share Merger Price" shall mean the amount obtained by dividing (x) the sum (the "Final Merger Price") of (i) $117,940,758, (ii) the Purchase Price Adjustment (as defined below) and (iii) the Net ANCMC Amount (as defined below) by (y) the sum of the total number of Shares outstanding (excluding treasury shares) immediately prior to the Effective Time and the total number of Shares which, immediately prior to the Effective Time and prior to the cancellation of Company Options (as defined below) pursuant to the Merger Agreement, are issuable pursuant to the exercise of Company Options.

         "Purchase Price Adjustment" means the aggregate increase or decrease pursuant to the adjustments described in Section 2.6 of the Merger Agreement, including, without

                             (Page 5 of 26 Pages)
limitation, the Post Valuation Date Adjustment, provided, that in the event the aggregate adjustments shall be equal to or less than $2.0 million, the Purchase Price Adjustment shall be equal to zero (0).

         "Net ANCMC Amount" means the cash sale price received by the Issuer for all of the capital stock of Arbor National Commercial Mortgage Company, a New York corporation and a wholly owned subsidiary of the Issuer ("ANCMC"), pursuant to the Merger Agreement, minus 43% of the gain recognized with respect to such sale for federal and state income tax purposes. Pursuant to the Merger Agreement, Issuer is obligated to use reasonable efforts to initiate an auction of, and consummate the sale of, ANCMC prior to the consummation of the Merger. Ivan Kaufman will be permitted to bid in said auction.

         "Post Valuation Date Adjustment" means the net amount of the Non-Consenting Deduction (as defined in the Merger Agreement) plus the Trailer Document Deduction (as defined in the Merger Agreement) plus all amounts to be included in the Post Valuation Date Adjustment pursuant to the Merger Agreement.

         Consummation of the Merger is subject to certain conditions, including, but not limited to, approval of the Merger Agreement by the shareholders of Issuer, the receipt of all required regulatory approvals, the receipt of consents to the Merger and related transactions by federal secondary mortgage market agencies and, with respect to a designated percentage of Arbor's private mortgage servicing portfolio, by private investors for whom Issuer services mortgage loans, and the qualification of the Merger for "pooling of interests" accounting treatment and as a tax-free reorganization.

         It currently is intended that, immediately following the Closing Date (as defined in the Merger Agreement), first the Issuer and then each of its subsidiaries will adopt plans of liquidation and transfer all of their respective assets and employees and certain of their respective liabilities to BAFSB, and the Issuer and such subsidiaries will be dissolved.

         Pursuant to the Merger Agreement, upon the occurrence of certain specified events (none of which has occurred), Issuer will pay BAC a termination fee of $3,000,000.

         Under the Voting Agreements, the Shareholders agree to vote (or cause to be voted) the Shares owned by them, in

                             (Page 6 of 26 Pages)
any circumstance in which the vote or approval of the shareholders of the Issuer is sought, (a) in favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement; and (b) against (i) any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to BAC's or the Issuer's obligations under the Merger Agreement not being fulfilled, or (ii) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, as more fully described in, and under the circumstances set forth in, the Voting Agreements.

         Under the Proxy Agreements, the Shareholders irrevocably grant to BAC and appoint BAC (with full power of substitution) their proxies to vote the Shares owned by them in the manner described in the preceding paragraph, as more fully described in, and under the circumstances set forth in, the Proxy Agreements.

         The Voting Agreements and the Proxies will terminate upon the first of
(i) the Effective Time, (ii) the termination of the Merger Agreement, and (iii) September 23, 1995.

         BAC (or any lawful subsequent holder of the Stock Option Agreements) may exercise the Stock Options following the occurrence of any of the following events (each, a "Triggering Event"):

         (a) prior to the termination of the Merger Agreement, (i) any person or group, other than BAC or any of its affiliates, shall have commenced a tender or exchange offer for 19.9% or more of the outstanding Shares, (ii) the acquisition by any person or group, other than BAC or any of its affiliates and other than the Shareholders, of the beneficial ownership or the right to acquire beneficial ownership of 19.9% or more of the outstanding Shares; (iii) the failure of the Issuer's stockholders to approve the Merger Agreement at a meeting called to consider the Merger Agreement, if such meeting shall have been preceded by (x) the public


                             (Page 7 of 26 Pages)
    announcement by any person or group (other than BAC or any of its affiliates) of an offer or proposal to acquire, merge or consolidate with the Issuer, (y) the filing of an application or notice, other than by BAC or any of its affiliates, under any federal or state banking, insurance, antitrust or other statute, with respect to the acquisition or proposed acquisition of 19.9% or more of the outstanding Shares, or (z) the Board of Directors of the Issuer (the "Board") publicly withdrawing or modifying, or publicly announcing its intent to withdraw or modify, its recommendation that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement; or (iv) the acceptance by the Board of, or the public recommendation by the Board that the stockholders of the Issuer accept, an offer or proposal from any person or group (other than BAC or any of its affiliates), to acquire 19.9% or more of the outstanding Shares, or a substantial portion (19.9% or more) of the consolidated assets of the Issuer, or for a merger or consolidation or any similar transaction involving the Issuer;

         (b) the occurrence of any of the events described in clause (a) (without regard to the provision that such event occur prior to the termination of the Merger Agreement) within six (6) months following the termination of the Merger Agreement by BAC pursuant to Section 9.1(f) thereof;

         (c) after a proposal is made by a third party to the Issuer or its shareholders to engage in (i) a merger or consolidation, or any similar transaction, involving the Issuer, (ii) a purchase, lease or other acquisition representing 19.9% or more of the consolidated assets of the Issuer, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 19.9% or more of the voting power of the Issuer, the Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle BAC to terminate the Merger Agreement pursuant to Section 9.1(f) thereof and (y) shall not have been cured prior to the date the holder of the respective Stock Option Agreements duly gives notice to the respective Shareholders of its desire to exercise the respective Stock Options pursuant to Section 2.3 of the Stock Option Agreements; and

         (d) with respect to each Stock Option Agreement, any material breach by the applicable Shareholder of


                             (Page 8 of 26 Pages)
    such Stock Option Agreement or the Voting Agreement or Proxy Agreement signed by such Shareholder.

         The Stock Options will expire upon the first to occur of (i) the consummation of the Merger, (ii) consent of BAC and the respective Shareholders,
(iii) the termination of the Merger Agreement, unless a Triggering Event shall have occurred or may occur pursuant to Section 1.3(d) of the respective Stock Option Agreements, (iv) the expiration of the 6-month period specified in clause
(b) of the definition of Triggering Event herein, unless a Triggering Event shall have occurred, (v) the expiration of a 12-month period following the first Triggering Event. BAC shall pay in cash for the Shares purchased pursuant to the Stock Options.

         Upon exercise of the Stock Options, the holder or holders of Shares issued upon such exercise (the "Underlying Shares") shall, within 6 months from the date of such exercise, either:

           (i) offer, or cause the Issuer or an affiliate of such holder to offer, to acquire all of the outstanding Shares not then held by such holder or any affiliate thereof (the "Minority Shares") for cash at a per share price not less than the per share Exercise Price paid to Shareholders upon such exercise (as adjusted for any changes in the Company's capitalization after the exercise date); or

           (ii) sell, exchange, transfer or otherwise dispose of all of such Shares to one or more persons or entities (other than BAC or any affiliate thereof) (a "Third Party") on terms substantially equivalent to those offered by such persons or entities to the holders of those Minority Shares not already held by such persons or entities.

         In the event that (x) the holder of the Underlying Shares fails to purchase all of the Minority Shares or (y) a Third Party shall not have purchased all of the Underlying Shares and the Minority Shares within the period specified above, each Shareholder shall have the option, within 60 days after the expiration of such period, to repurchase at a per share price equal to the Exercise Price (subject to adjustment as provided above) all Shares previously acquired from such Shareholder upon exercise of the Stock Options from the holder or holders thereof.

         It currently is anticipated that, following the Merger, until the liquidation of the Issuer described herein, the board of directors of AHAC will become the board

                             (Page 9 of 26 Pages)
of directors of Issuer, and the articles of incorporation and bylaws of AHAC will become the articles of incorporation and bylaws of Issuer.

         Pursuant to the Voting Agreements, the Shareholders, until the earlier to occur of (a) termination of the Merger Agreement and (b) the Effective Time, shall not transfer any of their Shares or any interests therein, except pursuant to the Merger, unless the transferee agrees with BAC and AHAC that it has acquired such Shares or interest subject to the Voting Agreement and the Proxy Agreement. BAC may transfer the Options and any Shares acquired upon exercise thereof only as set forth in the Stock Option Agreements.

         Except as described above, BAC and the Issuer have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although BAC and the Issuer reserve the right to develop such plans).

         The descriptions herein of the Merger Agreement, the Stock Option Agreements, the Voting Agreements and the Proxy Agreements are qualified in their entirety by reference to such agreements, all of which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

        (a) Pursuant to the Stock Option Agreements, BAC has the right to acquire, under certain circumstances, 3,886,334 Shares (subject to adjustment for certain dilutive events). Pursuant to the Voting Agreements and the Proxy Agreements, the Shareholders have agreed to vote or cause to be voted, in the manner specified in Item 4 above, and have granted the Proxies with respect to, the same 3,886,334 Shares as are subject to the Stock Option Agreements.

         The total number of Shares which BAC therefore beneficially owns for purposes of Rule 13d-3 is 3,886,334, or fifty-seven and nine-tenths percent (57.9%) of the number of Shares issued and outstanding (not including 11,180 Shares of Restricted Stock (as defined in the Merger Agreement) and not including 8,000 Shares held in the Issuer's treasury) as of August 31, 1994.

         (b) BAC has shared power to vote or to direct the vote of the 3,886,334 Shares subject to the Voting Agreements and the Proxy Agreements insofar as BAC has power to vote or to direct the vote of such Shares with respect to a vote to approve the Merger, the Merger Agreement and the

                             (Page 10 of 26 Pages)
transactions contemplated thereby and in opposition to any proposal or transaction that would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated thereby.

         When and if BAC acquires such Shares pursuant to the Stock Option Agreements, it will have sole voting and dispositive power with respect thereto, subject to certain restrictions described under Item 4 above.

         Other than as provided in the Voting Agreements, the Proxy Agreements and the Stock Option Agreements, the Shareholders retain the power to vote, or to direct the vote of, and to dispose of the Shares subject to those Agreements. The Shareholders have provided BAC with the information set out on Annex 2 hereto.

         (c) Except as described above, neither BAC nor any person named in Annex 1 hereto owns beneficially any Shares or has effected any transaction in Shares during the sixty days preceding the date of this Statement.

         (d) None of the Stock Option Agreements, the Voting Agreements and the Proxy Agreements address the rights of the parties thereto to receive the dividends from, or the proceeds from the sale of, the Shares subject to such agreements.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
- ------   -------------------------------------------------------------
         Respect to the Securities of the Issuer.
         ---------------------------------------

        Other than as indicated elsewhere in this Statement, to the best knowledge of BAC, neither BAC nor any of the persons named in Annex 1 hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

         Exhibit A -  Stock Option Agreement between Ivan Kaufman and BAC


                             (Page 11 of 26 Pages)

         Exhibit B -  Stock Option Agreement between Anita Kaufman and BAC

         Exhibit C -  Voting Agreement between Ivan Kaufman and BAC

         Exhibit D -  Voting Agreement between Anita Kaufman and BAC

         Exhibit E -  Proxy Agreement between Ivan Kaufman and BAC

         Exhibit F -  Proxy Agreement between Anita Kaufman and BAC

         Exhibit G -  Merger Agreement



                             (Page 12 of 26 Pages)

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 30, 1994

                                               BANKAMERICA CORPORATION


                                               By:     /s/ Cheryl Sorokin
                                                    --------------------------

                                               Name:   Cheryl Sorokin

                                               Title:  Executive Vice President
                                                       and Secretary


                             (Page 13 of 26 Pages)

                  GENERAL OPERATING AND BORROWING RESOLUTION
                  ------------------------------------------


      Following is a copy of BankAmerica Corporation's General Operating and Borrowing Resolution pursuant to which Cheryl Sorokin, Executive Vice President and Secretary of BAC, executed this Schedule 13D.


                             (Page 14 of 26 Pages)

Board of Directors                                   Adopted:  November 1, 1993
BankAmerica Corporation                           Last amended:  August 1, 1994

                            BANKAMERICA CORPORATION
                   GENERAL OPERATING AND BORROWING RESOLUTION
                   ------------------------------------------

     The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2
                                    -------

          any Assistant Treasurer
          any Assistant Secretary
          any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph
(b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered

                             (Page 15 of 26 Pages)
and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)  Establishment and use of accounts
     ---------------------------------

     where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)  Borrowing
     ---------

     to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

     (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

    (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor shall they be included in computing compliance therewith; and

                             (Page 16 of 26 Pages)

   (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)  Commercial paper
     ----------------

     subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($100,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (l) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

                             (Page 17 of 26 Pages)

(d)  Travelers cheques, official checks and money orders
     ---------------------------------------------------

     in addition to and independent of the borrowing authorized in subparagraph
(b) of this paragraph 1 and commercial paper issuance authorized in subparagraph
(c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)  Extending credit
     ----------------

     to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)  Powers of attorney
     ------------------

     to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)  Service agreements
     ------------------

     to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

                             (Page 18 of 26 Pages)

(h)  Interests in real or personal property
     --------------------------------------

     to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

     (i)       General power to contract
               -------------------------

     in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

     3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.


                             (Page 19 of 26 Pages)

                                                                         ANNEX 1

                            Identity and Background
                            -----------------------


          The following table sets forth the names, addresses and principal occupations of the executive officers and directors of BankAmerica (directors are indicated by an asterisk). Each such person is a citizen of the United States.

                                                         Principal
   Name                Business Address                  Occupation
   ----                ----------------                  ----------
*Joseph F.          10880 Wilshire Blvd.             Chairman of the Board
 Alibrandi          Los Angeles, CA  90024           and Chief Executive
                                                     Officer, Whittaker
                                                     Corporation,
                                                     Los Angeles, CA
                                                     (principal business:
                                                     aerospace manufacturing)

*Jill E.            333 Continental Blvd.            President and Chief
 Barad              15th Floor                       Operating Officer,
                    El Sequndo, CA  90245            Mattel, Inc., El
                                                     Sequndo, CA (principal
                                                     business: toy maker)

*Peter B.           3658 Mount Diablo Blvd.          Chairman of the Board
 Bedford            Suite 210                        and Chief Executive
                    Lafayette, CA  94549             Officer, Bedford
                                                     Property, Inc.,
                                                     Lafayette, CA
                                                     (principal business:
                                                     real estate investment
                                                     trust)

*Andrew F.          4400 MacArthur Blvd., N.W.       President, Brimmer &
 Brimmer            Suite 302                        Company, Inc.,
                    Washington, D.C. 20007           Washington, D.C.
                                                     (principal business:
                                                     economic and financial
                                                     consulting)


                              (Page 20 of 26 Pages)

                                                         Principal
   Name                Business Address                  Occupation
   ----                ----------------                  ----------
Kathleen J.         555 California St.               Vice Chairman and
 Burke              40th Floor                       Personnel Relations
                    San Francisco, CA  94104         Officer, BankAmerica
                                                     Corporation, San
                                                     Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*Richard A.         77 Beale St., 32nd Fl.           Chairman of the Board
 Clarke             San Francisco, CA  94106         and Chief Executive
                                                     Officer, Pacific Gas &
                                                     Electric Co.
                                                     (principal business: gas
                                                     and electric utility)

*Lewis W.           555 California St.               Vice Chairman of the
 Coleman            San Francisco, CA  94104         Board and Chief
                                                     Financial Officer,
                                                     BankAmerica Corporation,
                                                     San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

David A.            555 California St.               Vice Chairman,
 Coulter            San Francisco, CA  94104         BankAmerica Corporation,
                                                     San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*Timm F.            800 North Brand Blvd.            Chairman and CEO, Nestle
 Crull              Glendale, CA  91203              USA, Inc., Glendale, CA
                                                     (principal business:
                                                     food and related
                                                     products processing)

*Kathleen           147 Clifton St.,                 President, Economics
 Feldstein          Belmont, MA 02178                Studies, Inc.,
                                                     Belmont, MA
                                                     (principal business:
                                                     economics consulting)


                              (Page 21 of 26 Pages)

                                                         Principal
   Name                Business Address                  Occupation
   ----                ----------------                  ----------
*Donald E.          Pacific Telesis Center           Chairman Emeritus,
 Guinn              130 Kearny St., Room 3719        Pacific Telesis Group,
                    San Francisco, CA  94108         San Francisco, CA
                                                     (principal business:
                                                     telecommunications)

*Philip M.          444 South Flower St.             Retired Chairman and
 Hawley             Suite 2280                       Chief Executive Officer,
                    Los Angeles, CA  90071           Carter Hawley Hale
                                                     Stores, Inc., Los
                                                     Angeles, CA
                                                     (principal business:
                                                     retailing)

Luther S.           555 California St.               Vice Chairman,
 Helms              40th Floor                       BankAmerica Corporation,
                    San Francisco, CA  94104         San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*Frank L.           2726 Shelter Island Dr.          Consulting Architect,
 Hope, Jr.          Suite 250                        San Diego, CA
                    San Diego, CA  92106             (principal business:
                                                     architecture)

*Ignacio E.         411 West Fifth St.               Editor-in-Chief,
 Lozano, Jr.        Los Angeles, CA  90013           La Opinion, Los Angeles,
                                                     CA  (principal business:
                                                     newspaper publishing)

*Cornell C.         One Kaiser Plaza                 Consultant, Kaiser
 Maier              Suite 2600                       Aluminum Corporation,
                    Oakland, CA  94612               and Retired Chairman and
                                                     Chief Executive Officer,
                                                     Kaiser Aluminum &
                                                     Chemical Corporation,
                                                     Oakland, CA
                                                     (principal business:
                                                     aluminum)

                              (Page 22 of 26 Pages)

                                                         Principal
   Name                Business Address                  Occupation
   ----                ----------------                  ----------
*Walter E.          Office of the President          Provost and Senior Vice
 Massey             300 Lakeside Drive               President, Academic
                    22nd Fl.                         Affairs, University of
                    Oakland, CA  94612               California, Berkeley, CA
                                                     (principal business:
                                                     education)

Jack L.             555 California St.               Vice Chairman,
 Meyers             40th Floor                       BankAmerica Corporation,
                    San Francisco, CA  94104         San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

Thomas E.           555 California St.               Vice Chairman,
 Peterson           40th Floor                       BankAmerica Corporation,
                    San Francisco, CA  94104         San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*John M.            227 West Monroe St.              Of Counsel to the law
 Richman            Suite 4825                       firm of Wachtell,
                    Chicago, IL 60606                Lipton, Rosen & Katz,
                                                     Chicago, IL (principal
                                                     business: law)

*Richard M.         555 California St.               Chairman of the Board
 Rosenberg          San Francisco, CA  94104         and Chief Executive
                                                     Officer, BankAmerica
                                                     Corporation, San
                                                     Francisco, CA
                                                     (principal business:
                                                     banking and finance)

Michael E.          555 California St.               Vice Chairman,
 Rossi              40th Floor                       BankAmerica Corporation,
                    San Francisco, CA  94104         San Francisco, CA
                                                     (principal business:
                                                     banking and finance)

*A. Michael         Memorial Way, Room 140           Dean, Graduate School of
 Spence             Stanford, CA  94305              Business, Stanford
                                                     University, Stanford, CA
                                                     (principal business:
                                                     education)

                              (Page 23 of 26 Pages)

                                                         Principal
   Name                Business Address                  Occupation
   ----                ----------------                  ----------
Martin A.           Dept. No. 3789                   Vice Chairman,
 Stein              1755 Grant, 4th Floor            BankAmerica Corporation,
                    Concord, CA  94520               San Francisco, CA
                                                     (principal business:
                                                     banking and finance)



                              (Page 24 of 26 Pages)

                                                                         ANNEX 2

                                  Shareholders
                                  ------------

         Following is the information required by Item 2 with respect to the Shareholders, as provided to BAC by the Shareholders.

         (a)  Name:  Ivan Kaufman and Anita Kaufman

         (b)  Residence or business address:

              333 Earle Ovington Blvd.
              Uniondale, NY  11553

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:


                                                               Principal
Name                               Business Address            Occupation
- ------------------------------  -----------------------  ----------------------

Ivan Kaufman                    333 Earle Ovington Blvd. Chairman of the Board
                                Uniondale, NY 11553      and Chief Executive
                                                         Officer, Arbor
                                                         National Holdings,
                                                         Inc. (principal
                                                         business: mortgage
                                                         bank)

Anita Kaufman                   333 Earle Ovington Blvd. Director,  Arbor
                                Uniondale, NY 11553      National Holdings,
                                                         Inc. (principal
                                                         business: mortgage
                                                         bank)

         (d) and (e) During the last five years, neither Ivan Kaufman nor Anita Kaufman have (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:  U.S.A.


                             (Page 25 of 26 Pages)

                                 EXHIBIT INDEX

NUMBER                       NAME
- ------                       ----

Exhibit A --    Stock Option Agreement between
                  Ivan Kaufman and BAC

Exhibit B --    Stock Option Agreement between
                  Anita Kaufman and BAC

Exhibit C --    Voting Agreement between Ivan
                  Kaufman and BAC

Exhibit D --    Voting Agreement between Anita
                  Kaufman and BAC

Exhibit E --    Proxy Agreement between Ivan
                  Kaufman and BAC

Exhibit F --    Proxy Agreement between Anita
                  Kaufman and BAC

Exhibit G --    Merger Agreement


                              (Page 26 of 26 Pages)

                                                                       EXHIBIT A


                            STOCK OPTION AGREEMENT


     This is to certify that for and in consideration of entering into an Agreement and Plan of Merger dated as of September 23, 1994, BANKAMERICA CORPORATION ("BAC"), is entitled to purchase from Ivan Kaufman ("Shareholder"), all of the 3,311,354 shares of the common stock, par value $0.01 per share, of Arbor National Holdings, Inc., a New York corporation (the "Company") owned by the Shareholder, subject to the terms and conditions more fully set forth herein.


                                   ARTICLE I

                                   DEFINITIONS
                                   -----------
     Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

     1.1 "Applicable Law" shall mean any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any governmental authority applicable, in the case of the Shareholder, to the Shareholder or his properties or assets, in the case of the Company, to the Company, any of the subsidiaries of the Company or the respective properties, assets, officers, employees or directors (in connection with any such officer's, employee's or director's activities on behalf of it) of any of them, and, in the case of BAC, to BAC, any of the subsidiaries of BAC or the respective properties, assets, officers, employees or directors (in connection with such officer's, employee's or director's activities on behalf of it) of any of them.

     1.2 "Acquisition Agreement" shall mean that certain Agreement and Plan of Merger dated as of September 23, 1994 by and among BAC, Bank of America, FSB, a federal savings bank and wholly-owned direct subsidiary of BAC ("BAFSB"), ARBH Acquisition Corp., a New York corporation and wholly-owned direct subsidiary of BAFSB ("Acquisition Corp.") and the Company.

     1.3 "Triggering Event" shall mean the occurrence of any of the following events on or after the date hereof:

     (a) prior to the termination of the Acquisition Agreement, any person or Group (as defined below), other than BAC or any of its affiliates, shall have "commenced" (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) a tender or exchange offer for nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock (the term "affiliate" as used herein having the meaning assigned thereto in Rule 405 promulgated under the Securities Act of 1933, as amended);

     (b) prior to the termination of the Acquisition Agreement, the acquisition by any person or Group, other than BAC or any of its affiliates and other than the Shareholder and Anita Kaufman (the "Kaufman Affiliates"), of the beneficial ownership or the right to acquire beneficial ownership of nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock (the terms "Group" and "beneficial ownership" as used in this Option having the meanings assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

     (c) prior to the termination of the Acquisition Agreement, (i) the failure of the Company's stockholders to approve the Acquisition Agreement at a meeting called to consider such Acquisition Agreement, if such meeting shall have been preceded by (x) the public announcement by any person or Group (other than BAC or any of its affiliates) of an offer or proposal to acquire, merge or consolidate with the Company; (y) the filing of an application or notice, other than by BAC or any of its affiliates, under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), or any other federal or state banking, insurance, antitrust or other statute, with respect to the acquisition or proposed acquisition of nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock; or (z) the Board of Directors of the Company publicly withdrawing or modifying, or publicly announcing its intent to withdraw or modify, its recommendation that the shareholders of the Company approve the transactions contemplated by the Acquisition Agreement; or (ii) the acceptance by the Company's Board of Directors of, or the public recommendation by the Company's Board of Directors that the stockholders of the Company accept, an offer or proposal from any person or Group (other than BAC or any of its affiliates), to acquire nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock, or a substantial portion (19.9% or more) of the consolidated assets of the Company, or for a merger or consolidation or any similar transaction involving the Company; or

       (d)  the occurrence of any of the events described in clauses (a), (b),
  (c)(i)(x), (y) or (z), or (c)(ii) of this Paragraph 1.3 (without regard to the provision that such event occur prior to the termination of the Acquisition Agreement) within six (6) months following the termination of the Acquisition Agreement by BAC pursuant to Section 9.1(f) thereof;

       (e) after a proposal is made by a third party to the Company or its shareholders to engage in (i) a merger or consolidation, or any similar transaction, involving the Company, (ii) a purchase, lease or other acquisition representing 19.9% or more of the consolidated assets of the Company, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 19.9% or more of the voting power of the Company, the Company shall have breached any covenant or obligation contained in the Acquisition Agreement and such breach (x) would entitle BAC to terminate the Acquisition Agreement pursuant to Section 9.1(f) thereof and (y) shall not have been cured prior to the date the holder hereof duly gives notice to the Shareholder of its desire to exercise this Option pursuant to Section 2.3 hereof; or

       (f) any material breach by Shareholder of this Option or the Voting Agreement and Irrevocable Proxy, dated of even date herewith, between the Shareholder and BAC.

     1.4 "Underlying Shares" shall mean the shares of the Company Common Stock that may be acquired upon exercise of this Option.

     1.5 "Company Common Stock" shall mean the Common Stock, par value $0.01 per share, of the Company, or any capital stock into which such Common Stock of the Company shall have been converted as a result of a recapitalization, merger or consolidation.

     1.6 "Option" shall mean this Option and any additional, substitute or partial option that may be issued to the holder or holders thereof pursuant to the terms and provisions contained herein.


                                  ARTICLE II

                             TERMS AND CONDITIONS
                             --------------------
     2.1  Number of Shares. This Option shall permit BAC or any subsequent
          ----------------
holder hereof to purchase from the Shareholder 3,311,354 shares of the Company Common Stock owned beneficially and of record by the Shareholder, subject to adjustment as provided below:

     (a) in the event the Shareholder acquires additional shares of the Company Common Stock on or after the date hereof for any reason and by whatever means, this Option shall also permit BAC or any subsequent holder hereof to acquire all such additional shares of the Company Common Stock from the Shareholder at the Exercise Price (as defined below);

     (b) in the event the Shareholder acquires any option, warrant or other right to acquire shares of the Company Common Stock (including, without limitation, any agreement to acquire shares of the Company Common Stock or options, warrants or other rights to acquire shares of the Company Common Stock) on or after the date hereof for any reason, or any other security convertible into shares of the Company Common Stock, this Option shall permit BAC or any subsequent holder hereof to acquire from the Shareholder such option, warrant or other right or other security convertible into shares of the Company for the same consideration Shareholder paid to acquire such option, warrant or other right or other security; and

     (c) in the event of any stock dividend, stock split, reverse stock split, reclassification, recapitalization or reorganization or any similar transaction, the number of shares of the Company Common Stock that the holder hereof may acquire upon exercise hereof shall be proportionately and appropriately adjusted so as to enable BAC or any subsequent holder hereof to acquire all of the shares of the Company Common Stock held beneficially or of record by the Shareholder.

     2.2  Exercise Price. The shares of the Company Common Stock that may be
         --------------
acquired pursuant to the exercise
of this Option may be acquired at a price equal to $16.35 per share (the "Exercise Price"), payable in cash; provided that in the event of any change in
                                    -------- ----
the Company Common Stock by reason of a stock dividend, stock split, reverse stock split, reclassification, recapitalization or reorganization or other similar event requiring adjustment under Paragraph 2.1(c) hereof, the Exercise Price shall be appropriately and proportionately adjusted to reflect such event. All references in this Option to the term Exercise Price shall mean the Exercise Price as so adjusted from time to time.

     2.3  Exercise.  This Option may be exercised as follows:
          --------

     (a) this Option may be exercised only after the occurrence of a Triggering Event;

     (b) this Option may be exercised from time to time only as to the whole (except as provided in Section 2.3(c) below) of the Underlying Shares and only if the option of even date herewith executed by Anita Kaufman in favor of BAC (the "Affiliate Option") is executed concurrently in accordance with its terms;

     (c) this Option may be exercised only by a holder lawfully entitled to exercise this Option; provided, however, that a holder that is lawfully permitted to partially exercise this Option shall be permitted to do so notwithstanding the fact that such holder may not be lawfully entitled to exercise the entire Option; provided further, however, that a holder that is lawfully permitted to exercise this Option, in whole or in part (pursuant to the previous proviso), shall be permitted to do so notwithstanding the fact that such holder may not be lawfully entitled to exercise concurrently the Affiliate Option;

     (d) to exercise this Option, the holder shall present to the Shareholder this Option, together with the Exercise Price for the number of Underlying Shares to be purchased, in cash or by certified check or bank draft drawn on immediately available funds, accompanied by a certificate of the holder certifying to, or other satisfactory evidence of, the satisfaction of the conditions to such exercise, whereupon this Option shall be exercised to the extent specified, and the holder exercising the same shall be the holder of the number of shares of the Company Common Stock purchased. The Shareholder shall duly endorse the Underlying Shares in blank or with appropriate stock powers, duly executed in blank attached thereto, in proper form for transfer, with the signature of Shareholder thereon guaranteed, and with all applicable taxes paid or provided for, and any other documents necessary to transfer the purchased shares to the purchaser free and clear of all liens within a reasonable time (not exceeding ten (10) days) after this Option shall have been exercised as provided herein;

       (e) this Option may not be exercised by BAC or any affiliate thereof (other than any national bank subsidiary of BAC or any subsidiary of any such national bank, which are not subject to the following restrictions) to the extent that, as a result of such exercise, the number of shares of the Company Common Stock held by BAC and its affiliates in the aggregate would exceed five percent (5%) of the Company Common Stock then outstanding unless such exercise first receives the approval of the Board of Governors of the Federal Reserve System (the "Board") under the Bank Holding Company Act; provided, however, that in lieu of the approval described above, BAC or any affiliate may provide an opinion of counsel to the effect that such approval is not required. For the purposes of this subsection 2.3(e), the number of shares of the Company Common Stock deemed to be "then outstanding" shall be determined with regard to the Bank Holding Company Act or the applicable state statute, when calculating the percentage limit set forth above, as applicable.

     2.4  Transferability of Option. This Option and any shares of Company
          -------------------------
Common Stock acquired upon exercise of the Option, and interests herein, may be transferred only as follows and, except in the case of Section 2.4(b) or (c) hereof, only upon receipt by the Shareholder of an agreement, in form and substance reasonably satisfactory to the Shareholder, providing that the proposed transferee agrees to be bound by the terms of this Agreement:

       (a) BAC may sell or transfer this Option and any shares of Company Common Stock acquired upon exercise of the Option at any time without the written consent of the Shareholder, to any affiliate or affiliates of BAC;

       (b) BAC (or any affiliate of BAC that has acquired this Option or any of the Underlying Shares pursuant to the provisions of Section 2.4(a) hereof) shall be entitled to sell, exchange, transfer or otherwise dispose of all shares of Company Common Stock acquired pursuant to the exercise of the Option to a Third Party (as defined below) on terms substantially similar to those offered by such Third Party to the holders of the Minority Shares (as defined below);

       (c) following the exercise of this Option and expiration of the Shareholder's right of repurchase specified in Section 2.5 hereof, BAC (or any affiliate of BAC that has acquired this Option or any Underlying Shares pursuant to the provisions of Paragraph 2.4(a) above) shall be entitled to sell or transfer any shares of Company Common Stock acquired upon exercise of the Option in one or more transactions exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") or in any transaction subject to the registration requirements of Section 5 of the Securities Act;

     2.5  Obligations of Holder Following Exercise. Upon exercise of this Option
          ----------------------------------------
in accordance with the provisions hereof, the holder or holders of the Underlying Shares issued upon such exercise shall, within six (6) months from the date of such exercise, either:

       (a) offer, or cause the Company or an affiliate of such holder to offer, to acquire all of the outstanding shares of the Company Common Stock not then held by such holder or any affiliate thereof (the "Minority Shares") (whether by means of a tender offer, merger, consolidation or other form of transaction) for cash at a per share price not less than the per share Exercise Price paid to Shareholder upon such exercise (as adjusted for any changes in the Company's capitalization after the exercise date in accordance with the procedures set forth in the proviso to Paragraph 2.2 hereof); or

       (b) sell, exchange, transfer or otherwise dispose (whether by means of a tender offer, merger, consolidation or other form of transaction) of all of such Underlying Shares to one or more persons or entities (other than BAC or any affiliate thereof) (a "Third Party") on terms substantially equivalent to those offered by such persons or entities to the holders of those Minority Shares not already held by such persons or entities.

     In the event that (x) the holder of the Underlying Shares fails to purchase all of the Minority Shares or (y) a Third Party shall not have purchased all of the Underlying Shares and the Minority Shares within the period specified in this Section 2.5, the Shareholder shall have the option, within 60 days after the expiration of such period, to repurchase at a per share price equal to the Exercise Price (subject to adjustment as provided in Section 2.1(c) hereof) all shares of Company Common Stock previously acquired upon exercise of the Option from the holder or holders thereof; provided, however, that any such sale transaction shall fully comply
         --------  -------
with all applicable laws. Such repurchase shall be affected in accordance with the procedures specified in Section 2.3(d) hereof.

     2.6  Termination. This Option (other than the provisions of Section 2.5
          -----------
hereof), and the rights to acquire shares of the Company Common Stock pursuant hereto, shall expire as follows upon the first to occur of the following:

       (a) consummation of the merger of the Company with Acquisition Corp. as contemplated by the Acquisition Agreement;

       (b) the mutual consent of both BAC and the Shareholder to terminate this Option;

       (c) the termination of the Acquisition Agreement, unless a Triggering Event shall have occurred or a Triggering Event may occur pursuant to Section 1 .3(d) hereof;

       (d) the expiration of the six-month period specified in Section 1.3(d) hereof unless a Triggering Event shall have occurred; or

       (e) the expiration of a twelve (12) month period following the first occurrence of a Triggering Event.


     2.7  Expenses.  Except as otherwise set forth herein, all expenses
          --------
incurred in connection with this Agreement, the exercise of the Option or the exercise by the Shareholder of the repurchase right set forth in Section 2.5 hereof shall be borne by the party incurring such expense.


                                  ARTICLE III

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                   -----------------------------------------
                              OF THE SHAREHOLDER
                              ------------------
     The Shareholder hereby represents, warrants, covenants and agrees with BAC as follows:

     3.1  Authority.  This Option has been duly executed by the Shareholder,
          ---------
and (assuming due authorization, execution and delivery by BAC) constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). All corporate actions, if any, required by law to be taken by the Company or the Shareholder to exempt this Option and the transactions contemplated hereby from the requirements of Section 9.12 of the New York Business Corporation Law and any other state antitakeover statute have been taken and are in full force and effect.

     3.2  Conflicting Instruments.  Neither the execution and delivery of this
          -----------------------
Option nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with or constitute a default under any term or condition contained in any agreement or instrument to which the Shareholder is a party or by which the Shareholder or its respective properties or assets are bound, or any Applicable Law.

     3.3  Shares.  The Underlying Shares are duly and validly issued, fully
          ------
paid and nonassessable, and are and shall be free and clear of all liens, security interests, charges, claims, equities, options, proxies (other than the Irrevocable Proxy) or encumbrances, and were not issued in violation of any preemptive rights of any shareholders of the Company. As of the date of this Option, the Shareholder holds beneficial and record interest in 3,311,354 Underlying Shares. The Shareholder has full right, power and authority to sell, transfer and deliver the Underlying Shares hereunder. Upon exercise of this Option in accordance with Section 2.3 hereof, the holder thereof shall receive good and valid title to the Underlying Shares as to which the Option is exercised, free and clear of any lien, security interest, charge, claim, equity, option, proxy (other than the Irrevocable Proxy) or encumbrance of any kind whatsoever.

     3.4  Preservation of Rights of Holder.  The Shareholder shall not by any
          --------------------------------
voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereby by the Shareholder. Without limitation of the foregoing, the Shareholder shall not vote to amend the Company's Certificate of Incorporation in a manner that adversely affects the voting or other rights of the Underlying Shares. The Shareholder shall promptly take all action as may from time to time be reasonably required in order to preserve the rights of the holder hereof to exercise this Option and to permit the Shareholder to duly and effectively transfer shares therefor in accordance with the terms hereof. The Shareholder agrees to use its best efforts to cause the Company promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder, (y) in the event, under the Bank Holding Company Act, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with the holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state regulatory authority as they may require and (3) complying with the provisions of federal and state securities laws and regulations) in order to permit the holder to exercise the Option and the Company duly and effectively to transfer Underlying Shares pursuant hereto.


                                  ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BAC
                     -------------------------------------

     BAC hereby represents and warrants to the Shareholder that:

     4.1  Authority.  The execution and delivery of this Option and the
          ---------
consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BAC. The Option has been duly authorized and executed by BAC, and (assuming due authorization, execution and delivery by the Shareholder) constitutes a legal, valid and binding obligation of BAC, enforceable against BAC in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

     4.2  Purchase for Distribution.  This Option is not being acquired with a
          -------------------------
view to the public distribution thereof and neither this Option nor any of the Underlying Shares will be transferred or otherwise disposed of except in a transaction registered or exempt from the Securities Act.

                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

     5.1  Severability.  If any term, provision, covenant or restriction
          ------------
contained in this Option is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void and unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that this Option will not permit the holder hereof to acquire the full number of shares of the Company Common Stock provided in Paragraph 2.1, it is the express intention of the Shareholder to allow the holder hereof to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

     5.2  Governing Law.  This Option shall in all respects be governed by and
          -------------
construed in accordance with the laws of the State of New York.

     5.3  Amendments.  This Option may not be modified, amended, altered or
          ----------
supplemented, except upon the execution and delivery of a written agreement executed by the Shareholder and the holder hereof.

     5.4  Notices.  All notices, requests, claims, demands and other
          -------
communications hereunder shall be in writing, and shall be given as provided in
Section 10.4 of the Acquisition Agreement at the addresses set forth therein for BAC and at the following address for the Shareholder:

     Ivan Kaufman

     ---------------------------

     ---------------------------


     5.5  Remedies.  The parties hereto acknowledge that damages would be an
          --------
inadequate remedy for a breach of this Option by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     5.6  Further Assurances.  In the event of any exercise of the Option by
          ------------------
BAC, the Shareholder and BAC shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     5.7  Entire Agreement.  This Option constitutes the entire agreement of
          ----------------
BAC the Shareholder with respect to the matters contained herein, and supersede all prior agreements and understandings between the parties with respect thereto.

     5.8  Headings.  The article and paragraph headings contained herein are
          --------
for convenience only, and shall not affect the construction of the terms and provisions of this Option.

     IN WITNESS WHEREOF, Ivan Kaufman has executed and delivered this Option effective as of this 23rd day of September, 1994.




                                      By:  /s/ Ivan Kaufman
                                         --------------------------
                                               Ivan Kaufman





     The undersigned, BANKAMERICA CORPORATION, a Delaware corporation, hereby accepts delivery of this Option and agrees to be bound by all of its terms.


                                     BANKAMERICA CORPORATION


                                      By:   /s/ Terry Perucca
                                         --------------------------

                                                                       EXHIBIT B

                            STOCK OPTION AGREEMENT


     This is to certify that for and in consideration of entering into an Agreement and Plan of Merger dated as of September 23, 1994, BANKAMERICA CORPORATION ("BAC"), is entitled to purchase from Anita Kaufman ("Shareholder"), all of the 574,980 shares of the common stock, par value $0.01 per share, of Arbor National Holdings, Inc., a New York corporation (the "Company") owned by the Shareholder, subject to the terms and conditions more fully set forth herein.


                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

     Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

     1.1 "Applicable Law" shall mean any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any governmental authority applicable, in the case of the Shareholder, to the Shareholder or his properties or assets, in the case of the Company, to the Company, any of the subsidiaries of the Company or the respective properties, assets, officers, employees or directors (in connection with any such officer's, employee's or director's activities on behalf of it) of any of them, and, in the case of BAC, to BAC, any of the subsidiaries of BAC or the respective properties, assets, officers, employees or directors (in connection with such officer's, employee's or director's activities on behalf of it) of any of them.

     1.2 "Acquisition Agreement" shall mean that certain Agreement and Plan of Merger dated as of September 23, 1994 by and among BAC, Bank of America, FSB, a federal savings bank and wholly-owned direct subsidiary of BAC ("BAFSB"), ARBH Acquisition Corp., a New York corporation and wholly-owned direct subsidiary of BAFSB ("Acquisition Corp.") and the Company.

     1.3 "Triggering Event" shall mean the occurrence of any of the following events on or after the date hereof:

       (a) prior to the termination of the Acquisition Agreement, any person or Group (as defined below), other than BAC or any of its affiliates, shall have "commenced" (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) a tender or exchange offer for nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock (the term "affiliate" as used herein having the meaning assigned thereto in Rule 405 promulgated under the Securities Act of 1933, as amended);

       (b) prior to the termination of the Acquisition Agreement, the acquisition by any person or Group, other than BAC or any of its affiliates and other than the Shareholder and Ivan Kaufman (the "Kaufman Affiliates"), of the beneficial ownership or the right to acquire beneficial ownership of nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock (the terms "Group" and "beneficial ownership" as used in this Option having the meanings assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

       (c) prior to the termination of the Acquisition Agreement, (i) the failure of the Company's stockholders to approve the Acquisition Agreement at a meeting called to consider such Acquisition Agreement, if such meeting shall have been preceded by (x) the public announcement by any person or Group (other than BAC or any of its affiliates) of an offer or proposal to acquire, merge or consolidate with the Company; (y) the filing of an application or notice, other than by BAC or any of its affiliates, under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), or any other federal or state banking, insurance, antitrust or other statute, with respect to the acquisition or proposed acquisition of nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock; or (z) the Board of Directors of the Company publicly withdrawing or modifying, or publicly announcing its intent to withdraw or modify, its recommendation that the shareholders of the Company approve the transactions contemplated by the Acquisition Agreement; or (ii) the acceptance by the Company's Board of Directors of, or the public recommendation by the Company's Board of Directors that the stockholders of the Company accept, an offer or proposal from any person or Group (other than BAC or any of its affiliates), to acquire nineteen and nine-tenths percent (19.9%) or more of the outstanding shares of the Company Common Stock, or a substantial portion (19.9% or more) of the consolidated assets of the Company, or for a merger or consolidation or any similar transaction involving the Company; or

       (d)  the occurrence of any of the events described in clauses (a), (b),
    (c)(i)(x), (y) or (z), or (c)(ii) of this Paragraph 1.3 (without regard to the provision that such event occur prior to the termination of the Acquisition Agreement) within six (6) months following the termination of the Acquisition Agreement by BAC pursuant to Section 9.1(f) thereof;

       (e) after a proposal is made by a third party to the Company or its shareholders to engage in (i) a merger or consolidation, or any similar transaction, involving the Company, (ii) a purchase, lease or other acquisition representing 19.9% or more of the consolidated assets of the Company, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 19.9% or more of the voting power of the Company, the Company shall have breached any covenant or obligation contained in the Acquisition Agreement and such breach (x) would entitle BAC to terminate the Acquisition Agreement pursuant to Section 9.1(f) thereof and (y) shall not have been cured prior to the date the holder hereof duly gives notice to the Shareholder of its desire to exercise this Option pursuant to Section 2.3 hereof; or

       (f) any material breach by Shareholder of this Option or the Voting Agreement and Irrevocable Proxy, dated of even date herewith, between the Shareholder and BAC.

     1.4 "Underlying Shares" shall mean the shares of the Company Common Stock that may be acquired upon exercise of this Option.

     1.5 "Company Common Stock" shall mean the Common Stock, par value $0.01 per share, of the Company, or any capital stock into which such Common Stock of the Company shall have been converted as a result of a recapitalization, merger or consolidation.

     1.6 "Option" shall mean this Option and any additional, substitute or partial option that may be issued to the holder or holders thereof pursuant to the terms and provisions contained herein.

                                  ARTICLE II

                             TERMS AND CONDITIONS
                             --------------------

     2.1  Number of Shares. This Option shall permit BAC or any subsequent
          ----------------
holder hereof to purchase from the Shareholder 574,980 shares of the Company Common Stock owned beneficially and of record by the Shareholder, subject to adjustment as provided below:

     (a) in the event the Shareholder acquires additional shares of the Company Common Stock on or after the date hereof for any reason and by whatever means, this Option shall also permit BAC or any subsequent holder hereof to acquire all such additional shares of the Company Common Stock from the Shareholder at the Exercise Price (as defined below);

     (b) in the event the Shareholder acquires any option, warrant or other right to acquire shares of the Company Common Stock (including, without limitation, any agreement to acquire shares of the Company Common Stock or options, warrants or other rights to acquire shares of the Company Common Stock) on or after the date hereof for any reason, or any other security convertible into shares of the Company Common Stock, this Option shall permit BAC or any subsequent holder hereof to acquire from the Shareholder such option, warrant or other right or other security convertible into shares of the Company for the same consideration Shareholder paid to acquire such option, warrant or other right or other security; and

     (c) in the event of any stock dividend, stock split, reverse stock split, reclassification, recapitalization or reorganization or any similar transaction, the number of shares of the Company Common Stock that the holder hereof may acquire upon exercise hereof shall be proportionately and appropriately adjusted so as to enable BAC or any subsequent holder hereof to acquire all of the shares of the Company Common Stock held beneficially or of record by the Shareholder.

     2.2  Exercise Price. The shares of the Company Common Stock that may be
          --------------
acquired pursuant to the exercise of this Option may be acquired at a price equal to $16.35 per share (the "Exercise Price"), payable in cash; provided
                                                                   --------
that in the event of any change in the Company Common Stock by reason of a stock
- ----
dividend, stock split, reverse stock split, reclassification, recapitalization or reorganization or other similar event requiring adjustment under Paragraph 2.1(c) hereof, the Exercise Price shall be appropriately and proportionately adjusted to reflect such event. All references in this Option to the term Exercise Price shall mean the Exercise Price as so adjusted from time to time.

     2.3  Exercise.  This Option may be exercised as follows:
          --------

     (a) this Option may be exercised only after the occurrence of a Triggering Event;

     (b) this Option may be exercised from time to time only as to the whole (except as provided in Section 2.3(c) below) of the Underlying Shares and only if the option of even date herewith executed by Ivan Kaufman in favor of BAC (the "Affiliate Option") is executed concurrently in accordance with its terms;

     (c) this Option may be exercised only by a holder lawfully entitled to exercise this Option; provided, however, that a holder that is lawfully permitted to partially exercise this Option shall be permitted to do so notwithstanding the fact that such holder may not be lawfully entitled to exercise the entire Option; provided further, however, that a holder that is lawfully permitted to exercise this Option, in whole or in part (pursuant to the previous proviso), shall be permitted to do so notwithstanding the fact that such holder may not be lawfully entitled to exercise concurrently the Affiliate Option;

     (d) to exercise this Option, the holder shall present to the Shareholder this Option, together with the Exercise Price for the number of Underlying Shares to be purchased, in cash or by certified check or bank draft drawn on immediately available funds, accompanied by a certificate of the holder certifying to, or other satisfactory evidence of, the satisfaction of the conditions to such exercise, whereupon this Option shall be exercised to the extent specified, and the holder exercising the same shall be the holder of the number of shares of the Company Common Stock purchased. The Shareholder shall duly endorse the Underlying Shares in blank or with appropriate stock powers, duly executed in blank attached thereto, in proper form for transfer, with the signature of Shareholder thereon guaranteed, and with all applicable taxes paid or provided for, and any other documents necessary to transfer the purchased shares to the purchaser free and clear of all liens within a reasonable time (not exceeding ten (10) days) after this Option shall have been exercised as provided herein;

     (e) this Option may not be exercised by BAC or any affiliate thereof (other than any national bank subsidiary of BAC or any subsidiary of any such national bank, which are not subject to the following restrictions) to the extent that, as a result of such exercise, the number of shares of the Company Common Stock held by BAC and its affiliates in the aggregate would exceed five percent (5%) of the Company Common Stock then outstanding unless such exercise first receives the approval of the Board of Governors of the Federal Reserve System (the "Board") under the Bank Holding Company Act; provided, however, that in lieu of the approval described above, BAC or any affiliate may provide an opinion of counsel to the effect that such approval is not required. For the purposes of this subsection 2.3(e), the number of shares of the Company Common Stock deemed to be "then outstanding" shall be determined with regard to the Bank Holding Company Act or the applicable state statute, when calculating the percentage limit set forth above, as applicable.

     2.4  Transferability of Option. This Option and any shares of Company
          -------------------------
Common Stock acquired upon exercise of the Option, and interests herein, may be transferred only as follows and, except in the case of Section 2.4(b) or (c) hereof, only upon receipt by the Shareholder of an agreement, in form and substance reasonably satisfactory to the Shareholder, providing that the proposed transferee agrees to be bound by the terms of this Agreement:

     (a) BAC may sell or transfer this Option and any shares of Company Common Stock acquired upon exercise of the Option at any time without the written consent of the Shareholder, to any affiliate or affiliates of BAC;

     (b) BAC (or any affiliate of BAC that has acquired this Option or any of the Underlying Shares pursuant to the provisions of Section 2.4(a) hereof) shall be entitled to sell, exchange, transfer or otherwise dispose of all shares of Company Common Stock acquired pursuant to the exercise of the Option to a Third Party (as defined below) on terms substantially similar to those offered by such Third Party to the holders of the Minority Shares (as defined below);

     (c) following the exercise of this Option and expiration of the Shareholder's right of repurchase specified in Section 2.5 hereof, BAC (or any affiliate of BAC that has acquired this Option or any Underlying Shares pursuant to the provisions of Paragraph 2.4(a) above) shall be entitled to sell or transfer any shares of Company Common Stock acquired upon exercise of the Option in one or more transactions exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") or in any transaction subject to the registration requirements of Section 5 of the Securities Act;

     2.5  Obligations of Holder Following Exercise. Upon exercise of this Option
          ----------------------------------------
in accordance with the provisions hereof, the holder or holders of the Underlying Shares issued upon such exercise shall, within six (6) months from the date of such exercise, either:

     (a) offer, or cause the Company or an affiliate of such holder to offer, to acquire all of the outstanding shares of the Company Common Stock not then held by such holder or any affiliate thereof (the "Minority Shares") (whether by means of a tender offer, merger, consolidation or other form of transaction) for cash at a per share price not less than the per share Exercise Price paid to Shareholder upon such exercise (as adjusted for any changes in the Company's capitalization after the exercise date in accordance with the procedures set forth in the proviso to Paragraph 2.2 hereof); or

     (b) sell, exchange, transfer or otherwise dispose (whether by means of a tender offer, merger, consolidation or other form of transaction) of all of such Underlying Shares to one or more persons or entities (other than BAC or any affiliate thereof) (a "Third Party") on terms substantially equivalent to those offered by such persons or entities to the holders of those Minority Shares not already held by such persons or entities.

     In the event that (x) the holder of the Underlying Shares fails to purchase all of the Minority Shares or (y) a Third Party shall not have purchased all of the Underlying Shares and the Minority Shares within the period specified in this Section 2.5, the Shareholder shall have the option, within 60 days after the expiration of such period, to repurchase at a per share price equal to the Exercise Price (subject to adjustment as provided in Section 2.1(c) hereof) all shares of Company Common Stock previously acquired upon exercise of the Option from the holder or holders thereof; provided, however,
                                                           --------  -------
that any such sale transaction shall fully comply with all applicable laws. Such repurchase shall be affected in accordance with the procedures specified in
Section 2.3(d) hereof.

     2.6  Termination. This Option (other than the provisions of Section 2.5
          -----------
hereof), and the rights to acquire shares of the Company Common Stock pursuant hereto, shall expire as follows upon the first to occur of the following:

     (a) consummation of the merger of the Company with Acquisition Corp. as contemplated by the Acquisition Agreement;

     (b) the mutual consent of both BAC and the Shareholder to terminate this Option;

     (c) the termination of the Acquisition Agreement, unless a Triggering Event shall have occurred or a Triggering Event may occur pursuant to Section 1.3(d) hereof;

     (d) the expiration of the six-month period specified in Section 1.3(d) hereof unless a Triggering Event shall have occurred; or

     (e) the expiration of a twelve (12) month period following the first occurrence of a Triggering Event.

     2.7  Expenses. Except as otherwise set forth herein, all expenses incurred
          --------
in connection with this Agreement, the exercise of the Option or the exercise by the Shareholder of the repurchase right set forth in Section 2.5 hereof shall be borne by the party incurring such expense.


                                  ARTICLE III

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                   -----------------------------------------
                              OF THE SHAREHOLDER
                              ------------------

     The Shareholder hereby represents, warrants, covenants and agrees with BAC as follows:

     3.1  Authority. This Option has been duly executed by the Shareholder, and
          ---------
(assuming due authorization, execution and delivery by BAC) constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). All corporate actions, if any, required by law to be taken by the Company or the Shareholder to exempt this Option and the transactions contemplated hereby from the requirements of Section 9.12 of the New York Business Corporation Law and any other state antitakeover statute have been taken and are in full force and effect.

     3.2  Conflicting Instruments. Neither the execution and delivery of this
          -----------------------
Option nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with or constitute a default under any term or condition contained in any agreement or instrument to which the Shareholder is a party or by which the Shareholder or its respective properties or assets are bound, or any Applicable Law.

     3.3  Shares. The Underlying Shares are duly and validly issued, fully paid
          ------
and nonassessable, and are and shall be free and clear of all liens, security interests, charges, claims, equities, options, proxies (other than the Irrevocable Proxy) or encumbrances, and were not issued in violation of any preemptive rights of any shareholders of the Company. As of the date of this Option, the Shareholder holds beneficial and record interest in 574,980 Underlying Shares. The Shareholder has full right, power and authority to sell, transfer and deliver the Underlying Shares hereunder. Upon exercise of this Option in accordance with Section 2.3 hereof, the holder thereof shall receive good and valid title to the Underlying Shares as to which the Option is exercised, free and clear of any lien, security interest, charge, claim, equity, option, proxy (other than the Irrevocable Proxy) or encumbrance of any kind whatsoever.

     3.4  Preservation of Rights of Holder. The Shareholder shall not by any
          --------------------------------
voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereby by the Shareholder. Without limitation of the foregoing, the Shareholder shall not vote to amend the Company's Certificate of Incorporation in a manner that adversely affects the voting or other rights of the Underlying Shares. The Shareholder shall promptly take all action as may from time to time be reasonably required in order to preserve the rights of the holder hereof to exercise this Option and to permit the Shareholder to duly and effectively transfer shares therefor in accordance with the terms hereof. The Shareholder agrees to use its best efforts to cause the Company promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder, (y) in the event, under the Bank Holding Company Act, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with the holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state regulatory authority as they may require and (3) complying with the provisions of federal and state securities laws and regulations) in order to permit the holder to exercise the Option and the Company duly and effectively to transfer Underlying Shares pursuant hereto.


                                  ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BAC
                     -------------------------------------

     BAC hereby represents and warrants to the Shareholder that:

     4.1  Authority. The execution and delivery of this Option and the
          ---------
consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BAC. The Option has been duly authorized and executed by BAC, and (assuming due authorization, execution and delivery by the Shareholder) constitutes a legal, valid and binding obligation of BAC, enforceable against BAC in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

     4.2  Purchase for Distribution. This Option is not being acquired with a
          -------------------------
view to the public distribution thereof and neither this Option nor any of the Underlying Shares will be transferred or otherwise disposed of except in a transaction registered or exempt from the Securities Act.


                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

     5.1  Severability. If any term, provision, covenant or restriction
          ------------
contained in this Option is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void and unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that this Option will not permit the holder hereof to acquire the full number of shares of the Company Common Stock provided in Paragraph 2.1, it is the express intention of the Shareholder to allow the holder hereof to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

     5.2  Governing Law. This Option shall in all respects be governed by and
          -------------
construed in accordance with the laws of the State of New York.

     5.3  Amendments. This Option may not be modified, amended, altered or
          ----------
supplemented, except upon the execution and delivery of a written agreement executed by the Shareholder and the holder hereof.

     5.4  Notices. All notices, requests, claims, demands and other
          -------
communications hereunder shall be in writing, and shall be given as provided in
Section 10.4 of the Acquisition Agreement at the addresses set forth therein for BAC and at the following address for the Shareholder:

     Anita Kaufman

     ---------------------------------

     ---------------------------------

     5.5  Remedies. The parties hereto acknowledge that damages would be an
          --------
inadequate remedy for a breach of this Option by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     5.6  Further Assurances. In the event of any exercise of the Option by BAC,
          ------------------
the Shareholder and BAC shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     5.7  Entire Agreement. This Option constitutes the entire agreement of BAC
          ----------------
the Shareholder with respect to the matters contained herein, and supersede all prior agreements and understandings between the parties with respect thereto.

     5.8  Headings. The article and paragraph headings contained herein are for
          --------
convenience only, and shall not affect the construction of the terms and provisions of this Option.

     IN WITNESS WHEREOF, Anita Kaufman has executed and delivered this Option effective as of this 23rd day of September, 1994.




                                            By:     /s/ Anita Kaufman
                                               ---------------------------------
                                                        Anita Kaufman



     The undersigned, BANKAMERICA CORPORATION, a Delaware corporation, hereby accepts delivery of this Option and agrees to be bound by all of its terms.


                                            BANKAMERICA CORPORATION


                                            By:    /s/ Terry Perucca
                                               ---------------------------------

                                                                       EXHIBIT C

                               VOTING AGREEMENT


     This Voting Agreement (this "Agreement") dated as of September 23, 1994, is made by and among BankAmerica Corporation, a Delaware Corporation ("BAC"), AH Acquisition Corp., a New York corporation and wholly-owned indirect subsidiary of BAC ("Newco"), the undersigned shareholder ("Shareholder") of Arbor National Holdings, Inc., a New York corporation (the "Company"), and the Company.

     WHEREAS, Shareholder is the record and beneficial owner and has the power to vote the respective number of shares of the Company's common stock, $0.01 par value (the "Common Stock"), set forth on Schedule A hereto (collectively, the "Shares"), and

     WHEREAS, Shareholder desires that the Company, BAC and Newco enter into a Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of Newco with and into the Company (the "Merger"), and

     WHEREAS, Shareholder is executing this Agreement as an inducement to BAC and Newco to enter into and execute the Merger Agreement,

     NOW THEREFORE, in consideration of the execution and delivery by BAC and Newco of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein and in that certain Irrevocable Proxy of even date herewith made by and among the parties hereto which is attached hereto as Exhibit A (the "Irrevocable Proxy") the parties agree as follows:

     1. At any meeting of Company shareholders called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which such vote or other approval of the Merger and the Merger Agreement is sought, Shareholder shall vote (or cause to be voted) the Shares set forth opposite his respective name in Schedule A hereto in favor of
(a) the adoption of the Merger Agreement and approval of the Merger and the transaction contemplated by the Merger Agreement and (b) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement.

     2. At any meeting of Company shareholders or at any adjournment thereof or in any other circumstance upon which their vote or approval is sought, Shareholder shall vote (or cause to be voted) such Shares against (a) any proposal for any recapitalization, merger, sale of assets or other business combination between the Company or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to BAC's or the Company's obligations under the Merger Agreement not being fulfilled, or (b) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     3. During the period commencing on the date of this Agreement and ending on the earlier of either (a) the date that the Merger Agreement terminates in accordance with its terms or (b) the Effective Time (as such term is defined in the Merger Agreement), Shareholder shall not transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift or pledge) any or all of such Shareholder's Shares or any interest therein, except pursuant to the Merger, unless the transferee agrees with BAC and Newco that such transferee has acquired such Shares or interest subject to this Agreement and the Irrevocable Proxy.

     4. Shareholder represents and warrants to BAC and Newco that he is the beneficial and record owner of, and has power and authority to dispose of, and the unrestricted right to vote, the number of shares of Common Stock set forth opposite his name in Schedule A hereto.

     5. Shareholder hereby agrees that if the shareholders of the Company vote to approve the Merger and Merger Agreement, Shareholder's Shares will, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that he may have.

     6. If any action is brought before any court or agency as a shareholder class action against the Company, any of its subsidiaries, or any of their officers or directors, a class is certified and notice is sent to Shareholder as a potential class member, Shareholder agrees not to join the class and to "opt out" of treatment as a class member.

     7. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by delivery, by cable, telecopier, telegram or telex, or by registered or certified mail, postage prepaid, return receipt requested, to the respective parties as follows:

If to Shareholder, to the address set forth on Schedule A hereto.

If to BAC or Newco:

                BankAmerica Corporation
                555 California Street
                Suite 4750, #3262
                San Francisco, CA 94104
                Attn:  Doyle L. Arnold
                       Executive Vice President and
                       Director - Corporate Development

With a copies to:

                BankAmerica Corporation
                555 California Street
                Legal Dept. #3017
                San Francisco, CA 94104
                Attn:  Michael J. Halloran, Esq.
                       Executive Vice President
                       and General Counsel

                Morrison & Foerster
                345 California Street
                San Francisco, CA 94104
                Attn:  Todd H. Baker, Esq.

If to the Company:

                Arbor National Holdings, Inc.
                333 Earle Ovington Boulevard
                Uniondale, New York 11553
                Attn:  Chief Executive Officer



        With a copy to:

                Skadden, Arps, Slate, Meagher & Flom
                919 Third Avenue
                New York, New York 10022
                Attn:  Fred B. White III, Esq.




or to such other address as any of the foregoing parties may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     8. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to whom legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation its respective heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock, or acquisition of additional shares of Common Stock by Shareholder, the number of Shares listed in Schedule A beside the name of Shareholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities issued to or acquired by Shareholder.

     9. The Company and Shareholder hereby agree that upon BAC's request Shareholder will tender to the Company any and all certificates representing the Shares and request that the Company inscribe upon those certificates the following legend: "The shares of Common Stock, $0.01 par value, of Arbor National Holdings, Inc. represented by this certificate are subject to an Irrevocable Proxy dated September 23, 1994 and to a Voting Agreement of even date therewith. Copies of such Irrevocable Proxy and Voting Agreement may be obtained at the principal executive offices of Arbor National Holdings, Inc."

    10. No person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. Shareholder signs solely in his capacity as owner or holder of the power to vote Shares.

    11. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions, including, without limitation, to receipt of any necessary approvals.

    12. This Agreement may be executed in two or more counterparts, each of which shall be considered an original but all of which together shall constitute the same instrument.

    13. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (i) the Effective Time, as defined in the Merger Agreement, (ii) the date upon which the Merger Agreement is terminated in accordance with its terms or (iii) the first anniversary of the date of this Agreement.

    14. This Agreement is intended as an exclusive statement of the terms of the agreement among the parties with respect to its subject matter, supersedes all prior agreements with respect thereto and cannot be changed or terminated except by written instrument executed by the party or parties against whom enforcement thereof is sought.

    15. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.


                                         BANKAMERICA CORPORATION



                                         By:  /s/ Terry Perucca
                                            ------------------------------
                                            Name: Terry Perucca
                                                 -------------------------
                                         Title:   Senior Vice President
                                               ---------------------------

                                         AH ACQUISITION CORP.



                                         By:  /s/ David A. Thrailkill
                                            ------------------------------
                                            Name: David A. Thrailkill
                                                 -------------------------
                                         Title:   Vice President
                                               ---------------------------

                                         ARBOR NATIONAL HOLDINGS, INC.



                                         By:   /s/ Ivan Kaufman
                                            ------------------------------
                                            Name:  Ivan Kaufman
                                                 -------------------------
                                         Title: Chairman of the Board and CEO
                                               ---------------------------

                                         SHAREHOLDER


                                             /s/ Ivan Kaufman
                                          ------------------------------
                                          Name:  Ivan Kaufman

                                  SCHEDULE A

                                  Shares of
                  Shareholder     Common Stock    Address
                  -----------     ------------    -------
                  Ivan Kaufman    3,311,354

                                   Exhibit A



                               IRREVOCABLE PROXY


     This irrevocable proxy (this "Irrevocable Proxy") dated as of September 23, 1994 is made by and among BankAmerica Corporation, a Delaware corporation ("BAC"), AH Acquisition Corp., a New York corporation and wholly-owned indirect subsidiary of BAC (the "Acquiror"), and the undersigned shareholder (the "Shareholder").

          WHEREAS, the Shareholder is the record and beneficial owner and has the power to vote the number of shares of the common stock, $0.01 par value (the "Common Stock") of Arbor National Holdings, Inc., a New York corporation (the "Company"), set forth on Schedule A hereto (collectively, the "Shares"), and

          WHEREAS, the Shareholder desires that the Company, BAC and the Acquiror enter into an Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of the Acquiror with and into the Company (the "Merger"), and

          WHEREAS, the Shareholder is executing this Irrevocable
     Proxy to induce BAC and the Acquiror to enter into and execute the Merger Agreement,

          NOW, THEREFORE, in consideration of the execution and delivery by BAC and the Acquiror of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and in that certain Voting Agreement of even date herewith made by and among the parties hereto (the "Voting Agreement"), the parties agree as follows:



                                   AGREEMENT




     1.  Grant of Irrevocable Proxy;
         Appointment of Proxy.
         --------------------------

     The Shareholder hereby irrevocably grants to BAC and appoints BAC (with full power of substitution) his or her proxy to vote the Shares:

          (a) In favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement; and

          (b) Against (i) any proposal for any recapitalization, merger, sale of assets or other business combination between the Company or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to BAC's or the Company's obligations under the Merger Agreement not being fulfilled, or (ii) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     The Shareholder represents that any proxies heretofore given in respect of the Shares are not irrevocable; and that any such proxies are hereby revoked.

     2.  Irrevocability.
         --------------

     The Shareholder hereby affirms that this Irrevocable Proxy is given in connection with the execution of the Merger Agreement and the Voting Agreement, and that this Irrevocable Proxy is given to secure the performance of the duties of the Shareholder under the Voting Agreement. The Shareholder hereby further affirms that this Irrevocable Proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that this Irrevocable Proxy may lawfully do or cause to be done by virtue hereof. This Irrevocable Proxy is executed and intended to be irrevocable in accordance with the provisions of the New York Business Corporation Law.

     3.  Termination.
         -----------

     This Irrevocable Proxy shall terminate upon the first to occur of (a) the Effective Time, as defined in the

Merger Agreement, (b) the date upon which the Merger Agreement is terminated in accordance with its terms or (c) the first anniversary of the date of this Irrevocable Proxy.


     4.  Further Actions.
         ---------------

     The Shareholder agrees to perform such further acts and execute such further documents as may reasonably be required to vest in the Acquiror the power to vote the Shares as contemplated by the Irrevocable Proxy granted hereby.


     5.  Governing Law.
         -------------

     This Irrevocable Proxy shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.


     6.  Amendment.
         ---------

     Subject to applicable law, this Irrevocable Proxy may be amended or modified in whole or in part only by an agreement in writing executed by the BAC, the Acquiror and the Shareholder.


     7.  Regulatory Conditions.
         ---------------------

     Each of the provisions of this Irrevocable Proxy is subject to compliance with any applicable regulatory conditions, including, without limitation, to receipt of any necessary regulatory approvals.


     8.  Binding Effect.
         --------------

     The Shareholder agrees that this Irrevocable Proxy and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to whom legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation the heirs, executor, guardian, administrator or successors of the Shareholder. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Shares, or acquisition of additional shares of Common Stock by the Shareholder, this Irrevocable Proxy and the obligations hereunder shall attach to any additional shares of Common Stock or other securities issued to or acquired by the Shareholder.

     9.  Counterparts.
         ------------

     This proxy may be executed in counterparts and each such executed copy shall be deemed an original

     IN WITNESS WHEREOF, the undersigned have executed this Irrevocable Proxy as of the day first noted above.


                                       BANKAMERICA CORPORATION



                                       By:
                                          ---------------------------

                                          Name:
                                               ----------------------

                                       Title:
                                             ------------------------


                                       AH ACQUISITION CORP.


                                       By:
                                          ---------------------------

                                          Name:
                                               ----------------------

                                       Title:
                                             ------------------------



                                       SHAREHOLDER



                                          ---------------------------
                                          Name:  Ivan Kaufman

                                  SCHEDULE A

                                  Number of
    Name of Shareholder            Shares                 Address
    -------------------          ---------                -------
    Ivan Kaufman                 3,311,354

                                                                       EXHIBIT D

                               VOTING AGREEMENT


     This Voting Agreement (this "Agreement") dated as of September 23, 1994, is made by and among BankAmerica Corporation, a Delaware Corporation ("BAC"), AH Acquisition Corp., a New York corporation and whollyowned indirect subsidiary of BAC ("Newco"), the undersigned shareholder ("Shareholder") of Arbor National Holdings, Inc., a New York corporation (the "Company"), and the Company.

     WHEREAS, Shareholder is the record and beneficial owner and has the power to vote the respective number of shares of the Company's common stock, $0.01 par value (the "Common Stock"), set forth on Schedule A hereto (collectively, the "Shares"), and

     WHEREAS, Shareholder desires that the Company, BAC and Newco enter into a Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of Newco with and into the Company (the "Merger"), and

     WHEREAS, Shareholder is executing this Agreement as an inducement to BAC and Newco to enter into and execute the Merger Agreement,

     NOW THEREFORE, in consideration of the execution and delivery by BAC and Newco of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein and in that certain Irrevocable Proxy of even date herewith made by and among the parties hereto which is attached hereto as Exhibit A (the "Irrevocable Proxy") the parties agree as follows:

     1. At any meeting of Company shareholders called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which such vote or other approval of the Merger and the Merger Agreement is sought, Shareholder shall vote (or cause to be voted) the Shares set forth opposite his respective name in Schedule A hereto in favor of
(a) the adoption of the Merger Agreement and approval of the Merger and the transaction contemplated by the Merger Agreement and (b) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement.

     2. At any meeting of Company shareholders or at any adjournment thereof or in any other circumstance upon which their vote or approval is sought, Shareholder shall vote (or cause to be voted) such Shares against (a) any proposal for any recapitalization, merger, sale of assets or other business combination between the Company or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to BAC's or the Company's obligations under the Merger Agreement not being fulfilled, or (b) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     3. During the period commencing on the date of this Agreement and ending on the earlier of either (a) the date that the Merger Agreement terminates in accordance with its terms or (b) the Effective Time (as such term is defined in the Merger Agreement), Shareholder shall not transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift or pledge) any or all of such Shareholder's Shares or any interest therein, except pursuant to the Merger, unless the transferee agrees with BAC and Newco that such transferee has acquired such Shares or interest subject to this Agreement and the Irrevocable Proxy.

     4. Shareholder represents and warrants to BAC and Newco that he is the beneficial and record owner of, and has power and authority to dispose of, and the unrestricted right to vote, the number of shares of Common Stock set forth opposite his name in Schedule A hereto.

     5. Shareholder hereby agrees that if the shareholders of the Company vote to approve the Merger and Merger Agreement, Shareholder's Shares will, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that he may have.

     6. If any action is brought before any court or agency as a shareholder class action against the Company, any of its subsidiaries, or any of their officers or directors, a class is certified and notice is sent to Shareholder as a potential class member, Shareholder agrees not to join the class and to "opt out" of treatment as a class member.

     7. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by delivery, by cable, telecopier, telegram or telex, or by registered or certified mail, postage prepaid, return receipt requested, to the respective parties as follows:

If to Shareholder, to the address set forth on Schedule A hereto.


If to BAC or Newco:

                BankAmerica Corporation
                555 California Street
                Suite 4750, #3262
                San Francisco, CA 94104
                Attn:  Doyle L. Arnold
                       Executive Vice President and
                       Director - Corporate Development

With a copies to:

                BankAmerica Corporation
                555 California Street
                Legal Dept. #3017
                San Francisco, CA 94104
                Attn:  Michael J. Halloran, Esq.
                       Executive Vice President
                       and General Counsel

                Morrison & Foerster
                345 California Street
                San Francisco, CA 94104
                Attn:  Todd H. Baker, Esq.


If to the Company:

                Arbor National Holdings, Inc.
                333 Earle Ovington Boulevard
                Uniondale, New York 11553
                Attn:  Chief Executive Officer



        With a copy to:

                Skadden, Arps, Slate, Meagher & Flom
                919 Third Avenue
                New York, New York 10022
                Attn:  Fred B. White III, Esq.




or to such other address as any of the foregoing parties may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     8. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to whom legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation its respective heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock, or acquisition of additional shares of Common Stock by Shareholder, the number of Shares listed in Schedule A beside the name of Shareholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities issued to or acquired by Shareholder.

     9. The Company and Shareholder hereby agree that upon BAC's request Shareholder will tender to the Company any and all certificates representing the Shares and request that the Company inscribe upon those certificates the following legend: "The shares of Common Stock, $0.01 par value, of Arbor National Holdings, Inc. represented by this certificate are subject to an Irrevocable Proxy dated September 23, 1994 and to a Voting Agreement of even date therewith. Copies of such Irrevocable Proxy and Voting Agreement may be obtained at the principal executive offices of Arbor National Holdings, Inc."

     10. No person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. Shareholder signs solely in his capacity as owner or holder of the power to vote Shares.

     11. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions, including, without limitation, to receipt of any necessary approvals.

     12. This Agreement may be executed in two or more counterparts, each of which shall be considered an original but all of which together shall constitute the same instrument.

     13. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (i) the Effective Time, as defined in the Merger Agreement, (ii) the date upon which the Merger Agreement is terminated in accordance with its terms or (iii) the first anniversary of the date of this Agreement.

     14. This Agreement is intended as an exclusive statement of the terms of the agreement among the parties with respect to its subject matter, supersedes all prior agreements with respect thereto and cannot be changed or terminated except by written instrument executed by the party or parties against whom enforcement thereof is sought.

     15. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

                                           BANKAMERICA CORPORATION



                                           By:  /s/ Terry Perucca
                                              ------------------------------

                                              Name: Terry Perucca
                                                   -------------------------

                                           Title:   Senior Vice President
                                                 ---------------------------


                                           AH ACQUISITION CORP.



                                           By:  /s/ David A. Thrailkill
                                              ------------------------------

                                              Name: David A. Thrailkill
                                                   -------------------------

                                           Title:
                                                 ---------------------------



                                           ARBOR NATIONAL HOLDINGS, INC.



                                           By:   /s/ Ivan Kaufman
                                              ------------------------------

                                              Name:  Ivan Kaufman
                                                   -------------------------

                                           Title: Chairman of the Board and CEO
                                                 ---------------------------



                                           SHAREHOLDER


                                                 /s/ Anita Kaufman
                                              ------------------------------
                                              Name:  Anita Kaufman

                                  SCHEDULE A

                              Shares of
     Shareholder              Common Stock           Address
     -----------              ------------           -------
     Anita Kaufman            574,980

                                   Exhibit A


                               IRREVOCABLE PROXY


     This irrevocable proxy (this "Irrevocable Proxy") dated as of September 23, 1994 is made by and among BankAmerica Corporation, a Delaware corporation ("BAC"), AH Acquisition Corp., a New York corporation and wholly-owned indirect subsidiary of BAC (the "Acquiror"), and the undersigned shareholder (the "Shareholder").

          WHEREAS, the Shareholder is the record and beneficial owner and has the power to vote the number of shares of the common stock, $0.01 par value (the "Common Stock") of Arbor National Holdings, Inc., a New York corporation (the "Company"), set forth on Schedule A hereto (collectively, the "Shares"), and

          WHEREAS, the Shareholder desires that the Company, BAC and the Acquiror enter into an Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of the Acquiror with and into the Company (the "Merger"), and

          WHEREAS, the Shareholder is executing this Irrevocable Proxy to induce BAC and the Acquiror to enter into and execute the Merger Agreement,

          NOW, THEREFORE, in consideration of the execution and delivery by BAC and the Acquiror of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and in that certain Voting Agreement of even date herewith made by and among the parties hereto (the "Voting Agreement"), the parties agree as follows:

                                   AGREEMENT

     1.  Grant of Irrevocable Proxy;
         Appointment of Proxy.
         ---------------------------

     The Shareholder hereby irrevocably grants to BAC and appoints BAC (with full power of substitution) his or her proxy to vote the Shares:

          (a) In favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement; and

          (b) Against (i) any proposal for any recapitalization, merger, sale of assets or other business combination between the Company or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to BAC's or the Company's obligations under the Merger Agreement not being fulfilled, or (ii) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     The Shareholder represents that any proxies heretofore given in respect of the Shares are not irrevocable; and that any such proxies are hereby revoked.

     2.  Irrevocability.
         --------------

     The Shareholder hereby affirms that this Irrevocable Proxy is given in connection with the execution of the Merger Agreement and the Voting Agreement, and that this Irrevocable Proxy is given to secure the performance of the duties of the Shareholder under the Voting Agreement. The Shareholder hereby further affirms that this Irrevocable Proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that this Irrevocable Proxy may lawfully do or cause to be done by virtue hereof. This Irrevocable Proxy is executed and intended to be irrevocable in accordance with the provisions of the New York Business Corporation Law.

     3.  Termination.
         -----------

     This Irrevocable Proxy shall terminate upon the first to occur of (a) the Effective Time, as defined in the

Merger Agreement, (b) the date upon which the Merger Agreement is terminated in accordance with its terms or (c) the first anniversary of the date of this Irrevocable Proxy.

     4.  Further Actions.
         ---------------

     The Shareholder agrees to perform such further acts and execute such further documents as may reasonably be required to vest in the Acquiror the power to vote the Shares as contemplated by the Irrevocable Proxy granted hereby.

     5.  Governing Law.
         -------------

     This Irrevocable Proxy shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

     6.  Amendment.
         ---------

     Subject to applicable law, this Irrevocable Proxy may be amended or modified in whole or in part only by an agreement in writing executed by the BAC, the Acquiror and the Shareholder.

     7.  Regulatory Conditions.
         ---------------------

     Each of the provisions of this Irrevocable Proxy is subject to compliance with any applicable regulatory conditions, including, without limitation, to receipt of any necessary regulatory approvals.

     8.  Binding Effect.
         --------------

     The Shareholder agrees that this Irrevocable Proxy and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to whom legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation the heirs, executor, guardian, administrator or successors of the Shareholder. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Shares, or acquisition of additional shares of Common Stock by the Shareholder, this Irrevocable Proxy and the obligations hereunder shall attach to any additional shares of Common Stock or other securities issued to or acquired by the Shareholder.

     9.  Counterparts.
         ------------

     This proxy may be executed in counterparts and each such executed copy shall be deemed an original

     IN WITNESS WHEREOF, the undersigned have executed this Irrevocable Proxy as of the day first noted above.

                                       BANKAMERICA CORPORATION



                                       By:
                                          ------------------------------
                                          Name:
                                               -------------------------
                                       Title:
                                             ---------------------------

                                       AH ACQUISITION CORP.



                                       By:
                                          ------------------------------
                                          Name:
                                               -------------------------
                                       Title:
                                             ---------------------------

                                       SHAREHOLDER


                                          ------------------------------
                                          Name:  Anita Kaufman

                                  SCHEDULE A

                                      Number of
              Name of Shareholder      Shares            Address
              -------------------     ---------          -------
              Anita Kaufman           574,980

                                                                       EXHIBIT E

                               IRREVOCABLE PROXY


     This irrevocable proxy (this "Irrevocable Proxy") dated as of September 23, 1994 is made by and among BankAmerica Corporation, a Delaware corporation ("BAC"), AH Acquisition Corp., a New York corporation and wholly-owned indirect subsidiary of BAC (the "Acquiror"), and the undersigned shareholder (the "Shareholder").

          WHEREAS, the Shareholder is the record and beneficial owner and has the power to vote the number of shares of the common stock, $0.01 par value (the "Common Stock") of Arbor National Holdings, Inc., a New York corporation (the "Company"), set forth on Schedule A hereto (collectively, the "Shares"), and

          WHEREAS, the Shareholder desires that the Company, BAC and the Acquiror enter into an Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of the Acquiror with and into the Company (the "Merger"), and

          WHEREAS, the Shareholder is executing this Irrevocable
     Proxy to induce BAC and the Acquiror to enter into and execute the Merger Agreement,

          NOW, THEREFORE, in consideration of the execution and delivery by BAC and the Acquiror of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and in that certain Voting Agreement of even date herewith made by and among the parties hereto (the "Voting Agreement"), the parties agree as follows:



                                   AGREEMENT




     1.  Grant of Irrevocable Proxy;
         Appointment of Proxy.
         --------------------------

     The Shareholder hereby irrevocably grants to BAC and appoints BAC (with full power of substitution) his or her proxy to vote the Shares:

          (a) In favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement; and

          (b) Against (i) any proposal for any recapitalization, merger, sale of assets or other business combination between the Company or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to BAC's or the Company's obligations under the Merger Agreement not being fulfilled, or (ii) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the othertransactions contemplated by the Merger Agreement.


     The Shareholder represents that any proxies heretofore given in respect of the Shares are not irrevocable; and that any such proxies are hereby revoked.


     2.  Irrevocability.
         --------------

     The Shareholder hereby affirms that this Irrevocable Proxy is given in connection with the execution of the Merger Agreement and the Voting Agreement, and that this Irrevocable Proxy is given to secure the performance of the duties of the Shareholder under the Voting Agreement. The Shareholder hereby further affirms that this Irrevocable Proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that this Irrevocable Proxy may lawfully do or cause to be done by virtue hereof. This Irrevocable Proxy is executed and intended to be irrevocable in accordance with the provisions of the New York Business Corporation Law.



     3.  Termination.
         -----------

     This Irrevocable Proxy shall terminate upon the first to occur of (a) the Effective Time, as defined in the

Merger Agreement, (b) the date upon which the Merger Agreement is terminated in accordance with its terms or (c) the first anniversary of the date of this Irrevocable Proxy.


     4.  Further Actions.
         ---------------

     The Shareholder agrees to perform such further acts and execute such further documents as may reasonably be required to vest in the Acquiror the power to vote the Shares as contemplated by the Irrevocable Proxy granted hereby.



     5.  Governing Law.
         -------------

     This Irrevocable Proxy shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.



     6.  Amendment.
         ---------

     Subject to applicable law, this Irrevocable Proxy may be amended or modified in whole or in part only by an agreement in writing executed by the BAC, the Acquiror and the Shareholder.



     7.  Regulatory Conditions.
         ---------------------

     Each of the provisions of this Irrevocable Proxy is subject to compliance with any applicable regulatory conditions, including, without limitation, to receipt of any necessary regulatory approvals.



     8.  Binding Effect.
         --------------

     The Shareholder agrees that this Irrevocable Proxy and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to whom legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation the heirs, executor, guardian, administrator or successors of the Shareholder. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Shares, or acquisition of additional shares of Common Stock by the Shareholder, this Irrevocable Proxy and the obligations hereunder shall attach to any additional shares of Common Stock or other securities issued to or acquired by the Shareholder.

     9.  Counterparts.
         ------------

     This proxy may be executed in counterparts and each such executed copy shall be deemed an original

     IN WITNESS WHEREOF, the undersigned have executed this Irrevocable Proxy as of the day first noted above.

                                          BANKAMERICA CORPORATION



                                          By:  /s/ Terry Perucca
                                             ------------------------------
                                             Name: Terry Perucca
                                                  -------------------------
                                          Title:   Senior Vice President
                                                ---------------------------

                                          AH ACQUISITION CORP.



                                          By:      David A. Thrailkill
                                             ------------------------------
                                             Name: David A. Thrailkill
                                                  -------------------------
                                          Title:
                                                ---------------------------


                                          SHAREHOLDER

                                                /s/ Ivan Kaufman
                                             ------------------------------
                                             Name:  Ivan Kaufman

                                  SCHEDULE A

                                  Number of
          Name of Shareholder      Shares            Address
          -------------------     ---------          -------
          Ivan Kaufman            3,311,354

                                                                       EXHIBIT F

                               IRREVOCABLE PROXY


     This irrevocable proxy (this "Irrevocable Proxy") dated as of September 23, 1994 is made by and among BankAmerica Corporation, a Delaware corporation ("BAC"), AH Acquisition Corp., a New York corporation and wholly-owned indirect subsidiary of BAC (the "Acquiror"), and the undersigned shareholder (the "Shareholder").

          WHEREAS, the Shareholder is the record and beneficial owner and has the power to vote the number of shares of the common stock, $0.01 par value (the "Common Stock") of Arbor National Holdings, Inc., a New York corporation (the "Company"), set forth on Schedule A hereto (collectively, the "Shares"), and

          WHEREAS, the Shareholder desires that the Company, BAC and the Acquiror enter into an Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of the Acquiror with and into the Company (the "Merger"), and

          WHEREAS, the Shareholder is executing this Irrevocable
     Proxy to induce BAC and the Acquiror to enter into and execute the Merger Agreement,

          NOW, THEREFORE, in consideration of the execution and delivery by BAC and the Acquiror of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and in that certain Voting Agreement of even date herewith made by and among the parties hereto
     (the "Voting Agreement"), the parties agree as follows:


                                   AGREEMENT

     1.  Grant of Irrevocable Proxy;
         Appointment of Proxy.
         ---------------------------

     The Shareholder hereby irrevocably grants to BAC and appoints BAC (with full power of substitution) his or her proxy to vote the Shares:

          (a) In favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement; and

          (b) Against (i) any proposal for any recapitalization, merger, sale of assets or other business combination between the Company or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to BAC's or the Company's obligations under the Merger Agreement not being fulfilled, or (ii) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     The Shareholder represents that any proxies heretofore given in respect of the Shares are not irrevocable; and that any such proxies are hereby revoked.

     2.  Irrevocability.
         --------------

     The Shareholder hereby affirms that this Irrevocable Proxy is given in connection with the execution of the Merger Agreement and the Voting Agreement, and that this Irrevocable Proxy is given to secure the performance of the duties of the Shareholder under the Voting Agreement. The Shareholder hereby further affirms that this Irrevocable Proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that this Irrevocable Proxy may lawfully do or cause to be done by virtue hereof. This Irrevocable Proxy is executed and intended to be irrevocable in accordance with the provisions of the New York Business Corporation Law.

     3.  Termination.
         -----------

     This Irrevocable Proxy shall terminate upon the first to occur of (a) the Effective Time, as defined in the

Merger Agreement, (b) the date upon which the Merger Agreement is terminated in accordance with its terms or (c) the first anniversary of the date of this Irrevocable Proxy.

     4.  Further Actions.
         ---------------

     The Shareholder agrees to perform such further acts and execute such further documents as may reasonably be required to vest in the Acquiror the power to vote the Shares as contemplated by the Irrevocable Proxy granted hereby.

     5.  Governing Law.
         -------------

     This Irrevocable Proxy shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

     6.  Amendment.
         ---------

     Subject to applicable law, this Irrevocable Proxy may be amended or modified in whole or in part only by an agreement in writing executed by the BAC, the Acquiror and the Shareholder.

     7.  Regulatory Conditions.
         ---------------------

     Each of the provisions of this Irrevocable Proxy is subject to compliance with any applicable regulatory conditions, including, without limitation, to receipt of any necessary regulatory approvals.

     8.  Binding Effect.
         --------------

     The Shareholder agrees that this Irrevocable Proxy and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to whom legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation the heirs, executor, guardian, administrator or successors of the Shareholder. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Shares, or acquisition of additional shares of Common Stock by the Shareholder, this Irrevocable Proxy and the obligations hereunder shall attach to any additional shares of Common Stock or other securities issued to or acquired by the Shareholder.

     9.  Counterparts.
         ------------

     This proxy may be executed in counterparts and each such executed copy shall be deemed an original

     IN WITNESS WHEREOF, the undersigned have executed this Irrevocable Proxy as of the day first noted above.

                                            BANKAMERICA CORPORATION


                                            By:  /s/ Terry Perucca
                                                --------------------------------
                                               Name: Terry Perucca
                                                    ----------------------------
                                            Title:   Senior Vice President
                                                  ------------------------------

                                            AH ACQUISITION CORP.


                                            By:  /s/ David A. Thrailkill
                                               ---------------------------------
                                               Name: David A. Thrailkill
                                                    ----------------------------
                                            Title:
                                                  ------------------------------

                                            SHAREHOLDER

                                                  /s/ Anita Kaufman
                                               ---------------------------------
                                               Name:  Anita Kaufman

                                       SCHEDULE A

                                       Number of
     Name of Shareholder                Shares                 Address
     -------------------               ---------               -------
     Anita Kaufman                     574,980

                                                                       EXHIBIT G

                         AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER, dated as of September 23, 1994, by and among BankAmerica Corporation, a Delaware corporation ("Parent"), Bank of America, FSB, a federal savings bank and a wholly-owned subsidiary of Parent ("BAFSB"), AH Acquisition Corp., a New York corporation and a wholly-owned subsidiary of BAFSB ("Merger Sub"), and Arbor National Holdings, Inc., a New York corporation (the "Company") amends and restates in its entirety the Agreement and Plan of Merger of same date herewith by and among the parties hereto.

     WHEREAS, the Board of Directors of each of Parent and the Company have determined that it is in the best interests of their respective companies and shareholders to consummate the business combination transaction provided for herein in which (i) Merger Sub will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into the Company, and (ii) the assets, employees and certain liabilities of first the Company and then the Company's subsidiaries will be transferred in complete liquidation and dissolution to BAFSB or its successor, the holder of all of the capital stock of the Company following the Merger; and

     WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

     WHEREAS, concurrently herewith Parent has entered into separate option agreements and voting agreements with holders of 58% of the Company's outstanding common stock (the "Kaufman Agreements");

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

     For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular.

     Acquisition Event -- As defined in Section 9.3 hereof.
     -----------------

     Adjusted Equity -- The amount equal to the consolidated stockholders'
     ---------------
equity of the Company as of the Valuation Date as determined in accordance with GAAP consistent with the principles used in connection with the preparation of the Balance Sheet; provided, however, that
                                                         --------- -------
in determining the Adjusted Equity, the following adjustments shall be made to consolidated stockholders' equity: (i) all purchased mortgage servicing rights and capitalized excess servicing fees shall be deducted; (ii) all net deferred income tax liabilities associated with purchased mortgage servicing rights and capitalized excess servicing fees shall be added; (iii) any net after-tax gain resulting from the sale of ANCMC pursuant to Section 7.12 shall not be reflected; (iv) any net after-tax gain or loss resulting from mandatory changes in GAAP adopted by the Company after May 31, 1994 shall not be reflected; (v) all deferred financing costs (other than prepaid interest on commercial paper), all deferred acquisition costs and all capitalized costs (exclusive of equipment) related to the Company's and its Subsidiaries' "laptop project" shall be deducted (all of which deductions shall be on an after-tax basis); (vi) Adjusted Equity shall be increased by $741,000 if the Company has fully complied with Section 7.16(ii) hereof; (vii) an amount equal to 57% of the amount of all costs, expenses and write-offs incurred by the Company after the date hereof in reconciling and accruing shortages with respect to accounts of the Company and its Subsidiaries pursuant to Section 7.16(i) hereof and all similar costs, expenses and write-offs incurred by the Company after July 31, 1994 and prior to the date hereof, up to an aggregate of $300,000, shall be added back to stockholders' equity; and (viii) the amount of all additions to the allowance for possible losses recognized by the Company after May 31, 1994 and on or prior to the Valuation Date, up to an aggregate of $1.0 million shall be disregarded (including any related tax benefit) for purposes of calculating Adjusted Equity;
(ix) the net-after-tax amounts by which the carrying values of any Warehouse Loans, Pipeline Loans and Investor Commitments have been reduced as required by FASB 65 by the Company on the Valuation Date Balance Sheet shall be added to such stockholders' equity; (x) all proceeds received by the Company upon the exercise of Company Options between May 31, 1994 and the Valuation Date shall be subtracted from such stockholders' equity; and (xi) if Parent shall have delivered the notice to the Company pursuant to Section 9.1(h) with respect to Excess Litigation Accruals, then the amount of all such Excess Litigation Accruals shall be added back to Adjusted Equity.

     Advances -- As defined in Section 4.29 hereof.
     --------

     Affiliate -- With respect to any Person, any Person directly or indirectly
     ---------
controlling, controlled by, or under common control with such other Person, and any Subsidiary of such Person. For purposes of this definition, "control" (including with correlative meaning, the terms "controlled by" and "under common control with") as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

     ANCMC -- Arbor National Commercial Mortgage Corporation, a New York
     -----
corporation and wholly-owned Subsidiary of the Company.

     Agency -- FHA, VA, GNMA, FNMA, FHLMC or a State Agency, as applicable.
     ------

     Agreement -- This Agreement and Plan of Merger.
     ---------

     Average Closing Price -- As defined in Section 2.4(a) hereof.
     ---------------------

     BAFSB -- As defined in the RECITALS hereof.
     -----

     Balance Sheet -- As defined in Section 4.5 hereof.
     -------------

     Base Portfolio -- The Mortgage Servicing Portfolio on May 31, 1994, with
     --------------
an aggregate unpaid principal balance of $4,696,128,829.


     Base Portfolio Loan -- Any Mortgage Loan included in the Base Portfolio.
     -------------------

     BHC Act -- The Bank Holding Company Act of 1956, as amended.
     -------

     Certificate -- As defined in Section 2.4(a) hereof.
     -----------

     Certificate of Merger -- As defined in Section 2.2 hereof.
     ---------------------

     Closing -- As defined in Section 10.1 hereof.
     -------

     Closing Adjustment Documents -- As defined in Section 2.7(a) hereof.
     ----------------------------

     Closing Date -- As defined in Section 10.1 hereof.
     ------------

     Code -- The Internal Revenue Code of 1986, as amended.
     ----

     Collateral -- The property securing a Mortgage Loan.
     ----------

     Company -- As defined in the RECITALS hereto.
     -------

     Company Common Stock -- As defined in Section 2.4(a) hereof.
     --------------------

     Company Contracts -- As defined in Section 4.14(a).
     -----------------

     Company Option -- As defined in Section 2.9(a) hereof.
     --------------

     Company Option Plans -- As defined in Section 2.9(a) hereof.
     --------------------

     Company Preferred Stock -- As defined in Section 4.2(a) hereof.
     -----------------------

     Company Reports -- As defined in Section 4.11 hereof.
     ---------------

     Custodial Accounts -- As defined in Section 4.27 hereof.
     ------------------

     Department -- As defined in Section 2.2 hereof.
     ----------

     Designated Property -- As defined in Section 4.31(d) hereof.
     -------------------

     Disagreement -- As defined in Section 2.7(b) hereof.
     ------------

     Disclosure Schedule -- As defined in Section 4.1(a) hereof.
     -------------------

     Dissenting Shares -- As defined in Section 2.4(c) hereof.
     -----------------

     Effective Time -- As defined in Section 2.2 hereof.
     --------------

     Encumbrance -- Any lien, pledge, security interest, claim, charge,
     -----------
easement, limitation, commitment, restriction or encumbrance of any kind or nature whatsoever.

     Environmental Laws -- As defined in Section 4.31(a) hereof.
     ------------------

     ERISA -- As defined in Section 4.10(a) hereof.
     -----

     ERISA Affiliate -- As defined in Section 4.10(a) hereof.
     ---------------

     Escrow Account -- As defined in Section 2.4(c) hereof.
     --------------

     Estimated Merger Price -- As defined in Section 2.5 hereof.
     ----------------------

     Excess Litigation Accruals -- As defined in Section 9.1(h) hereof.
     --------------------------

     Exchange Act -- As defined in Section 4.5 hereof.
     ------------

     Exchange Agent -- As defined in Section 3.1 hereof.
     --------------

     Exchange Fund -- As defined in Section 3.1 hereof.
     -------------

     Exchange Ratio -- As defined in Section 2.4(a) hereof.
     --------------

     Excluded Loans -- All Mortgage Loans which, as of May 31, 1994 or the
     --------------
Valuation Date, as the case may be, were (i) 90 days or more delinquent or otherwise in default or (ii) in bankruptcy, in Foreclosure, or in litigation.

     Federal Reserve Board -- The Board of Governors of the Federal Reserve
     ---------------------
System.

     FHA -- Federal Housing Administration.
     ---

     FHA Loans -- Mortgage Loans which satisfy all applicable rules and
     ---------
requirements to be insured by FHA and which are insured by FHA.

     FHLMC -- Federal Home Loan Mortgage Corporation.
     -----

     Final Merger Price -- As defined in Section 2.5 hereof.
     ------------------

     Final Per Share Merger Price -- As defined in Section 2.5 hereof.
     ----------------------------

     FNMA -- Federal National Mortgage Association.
     ----

     Foreclosure -- The acquisition of title to Collateral in a foreclosure
     -----------
sale or pursuant to any other comparable procedure allowed under applicable law or Regulation, including pending foreclosures where the first step required under applicable Regulations to initiate a foreclosure proceeding has been taken.

     FRA -- The Federal Reserve Act.
     ---

     GAAP -- Generally accepted accounting principles as used in the United
     ----
States of America as in effect at the time any applicable financial statements were prepared.

     GNMA -- Government National Mortgage Association.
     ----

     Goldman -- As defined in Section 4.6 hereof.
     -------

     Governmental Entity -- As defined in Section 4.4 hereof.
     -------------------

     Hazardous Materials -- As defined in Section 4.31(d) hereof.
     -------------------

     HOLA -- The Home Owners' Loan Act.
     ----

     HUD -- United States Department of Housing and Urban Development.
     ---

     Independent Accounting Firm -- Shall mean Arthur Andersen & Co., or, if
     ---------------------------
such firm shall be unwilling to serve in such capacity, any "Big Six" accounting firm or its successor (other than the respective independent public accountants of each of Parent and the Company).

     Injunction -- As defined in Section 8.1(e).
     ----------

     Insurer -- A Person who insures or guarantees all or any portion of the
     -------
risk of loss upon borrower default on any of the Mortgage Loans, including, without limitation, the FHA, the VA and any private mortgage insurer, and providers of life, hazard, disability, title or other insurance with respect to any of the Mortgage Loans or the Collateral.

     Indemnified Party -- As defined in Section 7.9(a) hereof.
     -----------------

     Investment Loans -- Mortgage Loans owned by the Company or any of its
     ----------------
Subsidiaries and held for investment including any Mortgage Loan characterized on the books and records of the Company as a Warehouse Loan that was originated or purchased more than 90 days prior to May 31, 1994 or the Valuation Date, as the case may be.

     Investor -- Any Person who owns a Mortgage Loan, or the servicing rights
     --------
or master servicing rights to a Mortgage Loan, subserviced, serviced or master serviced by the Company or any Company Subsidiary pursuant to a Mortgage Servicing Agreement.

     Investor Commitment -- The optional or mandatory commitment of a Person
     -------------------
to purchase a Mortgage Loan, a Pipeline Loan or a portion of a Mortgage Loan or Pipeline Loan owned or to be acquired by the Company or any of its Subsidiaries, or securities based on and backed by such Mortgage Loans or Pipeline Loans.

     IRS -- Internal Revenue Service.
     ---

     Kaufman Agreements -- As defined in the RECITALS hereof.
     ------------------

     Last Approval Date -- As defined in Section 2.4(a) hereof.
     ------------------

     Licenses -- As defined in Section 4.21.
     --------

     Liquidation -- As defined in Section 2.13 hereof.
     -----------

     Loan Documents -- The credit and closing packages, custodial documents,
     --------------
escrow documents, and all other documents: (i) in the possession of the Company or its Subsidiaries specifically pertaining to a Mortgage Loan, (ii) reasonably necessary for prudent servicing of a Mortgage Loan or (iii) necessary to establish the eligibility of the Mortgage Loan for insurance by an Insurer or sale to an Investor; in each case as required by applicable Regulations.

     Loss -- Any liability, loss, cost, damage, penalty, fine, obligation or
     ----
expense of any kind whatsoever (including, without limitation, reasonable attorneys', accountants', consultants' or experts' fees and disbursements).

     Master Serviced Loans -- The Mortgage Loans master serviced by the
     ---------------------
Company or one of its Subsidiaries for an Investor.

     Material Adverse Effect -- As defined in Section 4.1(a) hereof.
     -----------------------

     Merger -- As defined in the RECITALS hereto.
     ------

     Merger Sub -- As defined in the RECITALS hereto.
     ----------

     Merger Sub Common Stock -- As defined in Section 5.2 hereof.
     -----------------------

     Minimum Average Closing Price -- As defined in Section 9.1(g) hereof.
     -----------------------------

     Mortgage Bank -- Arbor National Mortgage, Inc., a New York corporation
     -------------
and a wholly-owned subsidiary of the Company.

     Mortgage Loan -- Any closed 1-4 family residential mortgage loan
     -------------
(including all Warehouse Loans and Investment Loans), whether or not such mortgage is included in a securitized portfolio, in the Mortgage Servicing Portfolio, as evidenced by notes duly secured by mortgages or deeds of trust.

     Mortgage Servicing Agreements -- All contracts or arrangements (written
     -----------------------------
or oral) between the Company or any of its Subsidiaries and an Investor pursuant to which the Company or any of its Subsidiaries subservices, services or master services mortgage loans for such Investor.

     Mortgage Servicing Portfolio -- The portfolio of mortgage loans
     ----------------------------
subserviced, serviced or master serviced by the Company or any of its Subsidiaries pursuant to Mortgage Servicing Agreements, together with all Warehouse Loans and Investment Loans.

     Net ANCMC Amount -- An amount equal to the cash sale price received by
     ----------------
the Company for all of the capital stock of ANCMC pursuant to Section 7.12, minus 43% of the gain recognized with respect to such sale for federal and state
- -----
income tax purposes.

     Non-Consenting Deduction -- The aggregate amount equal to the aggregate
     ------------------------
Servicing Value as of the Valuation Date of all Non-Consenting Mortgage Loans in the Private Servicing Portfolio; provided that, with respect to that portion of
                                 -------- ----
the Non-Consenting Mortgage Loans in the Private Servicing Portfolio that does not exceed 25% of the aggregate unpaid principal balance of the Private Servicing Portfolio (with such Mortgage Loans selected on a proportional basis so as to reflect the average Servicing Value for all Non-Consenting Mortgage Loans in the Private Servicing Portfolio) (the "First Tranche"), the Non-Consenting Deduction otherwise applicable to all No Response Loans included in the First Tranche shall be reduced by 50%.

     Non-Consenting Mortgage Loan -- Each Mortgage Loan with respect to which
     ----------------------------
an Investor may, solely as a result of the consummation of the transactions contemplated hereby, assert a material breach under, or terminate its relationship with the Company or any of its Subsidiaries with respect to such Mortgage Loan pursuant to the terms of, the related Mortgage Servicing Agreement (including without limitation all Mortgage Servicing Agreements referred to in Section 4.25 of the Disclosure Schedule), unless such Investor shall have expressly consented in writing at least ten days prior to the Closing Date to the transactions contemplated hereby or otherwise waived in writing its right to so terminate such relationship.

     No Response Loans -- All Non-Consenting Mortgage Loans with respect to
     -----------------
which the relevant Investor has not expressly refused to consent to the transactions contemplated hereby or refused to waive its rights to terminate the related Mortgage Servicing Agreement or indicated an intent to terminate such Mortgage Servicing Agreement.

     Notice of Disagreement -- As defined in Section 2.7(b) hereof.
     ----------------------

     NYBCL -- As defined in Section 2.1 hereof.
     -----

     NYSE -- As defined in Section 2.4(a) hereof.
     ----

     OTS -- The Office of Thrift Supervision.
     ---

     Parent -- As defined in the RECITALS hereto.
     ------

     Parent Common Stock -- As defined in Section 2.4(a) hereof.
     -------------------

     Parent Preferred Stock -- As defined in Section 5.2 hereof.
     ----------------------

     Parent Reports -- As defined in Section 5.9 hereof.
     --------------

     Permitted Trailer Documents.  (A) Any missing or defective Trailer Document
     ---------------------------
with respect to which the relevant Investor has delivered to the Company or its Subsidiary, as applicable, a written waiver, in form and substance reasonably satisfactory to Parent, of the Company's or its Subsidiary's failure to comply with the related Mortgage Servicing Agreement with respect to the absent or defective Trailer Document and of such Investor's right to require the Company or any of its Subsidiaries to repurchase the related Mortgage Loan as a result of the absence or defectiveness of such Trailer Document and (B) any of the Trailer Documents listed below notwithstanding that its absence would allow the Investor to require the Company or any of its Subsidiaries to repurchase or guaranty the Mortgage Loan:

          (i) title policy endorsements during the sixty (60) days after the issue date of the title policy;

         (ii) settlement statements or HUD-1 forms, as applicable, during the thirty (30) days after the date of the closing of the applicable Mortgage Loan;

        (iii) title policies during the period from the date of the closing of the applicable Mortgage Loan to the earlier of (A) thirteen (13) months after such closing or (B) sixty (60) days after the date the related recorded mortgage, deed of trust or other security agreement is received by the Company; provided, however, that if Parent shall
- --------  -------
conclude in its reasonable judgment that extraordinary delays in a particular jurisdiction make compliance with this time limit impossible, this provision shall be deemed to be satisfied upon receipt of evidence satisfactory to Parent, that the applicable Mortgage Loan is covered by a valid title policy;


         (iv) intervening assignments (A) during the ninety (90) days after the date of acquisition of the Mortgage Loan, (B) during the twelve (12) months after acquisition of the Mortgage Loan, if evidenced by a certified true copy from the settlement agent and by an insured closing letter in such jurisdictions where such is applicable, or such other comparable form of protection as is typically given to mortgage lenders in other jurisdictions or (C) at any time, if evidenced by an original recorded instrument or a copy of such instrument certified by the applicable governmental recording official; provided, however,
                                                             --------  -------
that if Parent shall conclude in its reasonable judgment that extraordinary delays in a particular jurisdiction make compliance with this time limit impossible, this provision shall be deemed to be satisfied upon receipt of evidence satisfactory to Parent that all necessary documents have been properly filed with the appropriate governmental recording official;

          (v) mortgage, deed of trust or other security instrument, (A) during the ninety (90) days after the date of origination of the Mortgage Loan, (B) during the twelve (12) months after origination of the Mortgage Loan, if evidenced by a certified true copy from the settlement agent and by an insured closing letter in such jurisdictions where such is applicable, or such other comparable form of protection as is typically given to mortgage lenders in other jurisdictions or (C) at any time, if evidenced by an original recorded instrument or a copy of such instrument certified by the applicable governmental recording official; provided, however, that if Parent shall conclude in its
                    --------  -------
reasonable judgment that extraordinary delays in a particular jurisdiction make compliance with this time limit impossible, this provision shall be deemed to be satisfied upon receipt of evidence satisfactory to Parent that all necessary documents have been properly filed with the appropriate governmental recording official;

         (vi) corporate assignments, upon receipt by Parent of a chief executive officer's certificate from the Company certifying that all corporate assignment provisions of the applicable Regulations have been complied with;

        (vii) private mortgage insurance certificate (or other verification acceptable to Parent) during the thirty (30) days after the date of the closing of the applicable Mortgage Loan; and

       (viii) FHA mortgage insurance certificate or VA loan guaranty certificate for Mortgage Loans included in GNMA Pools, (A) for loans originated or purchased by the Company after the date hereof, during the ninety (90) days after the date of the closing of the applicable Mortgage Loan and thereafter if the Company provides evidence satisfactory to Parent that all documents required for the issuance of such certificate have been submitted to the appropriate FHA or VA office; (B) for Mortgage Loans included in GNMA Pools which have not been finally certified by GNMA for more than 12 months from the date of issuance of the Pool, if the Company provides evidence satisfactory to Parent that all documents required for the issuance of such certificate have been submitted to the appropriate FHA or VA office, and (C) for all other Mortgage Loans included in GNMA Pools, all missing FHA mortgage insurance certificates or VA loan guaranty certificates shall be Permitted Trailer Documents.

     Per Share Value -- As defined in Section 2.9(a).
     ---------------

     Person -- Any individual, corporation, company, partnership (limited or
     ------
general), joint venture, association, trust or other entity.

     Pipeline Loans -- Means (X) those pending loans to be secured by a first
     --------------
priority mortgage lien on a one-to-four family residence (a) with respect to which, as of the Valuation Date, an application has been filed by the prospective borrower with (i) the Company or any of its Subsidiaries or (ii) a correspondent or brokerage originator (and such correspondent or brokerage originator has registered such loan with the Company or any of its Subsidiaries), and (b) which, as of the Valuation Date, have not yet closed or been purchased by the Company or any of its Subsidiaries from the correspondent or brokerage originator and been funded and (Y) those whole loans which the Company or one of its Subsidiaries has contracted to purchase.

     Plans -- As defined in Section 4.10 hereof.
     -----

     Pool -- An aggregate of one or more Mortgage Loans that have been pledged
     ----
or granted to secure mortgage-backed securities or participation certificates.

     Post Valuation Date Adjustment -- The net amount of the Non-Consenting
     ------------------------------
Deduction plus the Trailer Document Deduction plus all amounts to be included in the Post Valuation Date Adjustment pursuant to Sections 2.7(c) and 7.13(b) hereof.

     Post Valuation Date Adjustment Document -- As defined in Section 2.7(d)
     ---------------------------------------
hereof.

     Private Servicing Portfolio -- The portfolio of all Mortgage Loans in the
     ---------------------------
Mortgage Servicing Portfolio not subserviced, serviced or master serviced for an Agency.

     Proxy Statement -- As defined in Section 4.4 hereof.
     ---------------

     Purchase Price Adjustment -- As defined in Section 2.6(e) hereof.
     -------------------------

     Rate-Locked Loans -- All Pipeline Loans which, as of the Valuation Date,
     -----------------
the Company or any of its Subsidiaries has committed to fund or purchase at a specified interest rate; provided, however, that a Rate-Locked Loan need not
                         --------  -------
have been approved to be eligible as such.

     Recourse Loan -- As defined in Section 4.24 hereof.
     -------------

     Regulations -- (i) Federal, state and local laws, rules and regulations
     -----------
with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, master servicing or filing of claims in connection with a Mortgage Loan, (ii) the responsibilities and obligations set forth in any agreement between the Company or any of its Subsidiaries and an Investor or Insurer (including, without limitation, Mortgage Servicing Agreements and selling and servicing guides), (iii) the laws, rules, regulations, guidelines, handbooks and other requirements of an Investor, Agency, Insurer, public housing program or Investor program with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, master servicing or filing of claims in connection with a Mortgage Loan, and (iv) the terms and provisions of the Loan Documents.

     REO -- Any residential real property owned in fee simple by the Company or
     ---
any of its Subsidiaries as a result of a Foreclosure instituted in the conduct of the Company's or any such Subsidiary's mortgage servicing business (except for any such real property foreclosed upon by the Company or one of its Subsidiaries on behalf of an Investor provided such real property is not reflected on the books and records of the Company as REO).

     Requisite Regulatory Approvals -- As defined in Section 8.1(c) hereof.
     ------------------------------

     Restricted Stock -- As defined in Section 2.9(b) hereof.
     ----------------

     SEC -- As defined in Section 4.4 hereof.
     ---

     Securities Act -- As defined in Section 4.11 hereof.
     --------------

     Servicing Released Loans -- As defined in Section 4.24.
     ------------------------

     Servicing Sale Loan -- As defined in Section 4.24.
     -------------------

     Servicing Rights -- The right to receive the servicing fees and any other
     ----------------
income the servicer is entitled to receive arising from or connected to the Mortgage Loans and the related obligations to (i) administer and collect payments for the reduction of principal and interest, (ii) pay taxes and insurance premiums, (iii) remit all amounts in accordance with any servicing agreements, (iv) provide foreclosure services and full escrow administration and (v) perform such other obligations as may, from time to time, be imposed under any Mortgage Servicing Agreement.

     Servicing Value -- The value attributable to any particular Mortgage Loan
     ---------------
for purposes of calculating the Purchase Price Adjustment determined as follows:

Any GNMA Adjustable Rate Mortgage Loan:   An amount equal to four (4) multiplied
                                          by the actual annual servicing fee for
                                          the Mortgage Loan multiplied by the
                                          unpaid principal balance of the
                                          Mortgage Loan

Any Other Adjustable Rate Mortgage Loan:  An amount equal to three (3)
                                          multiplied by the actual annual
                                          servicing fee for the Mortgage Loan
                                          (such fee, in the case of one-year
                                          Mortgage Loans where the servicing fee
                                          increases after one year, to be the
                                          annual servicing fee as of the
                                          thirteenth month after the date of the
                                          closing of the Mortgage Loan)
                                          multiplied by the unpaid principal
                                          balance of the Mortgage Loan

Any Fixed Rate Mortgage Loan
    (including Balloon Loans):            An amount equal to 5.1 multiplied by
                                          the actual annual servicing fee for
                                          the Mortgage Loan multiplied by the
                                          unpaid principal balance of the
                                          Mortgage Loan

     S-4 -- As defined in Section 4.12 hereof.
     ---

     State Agency -- Any state agency with authority to regulate the business of
     ------------
the Company or any of its Subsidiaries, determine the investment or servicing requirements with regard to loans originated, purchased or serviced by the Company or any of its Subsidiaries, or otherwise participate in or promote mortgage lending.

     State Banking Approvals -- As defined in Section 4.4 hereof.
     -----------------------

     Stockholder Proceedings -- As defined in Section 9.1(h) hereof.
     -----------------------

     Subsidiary -- As defined in Section 4.1(a) hereof.
     ----------

     Surviving Corporation -- As defined in Section 2.1 hereof.
     ---------------------

     takeover proposal -- As defined in Section 6.1(e) hereof.
     -----------------

     Tax Return -- As defined in Section 4.9(c) hereof.
     ----------

     Taxes -- As defined in Section 4.9(c) hereof.
     -----

     Trailer Document Deduction -- The amount equal to the sum of (i) the
     --------------------------
aggregate of the Servicing Value as of the Valuation Date of each Mortgage Loan which, as of the date ten days prior to the Closing Date, is missing one or more Trailer Documents which are not Permitted Trailer Documents or as to which one or more Trailer Documents contain defects which would allow the Investor to require the Company or any of its Subsidiaries to repurchase or guaranty the Mortgage Loan, provided that with respect to that portion of such Mortgage Loans (with such Mortgage Loans selected on a proportional basis so as to reflect the average Servicing Value for all Mortgage Loans which, as of such date, are missing one or more Trailer Documents which are not Permitted Trailer Documents or as to which one or more Trailer Documents contain such defects) whose aggregate principal balance does not exceed $100,000,000 in the aggregate, the amount of such deduction shall be reduced by 50%, plus (ii) the following amount for each such missing Trailer Document that is not a Permitted Trailer Document and each such defective Trailer Document (determined as of the date ten days prior to the Closing Date):

          (i)  title policy endorsements -- $15 per endorsement;

         (ii)  settlement statements and HUD-1 forms -- $15;

        (iii)  title policies -- $30;

         (iv)  intervening assignments (original or certified copy) -- $22.50;

          (v)  mortgage, deed of trust or other security instrument -- $22.50;

         (vi)  corporate assignments -- $22.50;

        (vii) private mortgage insurance certificate (or other verification of insurance acceptable to Parent) -- $10.00;

       (viii) FHA mortgage insurance certificates and VA loan guaranty certificates -- $35.00; and

         (ix)  promissory notes - $10.00.

     Trailer Documents. The following types of documents with respect to a
     -----------------
Mortgage Loan sold to any Investor, the absence of or existence of any defect in, would allow the Investor to require the Company or any Subsidiary of the Company to repurchase or guaranty the Mortgage Loan: (i) any title policy endorsements; (ii) any settlement statement or HUD-1 form; (iii) any title policy; (iv) any intervening assignments; (v) any mortgage, deed of trust or other security instrument; (vi) any corporate assignments; (vii) any private mortgage insurance certificate; (viii) any promissory note; and (ix) any FHA mortgage insurance certificate or VA loan guaranty certificate.

     Trust Account Shares -- As defined in Section 2.4(b) hereof.
     --------------------

     VA -- The Veteran's Administration.
     --

     VA Loans -- Mortgage Loans which satisfy all applicable rules and
     --------
regulations to be guaranteed by the VA and which are guaranteed by the VA.

     VA No-Bid -- A delinquent Mortgage Loan with respect to which the VA has
     ---------
notified the Company or one of its Subsidiaries that it intends to exercise its option to pay the amount guaranteed by the VA and relinquish all rights in the collateral securing such Mortgage Loan to the Company or one of its Subsidiaries.

     Valuation Date -- The last day of the month immediately preceding the month
     --------------
in which the Closing Date occurs.

     Valuation Date Balance Sheet -- As defined in Section 2.7(a) hereof.
     ----------------------------

     Valuation Date Portfolio -- The Mortgage Servicing Portfolio on the
     ------------------------
Valuation Date.

     Valuation Period -- As defined in Section 2.4(a) hereof.
     ----------------

     Warehouse Lines -- The Warehouse Credit and Security Agreement, dated April
     ---------------
29, 1994, among Mortgage Bank, the Bank of New York and NationsBank Texas, N.A., as agents, other lenders, Westdeutsche Landesbank Girozentrale (New York branch), as issuing bank and First Chicago National Processing Corp. as collateral agent and the secured revolving credit facility entered into as of September 1, 1993, between Mortgage Bank and Nomura Asset Capital Corporation.

     Warehouse Loans -- Mortgage Loans owned by the Company or one of its
     ---------------
Subsidiaries and held for sale (provided that no Mortgage Loan characterized on the books and records of the Company as a warehouse loan that meets the definition set forth herein for Investment Loans shall be considered to be a Warehouse Loan).

                                  ARTICLE II

                                  THE MERGER
                                  ----------

     2.1  The Merger.  Subject to the terms and conditions of this
          ----------
Agreement, in accordance with the New York Business Corporation Law (the "NYBCL"), at the Effective Time (as defined in Section 2.2 hereof), Merger Sub shall merge with and into the Company. The Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of New York as a wholly owned subsidiary of BAFSB or its successor. The name of the Surviving Corporation shall continue to be "Arbor National Holdings, Inc." Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

     2.2  Effective Time.  The Merger shall become effective as set forth in
          --------------
the certificate of merger (the "Certificate of Merger") which shall be filed with the Department of State of the State of New York (the "Department") on the Closing Date (as defined in Section 10.1 hereof). The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

     2.3  Effects of the Merger.  At and after the Effective Time, the Merger
          ---------------------
shall have the effects set forth in Section 906 of the NYBCL.

     2.4  Conversion of Company Common Stock.
          ----------------------------------
     (a)  At the Effective Time, subject to Section 3.2(e) hereof, each share of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock (x) held in the Company's treasury and (y) which are Dissenting Shares, as such term is defined in Section 2.4(c) hereof) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the number of shares (the "Exchange Ratio") of the common stock, par value $1.5625 per share, of Parent ("Parent Common Stock"), determined by dividing the Final Per Share Merger Price by the Average Closing Price (as defined below); provided, however,
                                                              -----------------
that subject to the provisions of Section 9.1(g) hereof, for purposes of calculating the Exchange Ratio pursuant to this Section 2.4(a), notwithstanding the actual amount of the Average Closing Price, in no event shall the Average Closing Price utilized in making such calculation be less than $39.31 nor more than $53.19. As used herein, the term "Average Closing Price" means the average closing sales price per share of Parent Common Stock on the New York Stock Exchange ("NYSE") (as reported by The Wall Street Journal or, if not reported
                                  -----------------------
thereby, another authoritative source), for the 20 consecutive NYSE trading days (the "Valuation Period") ending on the fifth NYSE trading day prior to the date (the "Last Approval Date") on which the last of the approval of the Federal Reserve Board under the BHC Act and the FRA and the approval of the OTS under HOLA, as required to consummate the transactions contemplated by this Agreement, is obtained. The Exchange Ratio shall be rounded to four significant decimal places (i.e., to the ten-thousandth, for example 1.1234). All of the shares of Company Common Stock converted into Parent Common Stock pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a "Certificate") previously representing any such shares of Company Common Stock shall thereafter represent the right to receive
(i) the number of whole shares of Parent Common Stock and (ii) cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 2.4(a) and Section 3.2(e) hereof. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 3.2 hereof, without any interest thereon. If prior to the Effective Time, Parent should split or combine its common stock, or pay a dividend or other distribution payable in such common stock, then the Exchange Ratio and the minimum and maximum Average Closing Prices set forth in the proviso to the first sentence of this Section 2.4(a), shall be appropriately adjusted to reflect such split, combination, dividend or distribution. Parent shall notify the Company by the close of business on the Last Approval Date, that such date has occurred.

     (b) At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries shall become treasury stock of Parent.

     (c)  For the purposes of this Agreement, "Dissenting Shares" shall refer to those shares of Company Common Stock owned by stockholders (i) who, pursuant to the NYBCL, file with the Company at or prior to the meeting of the Company's stockholders referred to in Section 7.3 hereof written objection to the Merger,
(ii) whose shares are not voted in favor of the Merger, and (iii) who comply with the notice and other provisions of Section 623 of the NYBCL. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive, or be exchangeable for, Parent Common Stock and cash in lieu of fractional shares, and instead, the holders thereof shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 623 of the NYBCL; provided,
                                                               --------
however, that (i) if any holder of Dissenting Shares shall subsequently
- -------
deliver to the Surviving Corporation a written withdrawal of his objections to the Merger in accordance with Section 623 of the NYBCL (with the written approval of the Surviving Corporation, if required), (ii) if, after any holder or holders of Dissenting Shares fails to agree with the Surviving Corporation as to the fair value of his shares in accordance with

Section 623 of the NYBCL, neither any such holder of Dissenting Shares nor the Surviving Corporation has instituted a proceeding demanding a determination of the value of all Dissenting Shares within the time provided in Section 623 of the NYBCL, or (iii) if a court shall determine that a holder of Dissenting Shares is not entitled to receive payment for such holder's shares, then such holder or holders (as the case may be) shall not have the right to receive payment of the fair value of such shares of Company Common Stock and each of such shares of Company Common Stock shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, Parent Common Stock and cash in lieu of fractional shares (without any interest thereon) in accordance with the terms of this Agreement. Under this Agreement, the Company may elect to establish an "Escrow Account" solely for the purpose of and with an amount sufficient for satisfying the maximum aggregate payment that may be required to settle claims, if any, of holders of Dissenting Shares in accordance with Section 623 of the NYBCL. The Company may establish the Escrow Account only if done so (i) prior to the Effective Time and (ii) with funds supplied solely by the Company. On satisfaction of all claims with respect to Dissenting Shares, the remaining amount, augmented by income earned thereon and reduced by payment of the fees and expenses of the escrow agent, will be transferred to BAFSB or its successor.

     2.5  Calculation of Merger Price.  The "Estimated Merger Price"
          ---------------------------
shall mean $117,940,758. The "Final Merger Price" shall mean the sum of the (i) Estimated Merger Price, (ii) the Purchase Price Adjustment and (iii) the Net ANCMC Amount. The "Final Per Share Merger Price" shall mean the amount obtained by dividing (x) the sum of the Final Merger Price by (y) the sum of the total number of shares of Company Common Stock outstanding (excluding treasury shares) immediately prior to the Effective Time and the total number of shares of Company Common Stock which, immediately prior to the Effective Time and prior to the cancellation of Company Options pursuant to Section 2.9 hereof, are issuable pursuant to the exercise of Company Options.

     2.6  Adjustments to Estimated Merger Price.  The Estimated Merger Price
          -------------------------------------
shall be adjusted as follows:

          (a)  Valuation Date Portfolio.  The Estimated Merger Price shall be
               ------------------------
(i) increased by an amount equal to the Servicing Value of all Mortgage Loans included in the Valuation Date Portfolio which were not included in the Base Portfolio; (ii) decreased by an amount equal to the reduction between May 31, 1994 and the Valuation Date in the Servicing Value of the Mortgage Loans which were included in the Base Portfolio; (iii) increased or decreased, as the case may be, by an amount equal to the decrease or increase, respectively, between May 31, 1994 and the Valuation Date in the Servicing Value of all Excluded Loans; (iv) decreased by an amount equal to the Servicing Value of any REO included in the Valuation Date Portfolio; (v) increased or decreased, as the case may be, by an amount equal to the decrease or increase, respectively, between May 31, 1994 and the Valuation Date in the Servicing Value of all Investment Loans. Attached Exhibit 2.6(a) sets forth (X) the Servicing Value of all Mortgage Loans included in the Base Portfolio; (Y) the Servicing Value of all Excluded Loans as of May 31, 1994; and (Z) the Servicing Value of all Investment Loans as of May 31, 1994; and (vi) decreased by an amount equal to the aggregate Servicing Value of all Mortgage Loans included in the Valuation Data Portfolio subserviced, serviced or Master Serviced by the Company or any of its Subsidiaries pursuant to any Mortgage Servicing Agreements listed on Section 2.6(a)(vi) of the Disclosure Schedule.

          (b)  Adjusted Equity.  The Estimated Merger Price shall be
               ---------------
(i) increased by the amount, if any, by which the Adjusted Equity exceeds $28,804,547 or (ii) decreased by the amount, if any, by which $28,804,547 exceeds the Adjusted Equity.

          (c)  Adjustment for Net Gain or Loss on Rate-Locked Pipeline Loans
               -------------------------------------------------------------
and Investor Commitments. The Estimated Merger Price shall be increased or
- ------------------------
decreased, as the case may be, by an amount equal to the amount by which the aggregate net after-tax gain or loss on (i) Pipeline Loans that are Rate-Locked Loans, (ii) all of the Investor Commitments, (iii) Pipeline Loans that are not Rate-Locked Loans, and (iv) Mortgage Loans which, as of the Valuation Date, were Warehouse Loans, is greater or less than $1,313,556. For purposes of this
Section 2.6(c), the gain or loss on each such Rate-Locked Loan, Investor Commitment, Pipeline Loan that is not a Rate-Locked Loan, and Mortgage Loan which, as of the Valuation Date, was a Warehouse Loan, shall be determined as of the Valuation Date in accordance with the provisions of Exhibit 2.6(c).
                                                        --------------
          (d)  Post Valuation Date Adjustment. The Estimated Merger Price shall
               ------------------------------
be decreased by the Post Valuation Date Adjustment.

          (e) Net Adjustment. The adjustments to the Estimated Merger Price
              --------------
described in paragraphs (a) through (d) shall be netted, such that there shall be determined an aggregate increase or decrease in the Estimated Merger Price. Such aggregate increase or decrease is referred to herein as the "Purchase Price Adjustment." Notwithstanding anything to the contrary contained herein, in the event the aggregate increase or decrease to the Estimated Merger Price described in paragraphs (a) through (d) above shall be equal to or less than $2.0 million, the Purchase Price Adjustment shall be equal to zero (0).

     2.7  Closing Adjustment Documents.
          ----------------------------

          (a) As soon as reasonably practicable following the Valuation Date, and in no event more than 15 days thereafter, the Company shall prepare and deliver to Parent (i) an unaudited consolidated balance sheet of the Company as of the Valuation Date (the "Valuation Date Balance Sheet"), which Valuation Date Balance Sheet shall be prepared in accordance with GAAP consistent with the accounting principles used in the preparation of the Balance Sheet, (ii) a schedule calculating the amount of the Adjusted Equity, (iii) a schedule of the unpaid principal balance of the Mortgage Loans in the Valuation Date Portfolio, by category, (iv) a schedule of the Excluded Loans, by category, (v) a schedule of all REO, (vi) a schedule calculating the Net ANCMC Amount, (vii) a schedule setting forth, in reasonable detail, the gain or loss, as of the Valuation Date, on all Rate-Locked Loans, Investor Commitments, Warehouse Loans and Pipeline Loans that are not Rate-Locked Loans and (viii) a schedule setting forth in reasonable detail the calculations contemplated by Sections 2.5 and 2.6 above (collectively, the "Closing Adjustment Documents"). The parties shall cooperate in the preparation of the Closing Adjustment Documents in accordance with this
Section 2.7. Without limiting the generality of the foregoing, the Company shall provide Parent and its designees with reasonable access to the books, records, personnel and representatives of the Company and its Subsidiaries and such other information as Parent may require with respect to the resolution of any Disagreement (as defined below).

          (b) Within five days after delivery of the Closing Adjustment Documents to Parent, Parent may dispute all or any portion of the Closing Adjustment Documents by giving written notice (a "Notice of Disagreement") to the Company setting forth in reasonable detail the basis for any such dispute (any such dispute being hereinafter called a "Disagreement"). The parties shall promptly commence good faith negotiations with a view to resolving all such Disagreements. If Parent does not give a Notice of a Disagreement in accordance with the provisions of the first sentence of this paragraph (b) within the five day period set forth therein, Parent shall be deemed to have irrevocably accepted the Closing Adjustment Documents in the form delivered to Parent by the Company.

          (c) If Parent shall deliver a Notice of Disagreement and the Company shall not dispute all or any portion of such Notice of Disagreement by giving written notice to Parent setting forth in reasonable detail the basis for such dispute within three business days following the delivery of such Notice of Disagreement, the Company shall be deemed to have irrevocably accepted the Closing Adjustment Documents as modified in the manner described in the Notice of Disagreement. If the Company disputes all or any portion of the Notice of Disagreement within the three business day period described in the previous sentence, and within two days following the delivery to Parent of the notice of such dispute Parent and the Company do not resolve the Disagreement, such Disagreement shall be referred to the Independent Accounting Firm for a resolution of such Disagreement in accordance with the terms of this Agreement. If the Company and Parent do not immediately agree on the selection of an Independent Accounting Firm, their respective independent public accountants shall immediately select such firm. The determinations of such firm with respect to any Disagreement shall be final and binding upon the parties and the amount so determined shall be used to complete the final Closing Adjustment Documents. Each party hereto shall use all reasonable efforts to cause the Independent Accounting Firm to render its determination as soon as practicable after referral of the Disagreement to such firm, and in any event prior to the Closing Date, and each shall cooperate with such firm and provide such firm with reasonable access to the books, records, personnel and representatives of it and its Subsidiaries and such other information as such firm may require in order to render its determination. All of the fees and expenses of any Independent Accounting Firm retained pursuant to this paragraph (c) or paragraph (d) below shall be shared equally by Parent and Company and the portion of such fees and expenses to be borne by the Company shall be included in the Post Valuation Date Adjustment. Notwithstanding anything to the contrary contained herein, the balance of the Valuation Date Portfolio reflected in the Closing Adjustment Documents shall be increased to reflect Mortgage Loans for which a consent or waiver of the type contemplated by the definition of Non-Consenting Mortgage Loan contained herein has been obtained subsequent to the date the Closing Adjustment Documents are delivered by the Company to Parent and prior to the tenth day immediately preceding the Closing Date.

          (d) Nine days prior to the Closing Date, the Company shall prepare and deliver to Parent a schedule calculating the Post Valuation Date Adjustment (the "Post Valuation Date Adjustment Document"). The parties shall cooperate in the preparation of the Post Valuation Date Adjustment Document in accordance with this Section 2.7. Without limiting the generality of the foregoing, the Company shall provide Parent and its designees with reasonable access to the books, records, personnel and representatives of the Company and its Subsidiaries and such other information as Parent may require with respect to the resolution of any disagreement regarding the Post Valuation Date Adjustment. If Parent disputes all or any portion of the Post Valuation Date Adjustment Document by giving written notice to the Company setting forth in reasonable detail the basis for any such dispute within two business days after the receipt of the Post Valuation Date Adjustment Document, such dispute shall be referred to the Independent Accounting Firm for a resolution of such dispute in accordance with the terms of this Agreement. If Parent does not give notice of a dispute in accordance with the preceding sentence within such two business day period, Parent shall be deemed to have irrevocably accepted the Post Valuation Date Adjustment Document in the form delivered to Parent by the Company. The determination of such firm with respect to any such dispute shall be final and binding upon the parties and the amount so determined shall be used to complete the final Post Valuation Date Adjustment Document. Each party hereto shall use all reasonable efforts to cause the Independent Accounting Firm to render its determination as soon as practicable after referral of the dispute to such firm, and in any event prior to the Closing Date, and each shall cooperate with such firm and provide such firm with reasonable access to the books, records, personnel and representatives of it and its Subsidiaries and such other information as such firm may require in order to render its determination.

     2.8  Conversion of Merger Sub Common Stock.  Each of the shares
          -------------------------------------
of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of Parent, become and be converted into one share of Company Common Stock.

     2.9  Options; Restricted Stock.
          -------------------------
          (a) At the Effective Time, each option to purchase Company Common Stock (each a "Company Option") issued pursuant to the Company's 1992 Stock Incentive Plan or the Company's Stock Option Plan for Non-Employee Directors (the "Company Option Plans") which is outstanding at the Effective Time, whether or not vested as of the date hereof, shall terminate effective as of the Effective Time and each holder of any such Company Option thereunder shall be entitled to receive from BAFSB, for each share of the Company Common Stock subject to such Company Option, shares of Parent Common Stock in cancellation thereof with a value equal to the excess, if any, of the Final Per Share Merger Price over the per share exercise price of such Company Option; provided that
                                                                -------- ----
the value of the Parent Common Stock shall be calculated based on the Average Closing Price. Documents previously evidencing the Company Options shall be exchanged for certificates representing whole shares of Parent Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such documents in accordance with Section 3.2 hereof, without any interest thereon. The Company shall obtain waivers from all holders of options issued under the Company Stock Option Plan for Non-Employee Directors to any rights they may have to require the Company to repurchase such options after the Valuation Date and any such repurchases or demands for repurchases prior to the Valuation Date shall be accrued and reflected on the Valuation Date Balance Sheet.

          (b) All restrictions applicable to any outstanding shares of restricted stock granted pursuant to the Company's 1992 Stock Incentive Plan ("Restricted Stock") shall lapse and such Restricted Stock shall become fully vested as of the date of stockholder approval of this Agreement in accordance with Section 8.1(a) hereof. At the Effective Time, each share of Restricted Stock shall be converted into shares of Parent Common Stock and cash in lieu of fractional shares in the manner contemplated by Section 2.4.

          (c) Except with respect to the obligations of the parties as provided herein or as otherwise agreed to by the parties, (i) the provisions of the Company Option Plans and any other plan, program or arrangement pursuant to which the Company or any of its Subsidiaries may, or may be required to, issue Company Common Stock or compensation based on the Company Common Stock, shall be amended or deleted as of the Effective Time, and (ii) assuming compliance by BAFSB with its obligations under this Section 2.9, the Company shall ensure that following the Effective Time no holder of Company Options or any participant in any Company Option Plan shall have any right thereunder to acquire any equity securities of the Company or any of its Subsidiaries.

     2.10  Certificate of Incorporation.  Effective as of the Effective Time,
           ----------------------------
the Certificate of Incorporation of the Company shall be amended in its entirety to conform to the form of the Certificate of Incorporation of Merger Sub (other than with respect to the name of the Surviving Corporation), as in effect at the Effective Time, and such amended Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation.

     2.11  By-Laws.  The By-Laws of the Merger Sub, as in effect immediately
           -------
prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

     2.12  Directors and Officers.  The directors and officers of Merger Sub
           ----------------------
immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     2.13  Subsequent Liquidations.  The parties acknowledge that, immediately
           -----------------------
following the Closing Date, Parent and BAFSB plan to cause first the Company and then each of the Company's Subsidiaries (i) to adopt plans of liquidation (each of which shall be a plan of complete liquidation and dissolution for purposes of Sections 332 and 337 of the Code) and (ii) to transfer all of its respective assets, employees and certain of their respective liabilities to BAFSB and that, within the time provided by Section 332 of the Code, the Company and such Subsidiaries will be dissolved (collectively, excluding the Merger, the "Liquidation") following which articles of dissolution will be filed with the Department in accordance with Article X of the NYBCL. For purposes of this Agreement, all references to "the transactions contemplated hereby" or "the transactions contemplated by this Agreement" shall be deemed to refer both to the Merger and to the Liquidation.

     2.14  Tax Consequences.  It is intended that the transactions contemplated
           ----------------
by this Agreement shall constitute a reorganization within the meaning of
Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code.

     2.15  Pooling-of-Interests.  It is intended that the transactions
           --------------------
contemplated by this Agreement shall be accounted for as a pooling-of-interests pursuant to Opinion No. 16 of the Accounting Principles Board. Each of Parent and the Company agrees to use, and to cause its respective Subsidiaries to use, all reasonable efforts to permit the transactions to be accounted for as a pooling-of-interests under Opinion No. 16 of the Accounting Principles Board.



                                  ARTICLE III

                                EXCHANGE OF SHARES
                                ------------------

     3.1  Parent and BAFSB to Make Shares Available.  At or prior to the
          -----------------------------------------
Effective Time, Parent and BAFSB shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) selected by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Certificates and Company Options, respectively, for exchange in accordance with this Article III, certificates representing the shares Of Parent Common Stock and the cash in lieu of fractional shares to be issued pursuant to Section 2.4 and 2.9 and paid pursuant to Section 3.2(a) in exchange for outstanding shares of Company Common Stock and Company Options, respectively (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"); provided, however, that
                                                 -----------------
notwithstanding any other provision of this Agreement neither Parent nor BAFSB shall deposit cash with the Exchange Agent with respect to fractional shares unless and until Certificates or Company Options, respectively, and the required transmittal materials pursuant to this Article III shall have been received in proper form by the Exchange Agent.

     3.2  Exchange of Shares and Company Options.  (a) As soon as practicable
          --------------------------------------
after the Effective Time, and in no event later than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates or Company Options a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Company Options shall pass, only upon delivery of the Certificates or Company Options to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or Company Options in exchange for certificates representing the shares of Parent Common Stock and the cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate or Certificates or Company Options shall have been converted pursuant to this Agreement. Parent and BAFSB shall provide to the Company a form of both the letter of transmittal and the instructions at least seven NYSE trading days prior to the Closing Date and allow the Company to provide reasonable comments thereon. Upon surrender of a Certificate or Company Option for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate or Company Option shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock or Company Option shall have become entitled pursuant to the provisions of Article II hereof and
(y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Company Option surrendered pursuant to the provisions of this Article III, and the Certificate or Company Option so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates or Company Options.

          (b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate or Company Option until the holder thereof shall surrender such Certificate or Company Option in accordance with this Article III. After the surrender of a Certificate or Company Option in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate or Company Option.

          (c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate or Company Option so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Parent) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Company Option surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time nor shall there be any issuance of Company Common Stock upon the exercise of any Company Options. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent or Company Options are presented to the Exchange Agent for exercise thereof, they shall be cancelled and exchanged for the certificates representing shares of Parent Common Stock and cash in lieu of fractional shares as provided in Article II hereof.

          (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of

Certificates or the Company Options, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Company. In lieu of the issuance of any such fractional share, Parent or BAFSB, as appropriate, shall pay to each former stockholder or optionholder, respectively, of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.4 or 2.9 hereof, respectively.

          (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders or optionholders of the Company for twelve months after the Effective Time shall be repaid to Parent or BAFSB, as appropriate. Any stockholders or optionholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent or BAFSB, respectively, for payment of their shares of Parent Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock or Company Option such stockholder or optionholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, BAFSB, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock or Company Options for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) In the event any Certificate or Company Option shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate or Company Option to be lost, stolen or destroyed and, if required by Parent or BAFSB, as appropriate, the posting by such person of a bond in such amount as Parent or BAFSB may direct as indemnity against any claim that may be made against it with respect to such Certificate or Company Option, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate or Company Option the shares of Parent Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.


                                  ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                  ---------------------------------------------

     The Company hereby represents and warrants to Parent, BAFSB and Merger Sub as follows:

          4.1  Corporate Organization. (a) The Company is a corporation duly
               ----------------------
organized, validly existing and in good standing under the laws of the State of New York. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and could not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company. As used in this Agreement the term "Material Adverse Effect" means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (x) changes in law, rules or regulations generally applicable to mortgage banks, banks or their holding companies or (y) changes in GAAP. As used in this Agreement, the term "Subsidiary" when used with respect to any party means any corporation, partnership, joint venture or other association or organization, whether incorporated or unincorporated, in which a party, directly or indirectly, holds any equity or management interest or which is consolidated with such party for financial reporting purposes. The Certificate of Incorporation and By-Laws of the Company, copies of which are attached as
Section 4.1(a) of the Disclosure Schedule which is being delivered to Parent concurrently herewith (the "Disclosure Schedule"), are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

          (b) Each of the Company's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and could not reasonably be expected to have a Material Adverse Effect on the Company. The articles of incorporation and by-laws or other organizational documents of each Company Subsidiary, copies of which are attached as Section 4.1(b) of the Disclosure Schedule, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     4.2  Capitalization.  (a) The authorized capital stock of the Company
          --------------
consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Company Preferred Stock"). As of August 31, 1994, there were (x) 6,734,709 shares of Company Common Stock issued and outstanding (including vested and unvested Restricted Stock and 8,000 shares of

Company Common Stock held in the Company's treasury), (y) no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 483,751 shares of Company Common Stock reserved for issuance pursuant to the Company Option Plans and (z) no shares of Company Preferred Stock issued or outstanding, held in the Company's treasury or reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 4.2(a) of the Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, agreements preemptive rights or other rights of any character calling for the purchase or issuance of any shares of Company Common Stock or Company Preferred Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. The names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the Company Option Plans are set forth in Section 4.2(a) of the Disclosure Schedule. Since June 30, 1994, the Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date.

          (b) Section 4.2(b) of the Disclosure Schedule sets forth a true and correct list of all of the Company's Subsidiaries as of the date of this Agreement. Except as set forth on Section 4.2(b) of the Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Company's Subsidiaries, free and clear of all Encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth on Section 4.2(b) of the Disclosure Schedule, none of the Company's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, agreements, preemptive rights or other rights of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

     4.3  Authority; No Violation.  (a) The Company has full corporate power
          -----------------------
and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of

Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the holders of [two-thirds] of the outstanding shares of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

          (b)  Except as set forth in Section 4.3(b) of the Disclosure
Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of the Company or the certificate of incorporation, by-laws or similar governing documents of any of the Company's Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

     4.4  Consents and Approvals.  Except for (a) the approvals listed in
          ----------------------
Section 4.4 of the Disclosure Schedule (the "State Banking Approvals"), (b) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement in definitive form relating to the meeting of the Company's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement"), (c) the approval of this Agreement by the requisite vote of the stockholders of the Company, (d) the filing of the Certificate of Merger with the Department pursuant to the NYBCL, (e) the approval of each of FNMA, FHLMC, GNMA, FHA, HUD and VA, and (f) such filings, authorizations, permits, authorizations or approvals as may be set forth in
Section 4.4 of the Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or consents, authorizations or approvals of any third party (including under any Company Contract) are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.

     4.5  Financial Statements.  (a) Attached as Section 4.5 of the Disclosure
          --------------------
Schedule are copies of the consolidated balance sheets of the Company and its Subsidiaries as of May 31, 1994 and as of February 28, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the quarter ended May 31, 1994 as reported in the Company's Quarterly Report on Form 10-Q and for the fiscal years 1992 through 1994, inclusive, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1994 filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case (other than as of and for the quarter ended May 31, 1994) accompanied by the audit report of Kenneth Leventhal & Company, independent public accountants with respect to the Company. The May 31, 1994 consolidated balance sheet of the Company (including the related notes, where applicable) (the "Balance Sheet") fairly presents the consolidated financial position of the Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.5 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 7.2(c) hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 7.2(c) hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 7.2(c) hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. All changes in accounting methods reflected in the financial statements referred to in this Section 4.5 and Section 7.2(c) and all adjustments resulting from such changes were made in accordance with GAAP. The transactions and other revenues reflected on such financial statements and the books and records of the Company and its Subsidiaries represent valid, bona fide transactions which have arisen from the business of the Company and its Subsidiaries.

          (b) The Company and each of its Subsidiaries maintains books and records which accurately and validly reflect their respective transactions in reasonable detail, and maintains accounting controls, policies and procedures, sufficient to insure that such transactions are (i) executed in accordance with its management's general or specific authorization and (ii) recorded in accordance with GAAP, applicable law and Regulations, and that the documentation pertaining thereto is retained, protected and duplicated in accordance with applicable law and Regulations and prudent business practices.

          (c) The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all corporate actions of their respective shareholders and Boards of Directors.

     4.6  Broker's Fees.  Neither the Company nor any Company Subsidiary nor
          -------------
any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Goldman Sachs & Co. ("Goldman") in accordance with the terms of a letter agreement dated April 26, 1994 between Goldman and the Company, a true, complete and correct copy of which has been previously made available by the Company to Parent.

     4.7  Absence of Certain Changes or Events.  (a) Except as may be set forth
          ------------------------------------
in Section 4.7(a) of the Disclosure Schedule or as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1994, since May 31, 1994, (i) there has been no change in the business of the Company or any of its Subsidiaries, or any occurrence, development or event of any nature, which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) neither the Company nor any Subsidiary thereof has taken any action which would have been prohibited by
Section 6.1 hereof (other than paragraph (e) thereof) had it been in effect on the date of such action.

          (b) Except as set forth in Section 4.7(b) of the Disclosure Schedule, since May 31, 1994, the Company and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

          (c)  Except as set forth in Section 4.7(c) of the Disclosure
Schedule or as specifically permitted by this Agreement, since May 31, 1994, neither the Company nor any of its Subsidiaries has (i) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increased the wages, salaries, rate of compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of May 31, 1994, entered into any employment agreement, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus other than year-end bonuses for fiscal 1993 and 1994 or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

     4.8  Legal Proceedings. Except as set forth in Section 4.8 of the
          -----------------
Disclosure Schedule, as of the date of this Agreement neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of the Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, or against or otherwise involving, directly or indirectly, any current or former officer, director, employee or agent of the Company or any of its Subsidiaries (in connection with such officer's, director's, employee's or agent's activities on behalf of the Company or any of its Subsidiaries or that otherwise relate, directly or indirectly to the Company or any of its Subsidiaries or properties or the securities or activities of any of them), including, without limitation, any derivative actions that have been requested, and any matters involving the Company's securities, or under or alleging violation of any applicable law respecting employment discrimination, equal opportunity, affirmative action, worker's compensation, occupational safety and health requirements, unemployment insurance and related matters, or relating to alleged unfair labor practices (or the equivalent thereof under any applicable law) or relating to the right and ability to originate, purchase and sell FHA Loans or VA Loans, or to sell and service GNMA, FNMA and FHLMC mortgage loans and mortgage-backed securities, nor does the Company know of any material basis therefor. Except as otherwise disclosed in Section 4.8 of the Disclosure Schedule, as of the date of this Agreement there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

     4.9  Taxes and Tax Returns. (a) Except as may be reflected in Section 4.9
          ---------------------
of the Disclosure Schedule, each of the Company and its Subsidiaries has duly filed all federal, state and local Tax Returns (as defined below) required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects) and has duly paid or otherwise made adequate provision for all material Taxes (as defined below) with respect to all periods and transactions occurring prior to Closing other than Taxes that are not yet due or are being contested in good faith (and which are set forth in Section 4.9 of the Disclosure Schedule). Except as may be reflected in Section 4.9 of the Disclosure Schedule, to the best of the Company's knowledge, there are no material disputes pending, or claims asserted, for Taxes with respect to the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been requested to give any currently effective waivers extending the statutory period of limitation applicable to any Federal, state or local income Tax Return for any period. Except as reflected in Section 4.9 of the Disclosure Schedule, the amounts withheld by the Company and its Subsidiaries from their employees for all periods ending prior to the date of this Agreement are in compliance in all material respects with the Tax withholding provisions of applicable Federal, state and local laws. Except as reflected in Section 4.9 of the Disclosure Schedule, there are no Tax liens upon any property or assets of the Company or its Subsidiaries except liens for current Taxes not yet due.

          (b)  Except as set forth in Section 4.9 of the Disclosure Schedule:
(1) neither Company nor any of its Subsidiaries has made any payments, is obligated to make any such payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any such payments that would not be deductible under Section 162(m) or Section 280G of the Code; (2) neither Company nor any of its Subsidiaries is a party to any Tax sharing agreement or has any continuing obligations under any prior Tax sharing agreement; and (3) neither Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a U.S. federal consolidated income Tax Return as to which Company was not the common parent.

          (c) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, county, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, and the term "Tax Return" or "Tax Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to or required to be filed in connection with any Tax, including information returns with respect to transactions with third parties.

     4.10  Employees Benefit Plans; ERISA.
           ------------------------------

          (a) The Company has delivered to Parent true and complete copies of all Plans (as defined below) to which the Company or any of its Subsidiaries is a party and in which any current or former officer, director, employee or agent of the Company or any of its Subsidiaries participates. All such Plans are listed in Section 4.10(a) of the Disclosure Schedule. There are no Plans of the Company or any of its Subsidiaries which are not evidenced by such written documents. The term "Plan" shall include (i) any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance, retainer, consulting, "cafeteria" benefits under Section 125 of the Code, health, welfare or incentive plan or agreement whether legally binding or not, including any post-employment benefits, (iii) any plan, agreement, contract, program, arrangement, or policy providing for

"fringe benefits" to its employees, including but not limited to vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs.

          (b)  With respect to each Plan:

               (1) it has been administered in accordance with its terms and applicable laws and regulations, including ERISA and the Code;

               (2) no action, claims (other than routine claims for benefits made in the ordinary course of Plan administration for which Plan administrative review procedures have not been exhausted) or investigation by any Governmental Entity are pending or, to the best knowledge of the Company, threatened or imminent against or with respect to the Plan, the Company or any of its Subsidiaries which is participating (or who has participated) in any Plan or any fiduciary of the Plan; and

               (3) it provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code or any other applicable law and benefits listed in Section 4.10(b) of the Disclosure Schedule, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, or (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA.

          (c) With respect to each Plan which is an employee benefit plan, as defined under Section 3(3) of ERISA:

               (1) no prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility has occurred;

               (2) except as set forth in Section 4.10(c) of the Disclosure Schedule, all reports, forms and other documents required to be filed with any Governmental Entity or distributed to plan participants (including, without limitation, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed (if applicable) and distributed (if applicable) and were accurate. The Company has made available to Parent copies of all such reports, forms and documents required to have been filed or distributed for the preceding three years;

               (3) no accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code) has been incurred with respect to any Plan, whether or not waived.

          (d) Except as set forth in Section 4.10(d) of the Disclosure Schedule, each Plan that is intended to qualify under Section 401(a) of the Code and Section 501(a) of the Code and its related trust, if any, complies in form and in operation with Section 401(a) and 501(a) of the Code and has been determined by the Internal Revenue Service to so comply and nothing has since occurred to cause the loss of the Plan's qualification.

          (e) Neither the Company nor any of its Subsidiaries (i) has ever maintained or made any contributions to, (ii) has ever been a member of a controlled group which has maintained or contributed to, or (iii) has ever been under common control with an employer that maintained or contributed to any defined benefit pension plan subject to Title IV of ERISA, including a multiemployer plan as defined in Section 3(37) of ERISA.

          (f) All contributions to each Plan for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the date immediately preceding the Effective Time) will be made prior to the Effective Time by the Company in accordance with past practice and the recommended contribution in any applicable actuarial report.

          (g) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Plans for policy years or other applicable policy periods ending before the Effective Time and have been paid as required under the policies for policy years or other applicable policy periods beginning on or before the Effective Time and ending on or after the Effective Time.

          (h) All expenses and liabilities relating to all of the Plans have been, and will on the Effective Time be, fully and properly accrued on the Company's or its Subsidiary's books and records and disclosed in accordance with generally accepted accounting principles and in Plan financial statements.

     4.11  SEC Reports. The Company has (a) previously made available to Parent
           -----------
an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since June 5, 1992 by the Company with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (the "Company Reports"), and (b) attached as Section 4.11 of the Disclosure Schedule an accurate and complete copy of all communications (other than those described in clause (a) above) mailed by the Company to its stockholders since January 1, 1992, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Company Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     4.12  Company Information. The information relating to the Company and its
           -------------------
Subsidiaries to be contained in the Proxy Statement and the registration statement on Form S-4 (the "S-4") of which the Proxy Statement will be included as a prospectus, or in any other document filed with the SEC or any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

     4.13  Compliance with Applicable Law. Except as disclosed in Section 4.13
           ------------------------------
of the Disclosure Schedule, the Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, Regulation, applicable law, statute, order, decree, injunction, rule, regulation, policy and/or guideline of any regulatory agency relating to the Company or any of its Subsidiaries or any of their respective properties, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violations of the above.

     4.14  Certain Contracts. (a) Except as set forth in Section 4.14(a) of the
           -----------------
Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants; (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries to any current or former officer or employee of the Company or any of its Subsidiaries; (iii) that provides for a penalty or other charge upon termination; (iv) which involves the payment of more than $20,000 per annum, or more than $50,000 for the remaining term of such agreement or which involved a lump sum payment of $50,000 or more; (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries or the operations of the Company or any of its Subsidiaries in any geographic area; (vi) with or to a labor union or guild (including any collective bargaining agreement); (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (viii) in which the Company or any of its Subsidiaries is participating as a general partner, limited partner or joint venturer; (ix) existing as of the date of this Agreement, under which the Company or any of its Subsidiaries has created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness for borrowed money (including capitalized lease obligations) involving more than $25,000; (x) pursuant to which the Company or any of its Subsidiaries leases real property;
(xi) between any officer, director or, to the knowledge of the Company, employee of the Company or any of its Subsidiaries or any holder, directly or indirectly, of more than 5% of the Company Common Stock known to the Company, or any of their respective Affiliates or family members or Affiliates of such family members (other than the Company or any of its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand; (xii) between the Company or any of its Subsidiaries and an insurance company which has authorized the Company or such Subsidiary to act as its representative in the sale, placement, writing or administration of insurance; (xiii) existing as of the date of this Agreement, which is an Investor Commitment; (xiv) which involves the ownership or licensing of software, hardware or the provision of data processing services; (xv) with any correspondent or wholesale loan originator which governs the terms of such originator's relationship with the Company or any of its Subsidiaries; or (xvi) which is material to the business of the Company or any of its Subsidiaries which is not otherwise described in clauses
(i) through (xv) above. Attached to Section 4.14(a) of the Disclosure Schedule are true and correct copies of all of the agreements identified in Section 4.14(a) of the Disclosure Schedule which are in writing and to which the Company or any of its Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in Section 4.14(a) of the Disclosure Schedule, is referred to herein as a "Company Contract", and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above Company Contracts by any of the other parties thereto.

          (b) Except as set forth in Section 4.14(b) of the Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries have performed all material obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract or permit termination, modification, or acceleration against the Company or the Subsidiary which is a party to such Company Contract under the Company

Contract applicable to it; (iv) the Company or its Subsidiary which is a party to such Company Contract has not repudiated or waived any material provision of any such Company Contract; and (v) all amounts due and payable by the Company or any of its Subsidiaries through the Closing Date have been or will be paid.

     4.15  Undisclosed Liabilities. Except (a) as set forth in Section 4.15 of
           -----------------------
the Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in its Form 10Q for the period ended May 31, 1994, (c) for liabilities incurred in the ordinary course of business after May 31, 1994 that are not fully accrued or reserved against on the Valuation Date Balance Sheet and which have not had nor could reasonably be expected to have, individually or in the aggregate, an adverse financial effect with respect to the Company and its Subsidiaries in excess of $500,000, and (d) liabilities that are fully accrued or reserved against on the Valuation Date Balance Sheet, neither the Company nor any of its Subsidiaries is subject to any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise, whether due or to become due and whether or not required to be accrued or disclosed under SFAS No. 5).

     4.16  State Takeover Laws. The Board of Directors of the Company has
           -------------------
approved the transactions contemplated by this Agreement and the Kaufman Agreements, such that the provisions of Section 912 of the NYBCL and any other applicable state antitakeover statute will not, assuming the accuracy of the representations contained in Section 5.10 hereof, apply to this Agreement or any of the transactions contemplated hereby or the Kaufman Agreements.

     4.17  Base Portfolio. The information set forth in Section 4.17 of the
           --------------
Disclosure Schedule with respect to the Mortgage Loans in the Base Portfolio as of May 31, 1994, is true and correct. The parties acknowledge and agree that Parent has relied on Section 4.17 of the Disclosure Schedule in developing the Estimated Merger Price.

     4.18  Ownership of Property. The Company or one of its Subsidiaries, as the
           ---------------------
case may be, has good and marketable title to or a valid leasehold interest in all assets and properties, whether real or personal, tangible or intangible, reflected in the Balance Sheet or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business since the date of the Balance Sheet), subject to no Encumbrances, except (i) as set forth in Section 4.18 of the Disclosure Schedule, (ii) for statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) liens and encumbrances on, and rights of redemptions with respect to, REO and (iv) such Encumbrances that do not in the aggregate materially detract from the value or interfere in any material respect with the use or operations of the assets and properties subject thereto. Except as set forth in Section 4.18 of the Disclosure Schedule, as of the date of this Agreement, the Company or one of its

Subsidiaries, as the case may be, as lessee has the right under valid and subsisting leases to occupy, use, possess and control all property leased by any such party, as presently occupied, used, possessed and controlled by any such party and all rents and other amounts currently due thereunder have been paid; no waiver or indulgence or postponement of any obligation thereunder has been granted by any lessor or sublessor; the Company and its Subsidiaries have not entered into any sublease or assignment with respect to its interest in any such lease; and none of the Company or any of its Subsidiaries has received any notice that it has breached any term, condition or covenant of any such lease. Neither the Company nor any of its Subsidiaries owns any real property other than REO.

     4.19  Insurance. (a) Section 4.19(a) of the Disclosure Schedule sets forth,
           ---------
as of June 30, 1994, a list of (i) all policies of insurance maintained by the Company or any of its Subsidiaries with respect to the Company's and such Subsidiary's properties, assets, operations, business, employees or otherwise and (ii) each life insurance policy of which the Company or any of its Subsidiaries is the owner or beneficiary. Attached to Section 4.19 of the Disclosure Schedule are true and correct copies of each such insurance policy.

          (b) The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts normally insured against by companies of the same type and in the same line of business. All of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries are in full force and effect; neither the Company nor any of its Subsidiaries is in default thereunder; all claims thereunder have been filed in due and timely fashion; and, except as set forth in Section 4.19(b) of the Disclosure Schedule, all such policies, binders and bonds will remain in full force and effect after the Effective Time, unaffected by the transactions contemplated hereby.

          (c) All insurance policies required by Investors, FHA or VA are in full force and effect.

     4.20  Mortgage Banking Licenses and Qualifications. The Company (to the
           --------------------------------------------
extent applicable) and each of its Subsidiaries engaged in the business of originating or servicing loans (i) is qualified (A) by FHA as a mortgagee and servicer for FHA Loans, (B) by the VA as a lender and servicer for VA Loans, (C) by FNMA and FHLMC as a seller/servicer of first mortgages to FNMA and FHLMC and
(D) by GNMA as an authorized issuer and servicer of GNMA-guaranteed mortgage-backed securities; and (ii) has all other certifications, authorizations, franchises, licenses, permits and other approvals (together with the items set forth in clause (i) above, the "Licenses") necessary to conduct its current mortgage banking business, and is in good standing under all applicable federal, state and local laws and regulations thereunder as a mortgage lender and servicer. Except as set forth in Section 4.20 of the Disclosure Schedule (such
Section 4.20 to be
delivered by the Company to Parent within fifteen (15) days after the date hereof), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will affect the validity of any License, and all such Licenses will remain in full force and effect immediately after the Closing Date and the consummation of the transactions contemplated hereby. The Company and each of its Subsidiaries has complied with all such Licenses, and the Company knows of no threatened suspension, cancellation or invalidation of, or penalties (including fines or refunds) under, any such License. Section 4.20 of the Disclosure Schedule sets forth a true and complete list of all Licenses.

     4.21  Loan Portfolio. The Company has previously delivered to Parent a tape
           --------------
(magnetic media) which sets forth the following true and correct information, as of July 31, 1994 with respect to each Mortgage Loan in the Mortgage Servicing Portfolio as of such date (other than those loans set forth in Section 4.21 of the Disclosure Schedule): (a) the loan number of each such Mortgage Loan, (b) the unpaid principal balance of each such Mortgage Loan, (c) the payment status of each such Mortgage Loan, (d) the monthly principal and interest payment for each such Mortgage Loan, (e) the monthly escrow payment for each such Mortgage Loan, (f) the interest rate of each such Mortgage Loan, and whether such rate is adjustable, and (g) the state in which the property securing each such Mortgage Loan is located. The tape (magnetic media) referred to in the preceding sentence does not include Mortgage Loans closed by correspondents or purchased by the Company or any Company Subsidiary but not yet reflected on the Company's system. All information contained in such tape is true and correct as of such date in all material respects. Each Mortgage Loan is (i) evidenced by a note with such terms as are customary in the business, (ii) duly secured by a mortgage or deed of trust with such terms as are customary in the business and which grants the holder thereof a first priority lien on the subject property (including any improvements thereon), each such mortgage or deed of trust constituting a security interest that has been duly perfected and maintained (or is in the process of perfection in due course) as a first lien subject only to taxes and assessments not yet delinquent as evidenced by a lender's title insurance policy, and is in full force and effect and (iii) accompanied by a hazard insurance policy (and a flood insurance policy where required under the terms of the Flood Disaster Protection Act) covering improvements on the premises subject to such mortgage or deed of trust, with a loss payee clause in favor of the Company or a Subsidiary of the Company or an assignee of the Company or such Subsidiary, such insurance policy covering such risks as are customarily insured against in accordance with industry practice and which are required to be insured against pursuant to Investor requirements. Each of the Company and each applicable Subsidiary of the Company has complied in all material respects with all of its obligations under the insurance policies described in the previous sentence.

     4.22  Enforceability. All Mortgage Loans are genuine, valid and binding
           --------------
obligations of the borrowers thereunder, have been duly executed by a borrower of legal capacity, are enforceable in accordance with their terms (except as enforcement thereof may be limited by (i) bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether applied in a proceeding in equity or at law), (ii) state laws requiring creditors to proceed against the collateral before pursuing the borrower, and (iii) state laws on deficiencies), and conform in all material respects to all applicable Regulations. Neither the operation of any of the terms of any Mortgage Loan, nor the exercise of any right thereunder, has rendered or will render the related mortgage or note unenforceable, in whole or in part, or subject it to any right of rescission, setoff, counterclaim or defense, and, to the best knowledge of the Company, no such right of rescission, setoff, counterclaim or defense has been asserted with respect thereto. The Loan Documents were in compliance with applicable Regulations and Agency, Investor and Insurer requirements upon origination of the underlying Mortgage Loan and are complete in all material respects. All insertions in any Loan Documents were correct when made. All required adjustments for those Mortgage Loans that are adjustable rate Mortgage Loans have been timely and properly made in accordance with the underlying Loan Documents and all such adjustments are recorded accurately and completely in the Loan Documents.

     4.23  Title to Certain Mortgage Loans; Mortgage Servicing Agreements.
           --------------------------------------------------------------
Except as set forth in Section 4.23 of the Disclosure Schedule:

          (a) All Mortgage Loans held in the Company's or any Company Subsidiary's account (whether or not for future sale or delivery to an Investor) are owned by the Company or such Subsidiary free and clear of any Encumbrance, except for any security interest held by the Company's lenders under the Warehouse Lines. Such Mortgage Loans have been duly recorded or submitted for recordation in due course in the appropriate filing office in the name of a Company Subsidiary as mortgagee. Neither the Company nor any Company Subsidiary has, with respect to any such Mortgage Loan, released any security therefor, except upon receipt of reasonable consideration for such release, or accepted prepayment of any such Mortgage Loan which has not been promptly applied to such Mortgage Loan.

          (b) All of the Mortgage Servicing Agreements and the rights created thereunder are owned by the Company or the appropriate Company Subsidiary free and clear of any Encumbrances, including without limitation the right to receive servicing fees, except for any security interests held by the Company's lenders under the Warehouse Lines.

     4.24  No Recourse. Except as set forth in Section 4.24 of the Disclosure
           -----------
Schedule and except with respect to VA No-Bids, neither the Company nor any of its Subsidiaries is a party to: (i) any agreement or arrangement with (or otherwise obligated to) any Person, including an Investor or Insurer, to repurchase from any such Person (or effect any substitution with respect to) any Mortgage Loan, mortgaged property serviced for others, mortgage loan sold by the Company or any of its Subsidiaries with servicing released ("Servicing Released Loans") or mortgage loan the servicing rights with respect to which were sold on a bulk or flow basis by the Company or any of its Subsidiaries ("Servicing Sale Loan") or (ii) any agreement, arrangement or understanding to reimburse, indemnify, effect a substitution, "make whole" or hold harmless any Person or otherwise assume any liability with respect to any Loss suffered or incurred as a result of any default under or the foreclosure or sale of any Mortgage Loan, mortgaged property serviced for others, Servicing Released Loans or Servicing Sale Loans, except with respect to any of the Mortgage Loans, mortgaged property serviced for others, Servicing Released Loans or Servicing Sale Loans, described in clause (i) or (ii) above, insofar as (A) such obligation to repurchase, reimburse, indemnify, substitute, "make whole," hold harmless or otherwise assume liability is (x) based upon a breach by the Company or any of its Subsidiaries of a contractual representation, warranty or undertaking, or the misfeasance or malfeasance of the Company or any such Subsidiary, and not (y) based solely upon the default under or foreclosure or sale of any such Mortgage Loan, mortgaged property, Servicing Released Loan or Servicing Sale Loan without regard to the occurrence of any such breach, misfeasance or malfeasance or (B) the Company or any such Subsidiary incurs expenses such as legal fees in excess of the reimbursement limits, if any, set forth in the applicable Mortgage Servicing Agreement. For purposes of this Agreement, the term "Recourse Loan" means, with the exception of VA No-Bids, any Mortgage Loan, mortgaged property, Servicing Released Loan or Servicing Sale Loans, including those items identified in Section 4.24 of the Disclosure Schedule, under which the Company or any Company Subsidiary bears the risk of loss as described in the preceding sentence.

     4.25  Mortgage Servicing Agreements. Section 4.25 of the Disclosure
           -----------------------------
Schedule contains a list of all Mortgage Servicing Agreements to which the Company or any of its Subsidiaries is a party as of the date hereof. Attached to
Section 4.25 of the Disclosure Schedule are true and complete copies of all written Mortgage Servicing Agreements to which the Company or any of its Subsidiaries is a party as of the date hereof, and Section 4.25 of the Disclosure Schedule contains true and complete summaries of the material terms of all oral Mortgage Servicing Agreements to which the Company or any of its Subsidiaries is a party. The Mortgage Servicing Agreements and the Regulations set forth all the terms and conditions of the Company and any Company Subsidiary's rights against and obligations to the Agencies and Investors and, except as set forth in Section 4.25 of the Disclosure Schedule, there are no written or oral agreements that modify or amend any such Mortgage Servicing Agreement in any material respect. All of the Mortgage Servicing Agreements are valid and binding obligations of the Company or the applicable Company Subsidiary and, to the best knowledge of the Company, all of the other parties thereto, are in full force and effect, and are enforceable in accordance with their terms, except as enforcement thereof may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. Except as set forth in Section 4.25 of the Disclosure Schedule, there is no default or breach under, or dispute regarding the material terms of, or to the best knowledge of the Company, claim of default or breach by any party under any such Mortgage Servicing Agreement, and, to the best knowledge of the Company, no event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by any party under any such Mortgage Servicing Agreement or would permit termination, modification or acceleration of any such Mortgage Servicing Agreement. To the Company's knowledge, no dispute exists with any Investor regarding the nature of their relationship with the Company and its Subsidiaries, the amount of remittances between the parties or any other material term of their agreement. There is no pending or, to the best knowledge of the Company or any of its Subsidiaries that is a party thereto, threatened, cancellation of any Mortgage Servicing Agreement, and neither the Company nor any of its Subsidiaries has received any notice to the effect that any Investor or Agency intends to cease doing business with the Company or any Company Subsidiary. Except as set forth in Section 4.25 of the Disclosure Schedule, no sanctions or penalties have been imposed upon the Company or any Company Subsidiary subsequent to September 30, 1991, and no sanctions or penalties are currently outstanding, under any Mortgage Servicing Agreement or under any applicable Regulation.

     4.26  Compliance with Mortgage Banking Regulations.
           --------------------------------------------

          (a) Except as disclosed in Section 4.26(a) of the Disclosure Schedule, the Company and each of its Subsidiaries engaged in the business of originating or servicing loans and, with respect to each Mortgage Loan, each prior servicer and originator of any such loan, has been and is (including without limitation, with respect to (i) the ownership and operation of its properties and (ii) the documentation, underwriting, origination, purchase, assumption, modification, sale, pooling and servicing of Mortgage Loans by the Company and such Subsidiaries and such prior servicers and originators) in compliance with all Regulations, orders, writs, decrees, injunctions and other requirements of any court or Governmental Entities applicable to it, its properties and assets and its conduct of business (including, without limitation, (x) the rules, regulations and requirements of FHA, VA, FNMA, HUD, FHLMC and GNMA, (y) any applicable local, state or federal law or ordinance, and any regulations or orders issued thereunder, governing or pertaining to fair housing or unlawful discrimination in residential lending (including without limitation anti-redlining, equal credit opportunity, and fair credit reporting), truth-in-lending, real estate settlement procedures, adjustable rate mortgages, adjustable rate mortgage disclosures or consumer credit (including without limitation the federal Consumer Credit Protection Act, the federal Truth-in-Lending

Act and Regulation Z thereunder, the federal Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, and the federal Equal Credit Opportunity Act and Regulation B thereunder) or with respect to the Flood Disaster Protection Act and (z) all applicable usury and interest limitations laws). Without limiting the generality of the foregoing, except as set forth in
Section 4.26(a) of the Disclosure Schedule, each of the Company and each such Company Subsidiary has been and is in compliance in all material respects with all servicer and other requirements of the FHA, VA, FNMA, FHLMC, GNMA, Investors and any Insurer (including, without limitation, any applicable net worth requirements) which are applicable to it, and all applicable underwriting standards of such Agencies, Investors or Insurers, and each correspondent or broker from whom the Company or a Company Subsidiary has purchased FHA Loans or VA Loans had all FHA and VA approvals necessary to enable it to take applications and close FHA Loans and/or VA Loans.

          (b) Except as set forth in Section 4.26(b) of the Disclosure Schedule, the Company and each Company Subsidiary, as the case may be, has timely filed, or will have timely filed by the Effective Time, all reports required to be filed by any Agency, Investor or Insurer or by any federal, state or municipal law, regulation or ordinance. Except as set forth in Section 4.26(b) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has done or failed to do, or has caused to be done or omitted to be done, any act, the effect of which would operate to invalidate or materially impair (i) any approvals of the FHA, VA, FNMA, FHLMC, GNMA, HUD or any Investor,
(ii) any FHA insurance or commitment of the FHA to insure, (iii) any VA guarantee or commitment of the VA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, (viii) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by HUD, GNMA, FNMA, FHA, FHLMC, VA or private mortgage insurers, (ix) any surety or guaranty agreement or (x) any guaranty issued by GNMA to the Company or any Company Subsidiary respecting mortgage-backed securities issued or serviced by the Company or any Company Subsidiary and other like guaranties.

          (c) Except as set forth in Section 4.26(c) of the Disclosure Schedule, since September 30, 1991, no Agency, Investor or Insurer has (y) claimed that the Company or any Company Subsidiary has violated or not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any Company Subsidiary to an Investor or (z) imposed restrictions on the activities (including commitment authority) of the Company or any Company Subsidiary. To the best knowledge of the Company, as of the date of this Agreement, there exist no facts or circumstances which would entitle an Investor or other Person to demand repurchase of a Mortgage Loan, Servicing Released Loan or Servicing Sale Loan or which would entitle an Insurer to demand indemnification from the Company or any Company Subsidiary, to cancel any mortgage insurance held for any such Subsidiary's benefit or to reduce any mortgage insurance benefits payable to the Company or any such Subsidiary, or would lead GNMA to require a letter of credit from the Company or any Company Subsidiary.

     4.27  Custodial Accounts. Each of the Company and its Subsidiaries so
           ------------------
required has full power and authority to maintain escrow accounts ("Custodial Accounts") for certain of the Mortgage Loans, has established Custodial Accounts for all escrow deposits relating to Servicing Rights, and is the lawful fiduciary of all Custodial Accounts related to the Mortgage Loans. Such Custodial Accounts comply in all material respects with (i) all applicable Regulations (including without limitation Regulations governing the appropriate identification of such accounts and the calculation of the amount of the monthly payments for deposit into Custodial Accounts that mortgagors are required to make) and (ii) any terms of the Mortgage Loans (and Mortgage Servicing Agreements) relating thereto, and all such Custodial Accounts have been maintained in all material respects in accordance with usual and customary industry practice. The Custodial Accounts contain the amounts shown in the records of the Company or the appropriate Company Subsidiary, which amounts represent all monies received or advanced by the Company or such Company Subsidiary as required by the applicable Mortgage Servicing Agreements, less amounts remitted by or on behalf of the Company or such Company Subsidiary pursuant to applicable Mortgage Servicing Agreements, except for checks in process. Except as to payments that are past due under the terms of the applicable Loan Documents, all payments of principal and interest due and payable on the Mortgage Loans and all Custodial Account deposits for taxes, assessments, ground rents and fire or hazard insurance have been credited to, and are on deposit in, the appropriate Custodial Accounts. The Custodial Accounts do not have any material funding deficiency. Except as set forth in
Section 4.27 of the Disclosure Schedule, the escrow analysis with respect to each Mortgage Loan has been completed for the most recent required date under applicable Regulations. Notification to the mortgagor of all payment adjustments resulting from such escrow analysis, annual statements of taxes and interest paid by the mortgagor and any other statement required by all applicable Regulations has been mailed by the Company or the appropriate Company Subsidiary or, to the Company's and such Subsidiary's knowledge, by the applicable servicer with respect to Master Serviced Loans. To the extent required by applicable Regulations, funds have been advanced by the Company or the appropriate Company Subsidiary or each servicer, as applicable, to each Custodial Account as necessary to timely make all scheduled escrow disbursements. As of the date of this Agreement, except as required by applicable Regulations, neither the Company nor any Company Subsidiary is required to pay interest on the Custodial Accounts. Subject to and in accordance with the applicable requirements pertaining generally to the type, size or capitalization of depository institutions qualified to hold such balances, of Investors, Insurers,

Agencies or other Governmental Entities having jurisdiction, the Company and each of its Subsidiaries has the right and power to determine the financial institution in which the Custodial Accounts are held.

     4.28  Inquiries. Section 4.28 of the Disclosure Schedule contains a true
           ---------
and correct list of all of the audits, investigations, complaints and inquiries of the Company or any of its Subsidiaries by any Agency, Investor or private mortgage insurer or HUD commenced since September 30, 1991, the result of which audits and investigations claimed a material failure to comply with applicable Regulations and resulted in (i) a repurchase of Mortgage Loans, Servicing Released Loans or related mortgage properties by the Company or any Company Subsidiary, (ii) indemnification by the Company or any Company Subsidiary in connection with Mortgage Loans, Servicing Released Loans or related mortgage properties, (iii) rescission of an insurance or guaranty contract or agreement or (iv) payment of a penalty to an Agency, HUD, an Investor or Insurer. Except for customary ongoing quality control reviews, no such audit or investigation is pending or, to the best knowledge of the Company, threatened. The Company has made available to Parent copies of all written reports, letters and materials received or sent by the Company or a Company Subsidiary in connection with such audits, investigations, complaints and inquiries.

     4.29  Advances. Except as set forth in Section 4.29 of the Disclosure
           --------
Schedule, there are no pooling, participation, servicing or other agreements to which the Company or any of its Subsidiaries is a party which obligate it to make advances with respect to defaulted or delinquent Mortgage Loans, other than as provided in GNMA, FNMA or FHLMC pooling and servicing agreements. Any Advances are valid and subsisting amounts owing to the Company or one of its Subsidiaries, subject to the terms of the applicable Mortgage Servicing Agreement, are carried on the books of the Company at values determined in accordance with GAAP and are not subject to setoffs or claims of the account debtor (other than those already accounted for) arising from acts or omissions of the Company or any of its Subsidiaries nor, to the knowledge of the Company, is any Investor insolvent or otherwise unable to repay any Advance as required by the pertinent Mortgage Servicing Agreement. Section 4.29 of the Disclosure Schedule accurately summarizes the Advances outstanding as of the date hereof. As used herein the term "Advances" shall mean amounts that, as of the Closing Date, have been advanced by the Company or any of its Subsidiaries in connection with servicing Mortgage Loans (including, without limitation, principal, interest, taxes and insurance premiums) and which are required or permitted to be paid by the Company or any of its Subsidiaries as the servicer of Mortgage Loans pursuant to applicable Investor requirements and the terms of the applicable Mortgage Servicing Agreements.

     4.30  Pool Certification. Each Mortgage Loan included in a Pool meets all
           ------------------
eligibility requirements for inclusion in such Pool, in accordance with all applicable standards of eligibility for loan pooling. The Loan Documents for each Mortgage Loan contain or will contain, within the period required by applicable Investor Regulations, all items required by applicable Investor Regulations for the certification of Pools by the appropriate Investor, and such Pools will be in compliance with all applicable Investor requirements and guidelines, within the period required by applicable Investor Regulations. Except as set forth in Section 4.30 of the Disclosure Schedule, all Pools relating to the Mortgage Loans have been or will be, within the period required by applicable Investor Regulations, certified, finally certified and recertified (if required) in accordance with applicable Investor Regulations, and the securities backed by such Pools have been issued on uniform documents, promulgated in the applicable Investor guide without any material deviations therefrom. All Pools relating to the Mortgage Loans are or will be, within the period required by applicable Investor regulations, eligible for recertification by the appropriate custodian, and the Company will be responsible for curing any deficiencies that must be cured in order to obtain such recertification. The principal balance outstanding and owing on the Mortgage Loans in each Pool equals or exceeds the amount owing to the corresponding security holder of such Pool. To the extent that any Pools relating to Mortgage Loans are not eligible for final certification within the period required by applicable Investor regulations, the Company shall promptly take such action as is necessary to cure such deficiency and cause such Pools to be certified. No Mortgage Loan has been bought out of a Pool without approval of the appropriate Investor. Each Mortgage Loan included in a Pool satisfied the requirements of Section 3(a)(41)(A)(i) and (ii) of the Securities Exchange Act of 1934, as amended, so that interests in such Pools constitute "mortgage related securities" under Section 3(a)(41) of such Act.

     4.31  Environmental Protection.
           ------------------------

          (a)  Compliance with Environmental Laws. None of the Company, the
               ----------------------------------
Company's Subsidiaries or, to the best of the Company's knowledge, any Designated Property (as defined in Section 4.31(d) below) is or has been in violation of any federal, state or local law, ordinance or regulation concerning industrial hygiene or environmental conditions, including, but not limited to, soil and groundwater conditions ("Environmental Laws").

          (b)  Reporting Requirement. Neither the Company nor any of the
               ---------------------
Company's Subsidiaries has reported any, or has had knowledge of any circumstances giving rise to any reporting requirement under applicable Environmental Laws as to any, spills or releases of any Hazardous Material with respect to said Designated Properties, nor have the Company or any of its Subsidiaries received any notices of spills or releases of Hazardous Materials with respect thereto.

          (c)  Proceedings. There is no proceeding or investigation pending or,
               -----------
to the best knowledge of the Company, threatened by any Governmental Entity or other person with respect to the presence of

Hazardous Material (as defined in Section 4.31(d) below) on the Designated Properties or the migration thereof from or to other property. Neither the Company nor any of its Subsidiaries has ever been required by any Governmental Entity to treat, cleanup, or otherwise dispose, remove or neutralize any Hazardous Material from or on any Designated Property.

          (d)  Hazardous Materials. To the best of the Company's knowledge,
               -------------------
neither the Company nor any current or former Subsidiary of the Company (no representation is made as to former Subsidiaries for the period of time after they ceased to be Subsidiaries of the Company) has engaged in the generation, use, manufacture, treatment, transportation, storage in tanks or otherwise, or disposal of Hazardous Material on or from any Designated Property. To the best knowledge of the Company, no Person (other than the Company or any current or former Subsidiary of the Company) has engaged in the generation, use, manufacture, treatment, transportation, storage in tanks or otherwise, or disposal of Hazardous Material on or from any Designated Property. To the best of the Company's knowledge, no (i) presence, release, threatened release, discharge, spillage or migration of Hazardous Material, (ii) condition relating to Hazardous Materials that has resulted or could result in any use, ownership or transfer restriction, or (iii) condition of actual or potential nuisance or other condition relating to Hazardous Materials that could give rise to liability has occurred on or from any Designated Property. To the best of the Company's knowledge, no condition exists or has existed that would be reasonably likely to give rise to any suit, claim, action, proceeding or investigation by any Person or Governmental Entity against the Company, any of its Subsidiaries or any Designated Property as a result of or in connection with any (a) of the matters referred to in clause (i), (ii) or (iii) of the immediately preceding sentence, (b) other activities involving Hazardous Material, (c) failure to obtain any required permits or approvals of any Governmental Entity relating to environmental matters, (d) violation of any terms or conditions of such permits, or (e) other violation of applicable Environmental Laws. "Hazardous Material" shall mean any substance, chemical, waste or other material which is listed, defined or identified as hazardous, toxic or dangerous or otherwise regulated under any applicable Environmental Law as of the Closing Date; as well as any petroleum, petroleum product or by-product, crude oil, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel, and "source," "special nuclear," and "by-product" material as defined in the Atomic Energy Act of 1954, 42 U.S.C. (S)(S) 2011 et. seq., provided, however, that the term does
                                         -----------------
not include any substance, chemical, waste or other material contained in common household or residential waste. "Designated Property" shall mean any real property (w) which the Company or any current Subsidiary of the Company now owns or leases or owned or leased at any time prior to the date of this Agreement,
(x) which any former Subsidiary of the Company owned or leased at any time when such former Subsidiary was a Subsidiary of the Company, (y) in which the Company or any current Subsidiary now holds or previously held any security interest, mortgage or other lien or interest or (z) in which any former Subsidiary held a security interest, mortgage or other lien or interest at any time when such former Subsidiary was a Subsidiary of the Company.

          (e)  Condition of Property. To the best of the Company's knowledge,
               ---------------------
there are no substances or conditions in or on the Designated Property which may support a claim or cause of action under RCRA, CERCLA, or any other applicable Environmental Law.

     4.32  Intellectual Property. Section 4.32 of the Disclosure Schedule sets
           ---------------------
forth a list of all trademarks, service marks, trademark and service mark applications, trade names, copyrights and licenses presently owned or held by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has the right to use and continue to use such trademarks, service marks and trade names in the operation of their businesses. Neither the Company nor any of its Subsidiaries has received notice that it is infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has the Company or any of its Subsidiaries used any confidential information or trade secrets owned or otherwise held by any other party, unless a valid license for such use is held by the Company or its Subsidiaries. Except as set forth in Section 4.32 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is engaging, nor has it been charged with engaging, in any kind of unfair or unlawful competition.

     4.33  Servicing Sales. Attached to Section 4.33 of the Company Disclosure
           ---------------
Memorandum are true and correct copies of all agreements between the Company or any of its Subsidiaries and an Investor or other Person with respect to Servicing Released Loans and Servicing Sale Loans. Except as set forth in
Section 4.33 of the Disclosure Schedule, to the best of the Company's knowledge, there is no breach or violation of any representation, warranty, covenant or indemnity for which the Company or any of its Subsidiaries is directly or indirectly liable, made or given to any Investor or other Person in connection with the transfer of any Servicing Released Loan or Servicing Sale Loan to such Investor or other Person. To the best of the Company's knowledge, each material representation and warranty made by the Company or any of its Subsidiaries to any Person with respect to any Servicing Released Loan or Servicing Sale Loan in connection with the sale of such Servicing Released Loan or Servicing Sale Loan was and is accurate and complete in all respects. Each Servicing Released Loan and Servicing Sale Loan complied, at the time of sale, in all material respects with all Regulations.

     4.34  Physical Damage. Except as set forth in Section 4.34 of the
           ---------------
Disclosure Schedule, there exists no physical damage to the Collateral or any REO from fire, flood, windstorm, earthquake, tornado, hurricane or any other similar casualty, which physical damage is not adequately insured against and would cause any Mortgage Loan to become delinquent or materially adversely affect the value or marketability of any Mortgage Loan, Servicing Right, REO or Collateral.

     4.35  Payment of Taxes, Insurance Premiums. Except as set forth in Section
           ------------------------------------
4.35 of the Disclosure Schedule, the responsibilities of the Company, its Subsidiaries and all prior servicers and originators of the Mortgage Loans with respect to all applicable Taxes (including any tax reporting for any period ending prior to the Closing), special assessments, ground rents, flood insurance premiums, hazard insurance premiums and mortgage insurance premiums that are related to the Mortgage Loans and REO have been met.

     4.36  Tax Identification. Except as set forth in Section 4.36 of the
           ------------------
Disclosure Schedule, all tax identifications contained in the Loan Documents are correct and complete in all respects, and property descriptions contained in any Loan Document are legally sufficient.

     4.37  Payoff. Except as set forth in Section 4.37 of the Disclosure
           ------
Schedule, all payoff and assumption statements with respect to each Mortgage Loan provided by the Company or any of its Subsidiaries to borrowers or their agents were, at the time they were provided, complete and accurate. All such documents provided by the Company or its Subsidiary, as the case may be, were delivered, and any reconveyances were processed, in a manner and within the timeframes prescribed by applicable Regulations and Loan Documents.

     4.38  Marketability of Mortgage Loans. Except as set forth in Section 4.38
           -------------------------------
of the Disclosure Schedule, each Mortgage Loan owned by the Company or any of its Subsidiaries is either a Mortgage Loan which is or is eligible to be an FHA Loan or a VA Loan or which is or is eligible to be sold to FNMA or FHLMC, or is or will be in compliance with secondary mortgage market standards and salable in the ordinary course of business.

     4.39  Labor and Employment Matters. Except to the extent set forth in
           ----------------------------
Section 4.39 of the Disclosure Schedule:

          (a) The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable laws of the United States or of any state respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act ("IRCA"), the Worker Adjustment and Retraining Notification Act ("WARN"), any laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice;

          (b) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the Company, threatened against or directly affecting the Company or any of its Subsidiaries;

          (c) no union representation question or union organizational activity exists respecting the employees of the Company or any of its Subsidiaries;

          (d) no collective bargaining agreement exists which is binding on the Company or any of its Subsidiaries nor has the Company or any of its Subsidiaries been a party to any collective bargaining agreement within the last ten (10) years;

          (e) neither the Company nor any of its Subsidiaries is [materially] delinquent in payments to any of its officers, directors, employees or agents for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such officers, directors, employees or agents; and

          (f) in the event of termination of the employment of any of said officers, directors, employees or agents for any reason, neither the Surviving Company, any of its Subsidiaries, nor Parent will, pursuant to any agreement or by reason of anything done prior to the Closing Date by the Company or any of its Subsidiaries or predecessors, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other benefits or similar payments, including without limitation, postemployment health care (other than pursuant to COBRA) or insurance benefits.

          (g) Except as listed in Section 4.39 of the Disclosure Schedule, all officers, directors, employees and consultants of the Company and its Subsidiaries are employed at will.

     4.40  Questionable Transactions.  To the best knowledge of the Company, no
           -------------------------
officer, director, employee, agent or other representative of the Company or any of its Subsidiaries or any person acting on their behalf has made, directly or indirectly, any bribes, kickbacks, or political contributions with the Company or its Subsidiaries' funds, payments from the Company's or its Subsidiaries' funds not recorded on the Company's or its Subsidiaries' books and records, payments from the Company or its Subsidiaries' funds to governmental officials in their individual capacities or illegal payments from the Company or its Subsidiaries' funds to obtain or retain business either within the United States or abroad.

     4.41  Affiliated Party Transactions. Except as set forth in Section 4.41 of
           -----------------------------
the Disclosure Schedule, no officer, director or, to the best knowledge of the Company, employee of the Company or any of its Subsidiaries or holder of more than 5% of the Company Common Stock known to the Company, or any of their respective family members or Affiliates (i) has any ownership interest directly or indirectly, in any competitor, supplier or customer of the Company or any of its Subsidiaries; (ii) has any outstanding loan or other extension of credit to or from the Company or any of its Subsidiaries; (iii) is a party to, or has any interest in, any contract or agreement with the Company or any of its Subsidiaries; or (iv) has engaged in any transaction with the Company or any of its Subsidiaries. Attached to Section
4.41 of the Disclosure Schedule are true and correct copies of each such written agreement described in clauses (ii) through (iv) of the preceding sentence.

     4.42  Supplements and Amendments. All information delivered to the Parent
           --------------------------
as part of the Disclosure Schedule or any supplement or amendment thereof pursuant to Section 7.11 is or will be true and correct as of the date when delivered.


                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF PARENT
                   ----------------------------------------

     Parent hereby represents and warrants to the Company as follows:

     5.1  Corporate Organization. (a) Parent is a corporation duly organized,
          ----------------------
validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and could not reasonably be expected to have a Material Adverse Effect on Parent. Parent is duly registered as a bank holding company under the BHC Act. The Certificate of Incorporation and By-Laws of Parent, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

          (b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

          (c) BAFSB is a federal savings bank duly organized and in good standing under the laws of the United States.

          (d) The certificate of incorporation and by-laws of Merger Sub, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     5.2  Capitalization. The authorized capital stock of Parent consists of
          --------------
700,000,000 shares of Parent Common Stock and 70,000,000 shares of preferred stock ("Parent Preferred Stock"). At the close of business on September 1, 1994, there were 369,784,606 shares of Parent Common Stock and 50,185,457 shares of Parent Preferred Stock issued and outstanding, and 688,379 shares of Parent Common Stock held in Parent's treasury. All of the issued and outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share ("Merger Sub Common Stock"), 100 of which are issued and outstanding and owned by BAFSB free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

     5.3  Authority; No Violation. (a) Parent has full corporate power and
          -----------------------
authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors' rights and remedies generally.

          (b) Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Merger Sub. This Agreement has been approved by BAFSB as the sole stockholder of Merger Sub, and by the Board of Directors of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

          (c) BAFSB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of BAFSB, and no other corporate proceedings on the part of BAFSB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by BAFSB and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of BAFSB, enforceable against BAFSB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

          (d) Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent, BAFSB or Merger Sub of the transactions contemplated hereby, nor compliance by Parent, BAFSB or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of Parent or the Certificate of Incorporation, By-Laws or other governing documents of any of its Subsidiaries (including without limitation BAFSB and Merger Sub) or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on Parent.

     5.4  Consents and Approvals. Except for (i) the filing of applications and
          ----------------------
notices, as applicable, with the Federal Reserve Board under the BHC Act and the FRA and approval of such applications and notices, (ii) the filing of applications and notices, as applicable, with the OTS under the HOLA and approval of such applications (including any required in connection with the delivery by BAFSB of shares of Parent Common Stock pursuant to Articles II and III hereof), (iii) the State Banking Approvals, (iv) the filing with the SEC of the Proxy Statement and the S-4, (v) the filing of the Certificate of Merger with the Department, (vi) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, and (vii) the approval of each of FNMA, FHLMC, GNMA, FHA, HUD and VA and any applicable State Agency, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by Parent, BAFSB and Merger Sub of this Agreement or the consummation by Parent, BAFSB and Merger Sub of the Merger and the other transactions contemplated hereby, except for such third party consents the failure of which to obtain could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or materially delay the consummation of the transactions contemplated hereby.

     5.5 Financial Statements. Parent has previously made available to the
         --------------------
Company copies of (a) the consolidated balance sheets of Parent and its Subsidiaries as of December 31 for the fiscal years 1992 and 1993 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1991 through 1993, inclusive, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and (b) the unaudited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 1994 and June 30, 1993 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods then ended as reported in Parent's Quarterly Report on Form 10-Q for the period ended June 30, 1994 filed with the SEC under the Exchange Act. The December 31, 1993 consolidated balance sheet of Parent (including the related notes, where applicable) fairly presents the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.5 (including the related notes, where applicable) fairly present and the financial statements referred to in Section 7.2(d) hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 7.2(d) hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 7.2(d) hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10Q.

     5.6  Broker's Fees. Neither Parent, Merger Sub nor any Parent Subsidiary,
          -------------
nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a financial advisory service fee to Salomon Brothers Inc.

     5.7  Absence of Certain Changes or Events. Except as disclosed in any
          ------------------------------------
Parent Report filed prior to the date of this Agreement, since June 30, 1994, there has been no change in the business of Parent or any of its Subsidiaries, or any occurrence, development or event of any nature, which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     5.8  Legal Proceedings. As of the date hereof, there is no suit, action or
          -----------------
proceeding pending or, to the knowledge of Parent, threatened, against or affecting Parent or any of its Subsidiaries which is required to be disclosed by Parent in any Parent Report pursuant to Item 103 of Regulation S-K of the SEC, which has not been so disclosed.

     5.9  SEC Reports. Since January 1, 1992, no report, final registration
          -----------
statement or definitive proxy statement filed by the Parent with the SEC under the Securities Act or the Exchange Act (the "Parent Reports") and no communications mailed by Parent to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     5.10  Parent Information. The information relating to Parent and its
           ------------------
Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

     5.11  Ownership of Company Common Stock; Affiliates and Associates.
           ------------------------------------------------------------

          (a) Other than pursuant to the Kaufman Agreements, neither Parent nor any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than shares of Company Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and other than any shares of Company Common Stock held by Parent or any of its Subsidiaries in respect of a debt previously contracted); and

          (b) Other than pursuant to the Kaufman Agreements, neither Parent nor any of its Subsidiaries is an "affiliate" (as such term is defined in Section 912(a)(1) of the NYBCL) or an "associate" (as such term is defined in Section 912(a)(3) of the NYBCL) of the Company.



                                  ARTICLE VI

                  COVENANTS RELATING TO CONDUCT OF BUSINESS
                  -----------------------------------------

     6.1  Covenants of the Company. During the period from the date of this
          ------------------------
Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. The Company will use its best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself and Parent the present services of the employees of the Company and its Subsidiaries and (z) preserve for itself and Parent the goodwill of the customers of the Company and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in the Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

          (a) solely in the case of the Company, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

          (b) (i) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to the Company Option Plans to the extent outstanding and in existence on the date of this Agreement and listed in Section 4.2 of the Disclosure Schedule, or (ii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any Company Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Company Subsidiary;

          (c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Company Common Stock pursuant to stock options granted pursuant to the Company Option Plans prior to the date of this Agreement and listed in Section 4.2 of the Disclosure Schedule, in each case in accordance with their present terms;

          (d) amend its Certificate of Incorporation, By-Laws or other similar governing documents;

          (e) authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its Subsidiaries to directly or indirectly solicit, initiate or encourage or take any other action to facilitate any inquiries relating to, or the making of any proposal which constitutes, or which may reasonably be expected to lead to, a "takeover proposal" (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors of the Company as reasonably determined by the Board of Directors after consultation with the Company's outside nationally recognized counsel, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide any third party with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that the Company may communicate the
                   -----------------
factual aspects of any such takeover proposal to its stockholders if, in the reasonable judgment of the Company's Board of Directors after consultation with the Company's outside national recognized counsel, such communication is required under applicable law. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary of the Company other than the transactions contemplated or permitted by this Agreement;

          (f) make any capital expenditures other than expenditures of $50,000 per occurrence and $250,000 in the aggregate in the ordinary course of business or as necessary to maintain existing assets in good repair;

          (g) other than the construction/permanent loan program recently initiated by Mortgage Bank, enter into any new line of business;

          (h) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business, which would be material, individually or in the aggregate, to the Company;

          (i) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

          (j) change its methods of accounting in effect at May 31, 1994, except as required by mandatory changes in GAAP as concurred in by the Company's independent auditors;

          (k) (i) except as required by applicable law or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees or (ii) except for normal periodic increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the rate of compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date of this Agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares) or (iii) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such party of compensation, severance or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement; or (iv) enter into any employment, consulting, non-competition, retirement, parachute or indemnification agreement with any officer, director, employee or agent of the company or any of its Subsidiaries;

          (l) except as required by applicable law, take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as a tax free reorganization under Section 368 of the Code or from being accounted for as a pooling of interests under Opinion No. 16 of the Accounting Principles Board;

          (m) other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, or grant any mortgage or security interest in, or make any pledge of, or permit any lien or encumbrance to be placed on, any of its assets, properties or other rights or agreements; provided, however, that nothing contained herein shall permit the
            --------  -------
Company or any of its Subsidiaries to sell or acquire Servicing Rights (other than the acquisition of Servicing Rights in connection with the origination of mortgage loans) or to sell any Mortgage Loan on a servicing released basis; provided further that notwithstanding anything contained in this Section 6.1,
- ----------------
the Company and its Subsidiaries may, without Parent's consent, (i) sell Investment Loans and (ii) sell Servicing Rights or Mortgage Loans on a servicing released basis to Investors on a "flow" basis in the ordinary course of business under Investor Agreements existing as of the date hereof, provided that the
                                                          -------- ----
Company shall and shall cause its Subsidiaries to first offer Parent the right to buy such "flow" Servicing Rights or Mortgage Loans and shall cause its Subsidiaries to, sell such Servicing Rights or Mortgage Loans to Parent if Parent offers comparable or better terms than those offered by other prospective purchasers.

          (n) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

          (o) commit any act or omission which constitutes a material breach or default by the Company or any of its Subsidiaries under any Company Contract;

          (p) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any Company Contract except that the Company may renew contracts, agreements, leases or licenses in the ordinary course of business;

          (q) fail to pay and discharge any of its obligations, bills or other liabilities as they become due, except to the extent that any such party is disputing the amounts thereof in good faith; or

          (r) except in response to competitive conditions in order to preserve the value of its franchise or in compliance with Regulations, materially alter or vary its methods or policies of (i) underwriting, pricing, originating, warehousing, selling or servicing, or buying or selling rights to service, mortgage loans, (ii) hedging (which term includes buying futures and forward commitments from financial institutions) its mortgage loan positions or commitments, and (iii) obtaining financing and credit;

          (s) terminate any Mortgage Servicing Agreement, except for Mortgage Servicing Agreements to which an Agency is not a party involving Mortgage Loans in the aggregate not to exceed $50,000,000, that are terminated in the ordinary course of business;

          (t) enter into any Mortgage Servicing Agreement with respect to a Recourse Loan;

          (u) cancel any indebtedness or waive or compromise any rights having a value to the Company or any of its Subsidiaries of $10,000 or more, other than in the ordinary course of business;

          (v) terminate, cancel or amend any insurance coverage maintained by the Company or any of its Subsidiaries with respect to any assets of the Company or any of its Subsidiaries which is not replaced by an adequate amount of insurance coverage;

          (w) settle pending or threatened litigation in an amount, for any individual matter, exceeding $25,000;

          (x) enter into any new mandatory Investor Commitments, except in amounts and on terms consistent with past practices;

          (y) enter into any Investor Commitment with any Person that is not an Investor as of the date of this Agreement, other than Parent, any of its Affiliates, D&N Bank, FSB, The Green Point Savings Bank, The Roslyn Savings Bank, European American Bank, Barclays Bank, America Mortgage Corp., Commercial Federal Mortgage Corporation, Sovereign Bank, FSB, and Flushing Savings Bank, FSB;

          (z) enter into any forward commitment with GNMA which will extend beyond the Closing Date without Parent's consent as to the amount of such commitment based on consultation between Parent and the Company with respect to the appropriate level of commitments to cover the projected level of Mortgage Loan originations and pipeline loans based on the business plans of the parties;

          (aa) agree to do any of the foregoing.

     6.2  Covenants of Parent.  During the period from the date of this
          -------------------
Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries to, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in a violation of any provision of this Agreement except, in every case, as may be required by applicable law.

                                  ARTICLE VII

                            ADDITIONAL AGREEMENTS
                            ---------------------

     7.1  Regulatory Matters.  (a) The Company and Parent shall promptly prepare
          ------------------
and file with the SEC the Proxy Statement, and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail the Proxy Statement to its stockholders. Parent shall also use reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

          (b) Promptly following the execution of this Agreement, Parent shall use all reasonable efforts to file and obtain the filings and approvals identified in clauses (i), (ii), (iii)(with respect to Parent), (vi) and (vii) of Section 5.4 and all consents required from Agencies in connection with the transactions contemplated hereby.

          (c) Promptly following the execution of this Agreement, the Company shall use all reasonable efforts to file and obtain the filings and approvals identified in Section 4.4 hereof (other than those identified in Section 7.1(b) above and the State Banking Approvals), and to obtain (i) such other consents required from any Investor or other Person (other than an Agency) to avoid a breach of, default under, or right of termination of any Mortgage Servicing Agreement as a result of the consummation of the transactions contemplated hereby, in form and substance reasonably satisfactory to Parent; and (ii) all other consents, approvals, waivers and other actions required from any Person in connection with any Company Contracts or otherwise as a result of the consummation of the transactions contemplated hereby, in form and substance reasonably satisfactory to Parent.

          (d) The parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare, execute and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

          (e) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

     7.2  Access to Information.
          ---------------------

          (a) During the period from the date hereof to the Effective Time, the Company and its Subsidiaries shall authorize and permit Parent and its representatives, accountants and counsel to have full and complete access to all of the properties, books, records, operating reports, audit reports, customer accounts and records, any reports of Governmental Entities and responses thereto, operating instructions and procedures (and all correspondence with Governmental Entities), Tax Returns, Tax settlement letters, financial statements and other financial information (including the work papers, information pertaining to passed adjustments and other information supporting such work papers used to audit the Financial Statements) and all other information with respect to the business, affairs, financial condition, assets and liabilities of the Company and its Subsidiaries, as Parent may from time to time request, to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of the Company and its Subsidiaries, with such third persons, including, without limitation, their directors, officers, employees, agents, accountants, attorneys, customers and creditors, as Parent considers necessary or appropriate for the purposes of familiarizing itself with the assets, liabilities, Mortgage Loans and business and operations of the Company and its Subsidiaries, determining compliance with any of the representations, warranties and covenants of the Company set forth herein (including Section 7.16 hereof), and obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement. In connection with such examination and access, Parent agrees to observe any confidentiality agreements known to it between the Company or its Subsidiaries and third parties related to such information. Parent shall also be authorized and permitted with the written consent of the Company, which will not be unreasonably withheld, to meet with the employees of the Company or any of its Subsidiaries. The information and access contemplated by this Section 7.2 shall be provided during normal business hours, upon reasonable written or oral notice and in such manner as will not unreasonably interfere with the conduct of the Company's or its Subsidiaries' businesses. Parent will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated March 14, 1994, between Parent and the Company.

          (b) For purposes of Parent's investigation pursuant to this Section 7.2, the Company and its Subsidiaries shall use their reasonable efforts to cause any service bureau, accountant, loan correspondent, third party servicer or other third party under contract to any of them to furnish, to Parent, and to its authorized representatives, full access to such party's premises and all of its books, records and properties, including, without limitation, all loan, investment, regulatory, financial, accounting, real estate, tax and property records and files relating to the operations of the Company and its Subsidiaries including, without limitation, all files, computer records and customer information necessary for the conversion after the Closing Date of all accounts, products and operating systems of the Company and its Subsidiaries to such systems as Parent may designate. The Company and its Subsidiaries shall use their reasonable efforts to cause any service bureau, accountant, third party servicer or other third party to provide adequate space and facilities and the cooperation of its personnel, including, without limitation, copying facilities, to the end that such examination shall be completed expeditiously, completely and accurately. The Company and its Subsidiaries shall, upon request, provide Parent, and its authorized representatives, with reasonable access to any and all real and personal properties securing the Mortgage Loans, to the extent legally permissible. Any such investigation or examination pursuant to this
Section 7.2, shall be at Parent's expense. Without limiting any of the foregoing, Parent and its authorized representatives, shall be specifically entitled to conduct (and the Company and its Subsidiaries shall use their reasonable efforts to enable them to conduct) tests of any matters as they deem appropriate, including environmental reviews, investigation and testing as to the presence of Hazardous Materials in or on any property leased by the Company or its Subsidiaries, or any property that secures any Mortgage Loan, subject in each case to restrictions under applicable law.

          (c) During the period from the date hereof through the Effective Time, the Company shall furnish to Parent (i) all reports filed by the Company or any Subsidiary thereof with the SEC pursuant to the Securities Act or the Exchange Act or any Governmental Entity promptly upon the filing thereof, (ii) a copy of each federal income tax return filed by the Company or any Subsidiary with the IRS and each state income tax or franchise tax return filed by the Company or any Subsidiary with any state taxing authority and (iii) monthly and other interim financial statements in the form prepared by the Company for its internal use.

          (d) During the period from the date hereof to the Effective Time, Parent will afford the Company, and its accountants, counsel and other representatives, reasonable access during normal business hours, to the properties, books, contracts, tax returns, commitments and records of Parent and its Subsidiaries and will furnish to the Company such information with respect to the assets and business of Parent and its Subsidiaries as the Company may from time to time reasonably request in connection with this Agreement and the transactions contemplated hereby. During the period from the date hereof through the Effective Time, Parent shall furnish to the Company copies of all Parent Reports promptly following the filing thereof.

          (e) Notwithstanding the foregoing provisions of this Section 7.2, neither party shall be required to grant access or furnish information to the other party to the extent that such access or the furnishing of such information is prohibited by law. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation.

          (f) All information furnished by Parent to the Company or its representatives pursuant hereto shall be treated as the sole property of Parent and, if the Merger shall not occur, the Company and its representatives shall return to Parent all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Company shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Company's possession prior to the disclosure thereof by Parent; (y) was then generally known to the public; or (z) was disclosed to the Company by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. The Company shall give Parent prompt notice prior to making any such disclosure so that the Parent may seek a protective order or other appropriate remedy prior to such disclosure. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Company is nonetheless, in the opinion of its counsel, compelled to disclose information concerning Parent to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Company may disclose such information to such tribunal or governmental body or agency without liability hereunder.

     7.3  Stockholder Meeting.  The Company shall take all steps necessary to
          -------------------
duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement. The Company will, through its Board of Directors, except to the extent legally required for the discharge of the fiduciary duties of such board as reasonably determined by the Board after consultation with the Company's outside nationally recognized counsel, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement, and shall use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such stockholder approvals. The Company and Parent shall coordinate and cooperate with respect to the foregoing matters.

     7.4  Legal Conditions to Merger.  Subject to the terms and conditions of
          --------------------------
this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement including, without limitation, using their respective reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and to cause any of the conditions to closing hereunder which are to be satisfied by such party to be so satisfied, and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is necessary or advisable to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. The Company, upon request, shall deliver to Parent such appropriate certifications or opinions by the Company's officers or counsel as Parent shall reasonably request under the circumstances.

     7.5  Listing of Shares.  Parent shall use reasonable efforts to cause the
          -----------------
shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     7.6  Affiliates.  At least 40 days prior to the Closing Date, the Company
          ----------
shall deliver to Parent a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use all reasonable efforts to cause each person named in the letter delivered by it to deliver to Parent prior to the Closing Date a written "Affiliates" agreement, in the form attached hereto as Exhibit 7.6.

     7.7  Amendments to Benefit Plans.  The Company shall, and shall cause each
          ---------------------------
of its Subsidiaries to, execute and deliver such instruments and take such other actions as Parent may reasonably require in order to cause the amendment or termination of the Plans listed on Section 4.10 of the Disclosure Schedule on terms satisfactory to Parent and effective as of the Effective Time. In addition, the Company agrees to amend each of its Plans which are intended to qualify under Section 401(a) of the Code prior to the Effective Time (and on a retroactive basis when required) to meet all of the requirements under the Code applicable to such plans as of the Effective Time. The Company agrees to permit Parent to review, upon request, such amendments prior to adoption.

Following the Effective Time, the Surviving Corporation shall have the same legal rights and obligations, which Parent shall cause the Surviving Corporation to honor and shall cause the Company or any successor thereto to honor subject to the terms thereof, as the Company and its Subsidiaries arising under all employment, severance and other compensation agreements and arrangements existing prior to the execution of the Agreement, which are between the Company or one of its Subsidiaries and any director, officer or employee thereof and which have been disclosed in the Disclosure Schedule. During the 12 months following the Closing Date, Parent shall cause the Surviving Corporation to provide severance to the employees, as of the Effective Time, of the Company and its Subsidiaries in amounts no less than the amounts that would be payable under Parent's then current severance program, as may be in effect from time to time (with such employees receiving credit for years of service with the Company and its Subsidiaries).

     7.8  Benefit Plans.  The Company's employee benefit plans will remain in
          -------------
effect temporarily after the Effective Time. As soon as practicable after the Effective Time, the Company's employee benefit plans will be discontinued or merged into Parent plans and employees of the Company shall become eligible for the employee benefit plans of Parent on the same terms as such plans and benefits are generally offered from time to time to employees of Parent and its Subsidiaries in comparable positions with Parent and its Subsidiaries. Such employees shall be credited for the years of service with the Company and its affiliates under the employee benefit plans to be provided by Parent to such employees, to the same extent such service was recognized for similar plans of the Company. However, with respect to any pension benefit plan of Parent, such service will be counted only for purposes of vesting, eligibility for participation and early retirement and the rate of prospective benefit accrual.

     7.9  Indemnification.
          ---------------

          (a) For six years after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (each, an "Indemnified Party") after the Effective Time against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent then permitted under New York law and by the Company's charter and by-laws as in effect on the date hereof; provided, however, that any rights to indemnification
                           --------  -------
in respect of any claims asserted or made within such six-year period shall continue until the final disposition of such claim.

          (b) In the event Parent, Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any

Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent and Surviving Corporation assume the obligations set forth in this Section 7.9.

          (c) Subject to the provisions of Section 7.13 hereof, the Company may obtain, at its option, a tail policy for directors' and officers' liability insurance with respect to claims arising out of actions or omissions occurring at or prior to the Effective Time.

          (d) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     7.10  Additional Agreements.  In case at any time after the Effective Time
           ---------------------
any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation or BAFSB with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or any of the Company's Subsidiaries as contemplated hereby, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent. The Company agrees to, and to cause its Subsidiaries to, cooperate with Parent in order to consummate the Liquidation, and to take such actions and prepare and execute such documentation to be effective as of the Closing Date, as necessary or appropriate to vest in BAFSB good and valid title to the assets, Contracts and leasehold interests of the Company and its Subsidiaries so transferred (including, without limitation, assignment and assumption agreements and estoppel certificates from the Company's and its Subsidiaries' lessors and sublessor in form and substance reasonably satisfactory to Parent) and executed endorsements of notes and assignments of real property security interests in recordable form or otherwise to consummate the Liquidation or as directed by Parent to consummate the Liquidation.

     7.11  Advice of Changes.  Parent and the Company shall promptly advise the
           -----------------
other party of any change, occurrence or event which has had, or could reasonably be expected to have, a Material Adverse Effect on the Parent or the Company, respectively, or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. The Company will promptly notify Parent of any material change in the normal course of business or in the operation of the properties of the Company or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving the Company or any of its Subsidiaries, and will keep Parent fully informed of such events. From time to time prior to the Effective Time (including on the dates five (5) NYSE Trading Days prior to the Valuation Date and the Closing Date), the Company will promptly supplement or amend the Disclosure Schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 8.2(a) hereof, or the compliance by the Company with the covenants set forth herein.

     7.12  ANCMC Sale.  The Company shall use its reasonable efforts to enter
           ----------
into an agreement, on or before the Valuation Date, to sell, prior to the Effective Time, all of the outstanding shares of capital stock of ANCMC to a third party other than any of the Company's Subsidiaries, for a fixed price in cash. Such sale shall be accomplished by means of a public announcement immediately upon execution of this Agreement that the Company intends to sell ANCMC in connection with the transactions contemplated hereby, and the solicitation of bids from interested purchasers in an "auction"-type transaction. The Company shall sell ANCMC prior to the Effective Time to the party offering the highest cash price; provided that before any sale of ANCMC is consummated the Company shall have received an opinion of a nationally recognized investment banking firm as to the fairness from a financial point of view of the sales price to the Company and its stockholders, in form and substance reasonably acceptable to Parent. Ivan Kaufman will be allowed to submit a bid in the auction under the terms of this Section 7.12. The compensation arrangement for the investment banking firm rendering the fairness opinion shall not be contingent upon the consummation of the sale of the ANCMC stock. The terms of any such sale shall have been approved by a majority of the Company's independent directors and shall not impose any obligations on Parent or BAFSB, or any obligations on the Surviving Corporation or its Subsidiaries following the Effective Time. In connection with such sale, the Company shall, effective as of the time of the sale, (i) terminate any agreements between the Company or any of its Subsidiaries (other than ANCMC) and any third party that impose any obligation on the Surviving Corporation or its Subsidiaries with respect to the past or future operations of ANCMC (including any agreement with respect to providing, maintaining or guarantying the net worth of ANCMC) and
(ii) amend the employment agreement between ANCMC and Michael Lucash to eliminate any obligation of the Surviving Corporation to issue shares to Michael Lucash upon exercise of his option under that agreement, in each case without penalty or other charge to the Company or any of its Subsidiaries (other than ANCMC).

     7.13  Valuation Date Accruals.
           -----------------------
          (a) The Company shall accrue (to the extent not previously accrued) on its books and records effective not later than the Valuation Date the estimated amount of all expenses incurred or to be incurred by the Company or its subsidiaries in connection with the proposed sale of the Company and the transactions contemplated hereby (other than those described in Section 7.13(b)), including officers' and directors' insurance premiums, any costs related to general reductions in force and severance arrangements, in each case in connection with the consummation of the transactions contemplated hereby; provided, however, that nothing contained in
                                  --------  -------
this Agreement shall be deemed to require the Company to (x) effect any change in its operations, or any reduction in its workforce, in anticipation of BAFSB's or the Surviving Corporation's business plan following the consummation of the transactions contemplated hereby or (y) make any accruals on the Valuation Date Balance Sheet to reflect any of the matters described in clause (x) above; provided, further, however, that notwithstanding anything to the contrary
- --------  -------  -------
contained herein, the Company may pay or agree to pay, up to an aggregate amount of $2.0 million in bonus payments (to persons disclosed to Parent prior to Closing) provided that the full amount of such payments are accrued on its books and records effective not later than the Valuation Date. All such amounts shall be accrued on the Valuation Date Balance Sheet in accordance with GAAP consistent with the accounting principles used in preparation of the Balance Sheet, as if the related expenses had been incurred prior to or on the Valuation Date.

          (b) At least three NYSE trading days prior to the Valuation Date, all attorneys, accountants, investment bankers and other advisors and agents for the Company and its Subsidiaries, including, without limitation, Kenneth Leventhal & Company, Skadden, Arps, Slate, Meagher & Flom, and Goldman, shall have submitted to the Company estimates of their fees and expenses for all services rendered in any respect in connection with the transactions contemplated hereby to the extent not already accrued and paid. Based on such summary the Company shall accrue for purposes of Adjusted Equity, and shall cause its Subsidiaries to accrue, effective not later than the Valuation Date, the amount of such fees and expenses as calculated above, and shall cause all such advisors to release Parent and the Surviving Corporation from liability for any such fees and expenses in excess of such estimates; provided, however, that the terms of any
                                      --------  -------
such release from the Company's attorneys or accountants may provide that such parties may provide additional services to the Company, and receive additional fees from the Company for the rendering of such services, if material disputes arise concerning the Closing Adjustment Documents or the terms of this Agreement (including, without limitation, any dispute concerning the satisfaction of the conditions set forth in Article VIII hereof); provided further, however, that
                                              -------- -------  -------
the amount of fees and expenses payable by the Company and its Subsidiaries for such additional services shall be fully reflected in the final Post Valuation Date Adjustment Document and be included in the Post Valuation Date Adjustment.

     7.14  Termination of Affiliate Relationships.  Prior to the Valuation Date,
           --------------------------------------
the Company and its Subsidiaries shall terminate all affiliated party transactions and arrangements listed on Section 7.14 of the Disclosure Schedule in such manner that the Surviving Corporation and its Subsidiaries shall have no obligations thereunder which shall survive the Effective Time. Any costs associated with such termination shall be accrued on the Company's books and records effective as of the Valuation Date.

     7.15  Certain Accounting Adjustments.  If requested by Parent, the Company
           ------------------------------
shall, to the extent consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform the Company's accounting and credit loss reserve practices and methods to those of Parent (as such practices and methods are to be applied from and after the Closing Date) and reflect Parent's plans with respect to the conduct of the Company's business following the Merger; provided, however, that the Company shall not be required to take such
        --------  -------
action unless (A) Parent, BAFSB and Merger Sub agree in writing that all conditions to their obligation to consummate the Merger set forth in Article VIII hereof have been satisfied or waived; and (B) the Company shall have received a written waiver by Parent, BAFSB and Merger Sub of their rights to terminate this Agreement, and (C) all of the conditions to the Company's obligation to consummate the Merger shall have been satisfied. Notwithstanding anything to the contrary contained in this Agreement, no accrual or reserve made by the Company or any Company Subsidiary pursuant to this Section 7.15, or any other effect on the Company and its Subsidiaries resulting from the Company's compliance with this Section 7.15, shall (I) constitute or be deemed to be a breach or violation of, or failure to satisfy, any representation, warranty, covenant, condition or other provisions of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred or (II) have any bearing on the amount of the Final Merger Price, the Final Per Share Merger Price or the calculation of Adjusted Equity.

     7.16  Operational Matters.  The Company shall take any and all necessary or
           -------------------
appropriate actions such that, on the Valuation Date: (i) all accounts of the Company and its Subsidiaries, including all clearing, disbursement, replacement check and escrow funding accounts, and Investor and Custodial Accounts shall be reconciled and any uncleared or uncorrected shortages shall be accrued on the Company's books and records in accordance with the Regulations (in all cases as of the first day of the month preceding the month in which the Valuation Date occurs); (ii) all foreclosure and escrow Advances with respect to Warehouse Loans and Investment Loans which are past due 180 days or more and REO shall be expensed on the Company's books and records; (iii) not more than thirty-four
(34) GNMA Pools shall lack final certification from the GNMA for more than sixteen (16) months from the date of issuance of the Pool, not more than nineteen (19) GNMA Pools shall lack such certification for more than eighteen
(18) months from the date of issuance of the Pool, and not more than twenty-eight (28) GNMA Pools shall lack such certification for more than seventeen (17) months from the date of issuance of the Pool; (iv) it shall have reconciled the borrower tax records of the Company to the tax records of Transamerica

Tax Service; (v) the aggregate principal balance of Mortgage Loans which are missing one or more Trailer Documents which are not Permitted Trailer Documents shall not exceed $500,000,000; (vi) the Company shall have implemented all recommendations as to operational and compliance improvements requested by Parent in writing prior to the date of this Agreement; (vii) the Company shall have instituted an automated system for "forced placing" homeowners insurance; and (viii) the Company shall have accrued in full on its books and records all amounts payable by the Company and its Subsidiaries at any time to Herman Held pursuant to the letter agreement between Mortgage Bank and Herman Held dated February 5, 1992. Subject to the specific provisions of this Agreement, all actions taken pursuant to this Section 7.16 shall be at the Company's sole cost and expense. In the event that Parent reasonably concludes that the provisions of this Section 7.16 will not be fully complied with by the date that is fifteen
(15) days prior to the expected Valuation Date, the Company shall immediately implement a remediation plan prepared by Parent (which plan may include retention by the Company of third party consultants selected by Parent) and the projected cost of the implementation of such remediation plan shall be accrued in full by the Company on the Valuation Date Balance Sheet. The Company shall, and shall cause its Subsidiaries to, permit Parent and its representatives, accountants and counsel to have full and complete access to all documents and information of the Company and its Subsidiaries in accordance with Section 7.2 hereof, to determine the existence of any defect in any Trailer Document that would result in a Trailer Document Deduction. Parent must notify the Company within sixty (60) days after the date of this Agreement, of any such defect for which a Trailer Document Deduction would apply. The Company shall have the opportunity to cure any such defect until the date ten (10) days prior to the Closing Date, and if so cured no Trailer Document Deduction will apply. If the parties dispute the existence, as of the date ten (10) days prior to the Closing Date, of such a defect with respect to a Trailer Document, such dispute shall be referred to the Independent Accounting Firm for a resolution of such dispute in accordance with the terms of this Agreement. The determination of such firm with respect to any such dispute shall be final and binding upon the parties.

     7.17  Consent of Optionholders.  Within twenty-five (25) days after the
           ------------------------
date of this Agreement, the Company shall obtain the written consent, in form and substance reasonably satisfactory to Parent, of all holders of Company Options to the termination of such Company Options pursuant to the terms of
Section 2.9(a) hereof.

     7.18  Subservicing Agreement.  Immediately following the Closing, BAFSB
           ----------------------
shall enter into a subservicing agreement with Arbor Services Associates, L.P., under terms and conditions customary for such agreements and acceptable to BAFSB pursuant to which BAFSB will subservice mortgage loans for Arbor Services Associates, L.P. at a rate of $7.50 per Mortgage Loan plus ancillary charges and "junk" fees for a period beginning on the Closing Date and ending on the first to occur of six months after the Effective Time and the date BAFSB moves the servicing operations for the Mortgage Servicing Portfolio from the Company's current servicing center. Following the date hereof, BAFSB shall negotiate in good faith the remaining terms of such agreement.

     7.19  Tax Free Reorganization. Parent shall not, and shall not permit any
           -----------------------
of its Subsidiaries to, take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as a tax free reorganization under Section 368 of the Code.

     7.20  Mortgage Servicing Agreements. Within sixty (60) days after the date
           -----------------------------
of this Agreement, the Company shall deliver to Parent a true and complete copy of all written Mortgage Servicing Agreements in its possession not attached to
Section 4.25 of the Disclosure Schedule as of the date hereof, or to the extent any such Mortgage Servicing Agreement is oral or not in the possession of the Company, a true and complete summary of the material terms of such Mortgage Servicing Agreement acknowledged in writing by the applicable Investor.




                                 ARTICLE VIII

                             CONDITIONS PRECEDENT
                             --------------------

     8.1  Conditions to Each Party's Obligation to Effect the Merger. The
          ----------------------------------------------------------
respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)  Stockholder Approval. This Agreement shall have been approved and
               --------------------
adopted by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon.

          (b)  Listing of Shares. The shares of Parent Common Stock which shall
               -----------------
be issued to the stockholders of the Company upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          (c)  Other Approvals. All approvals of Governmental Entities required
               ---------------
in connection with the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, and all notices required to be filed with any Governmental Entity in connection with the transactions contemplated hereby shall have been filed, and all notice periods and waiting periods required by law in respect thereof shall have expired or been terminated (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

          (d)  S-4. The S-4 shall have become effective under the Securities
               ---
Act, and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e)  No Injunctions or Restraints; Illegality. No order, injunction or
               ----------------------------------------
decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

     8.2  Conditions to Obligations of Parent and Merger Sub. The obligation of
          --------------------------------------------------
Parent, BAFSB and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a)  Representations and Warranties. The representations and
               ------------------------------
warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided,
                                                               --------
however, that for purposes of determining the satisfaction of the condition
- -------
contained in this Section 8.2(a), such representations and warranties (other than the representation and warranty set forth in Section 4.17 hereof) shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

          (b)  Performance of Obligations of the Company. The Company shall have
               -----------------------------------------
performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c)  Burdensome Conditions. All material conditions and requirements
               ---------------------
prescribed by applicable law and by the Requisite Regulatory Approvals to be satisfied by the Closing Date shall have been satisfied, and no Requisite Regulatory Approval shall have imposed any condition or requirement that is or would have become applicable to Parent or any Affiliate of Parent (including the Surviving Corporation or any of its Subsidiaries) after the Closing Date which Parent in its reasonable judgment determines would be materially burdensome upon the conduct of the business of Parent or any of its Affiliates or the business of the Company and its Subsidiaries, as such businesses have been conducted prior to the Closing Date or as said businesses are anticipated to be conducted after the Closing Date.

          (d)  Litigation re Transaction. There shall be no pending or
               -------------------------
threatened actions or proceedings by any Governmental Entity (or determinations by any Governmental Entity) challenging or in any manner seeking to restrict or prohibit the transactions contemplated hereby.

          (e)  Consents. The Company and Parent shall have received: (i) all
               --------
consents required from all Agencies in connection with the transactions contemplated hereby, in form and substance reasonably satisfactory to Parent;
(ii) such other consents required from any Investor or other Person (other than an Agency) such that the aggregate unpaid principal balance of the Non-Consenting Loans constituting part of the Private Servicing Portfolio as of the Valuation Date is equal to less than 40% of the aggregate unpaid principal balance of all Mortgage Loans in the Private Servicing Portfolio, as of the Valuation Date, in form and substance reasonably satisfactory to Parent; and
(iii) all other consents, approvals, waivers and other actions required from any Person in connection with any Company Contracts or otherwise shall have been obtained in form and substance reasonably satisfactory to Parent, except where the failure to obtain such consents, approvals, and waivers and to take such other actions, has not had and could not reasonably be expected to have a Material Adverse Effect on the Surviving Corporation, BAFSB or their Subsidiaries following the Closing Date. The Company shall have properly filed all notices with such Agencies, Investors and Persons which are required as a result of the transactions contemplated hereby.

          (f)  Material Litigation. The suits, litigation, disputes,
               -------------------
proceedings, claims, actions and investigations set forth (or which should have been set forth) in the supplements to Section 4.8 of the Disclosure Schedule delivered pursuant to Section 7.11 or which should have been listed in Section
4.8 of the Disclosure Schedule attached hereto, and which were not so listed, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on the Company.

          (g)  Legal Opinions. Parent shall have received (i) the opinion of
               --------------
Skadden, Arps, Slate, Meagher and Flom, counsel to the Company, dated the Closing Date, substantially in the form attached hereto as Exhibit 8.2(g)(i);
                                                           -----------------
(ii) the opinion of Walter K. Horn, general counsel of the Company, dated the Closing Date, substantially in the form attached hereto as Exhibit 8.2(g)(ii);
                                                           -------------------
and (iii) the opinion of Meltzer, Lippe, Goldstein, Wolf, Schlissel & Sazel, or other counsel reasonably acceptable to Parent, dated the Closing Date, substantially in the form attached hereto as Exhibit 8.2(g)(iii). As to any
                                             --------------------
matter in such opinions which involves matters of fact or matters relating to laws other than federal securities or New York law, such counsel may rely upon the certificates of officers and directors of the Company and of public officials and opinions of local counsel, reasonably acceptable to Parent, provided a copy of such reliance opinion shall be attached as an exhibit to the opinion of such counsel.

          (h)  Pooling. Ernst & Young shall have issued its written opinion,
               -------
dated as of the Effective Time, in form and substance satisfactory to Parent in its sole discretion, advising that the transactions contemplated hereby may be properly accounted for as a pooling-of-interests; provided, however, that this
                                                  --------  -------
condition shall be
deemed to have been waived by Parent if Ernst & Young's inability to issue such an opinion is due to actions taken by Parent or any of its Affiliates other than those actions required under this Agreement or in connection with the transactions contemplated hereby.

          (i)  Dissenters. The aggregate of (i) the cash value of the fractional
               ----------
share interests of Parent Common Stock to be paid in cash pursuant to Section 3.2(e), and (ii) the shares of Parent Common Stock which are Dissenting Shares and those shares held in the Company's treasury which were repurchased by the Company within two years of the anticipated Closing Date (valued as the product of (x) the number of such Dissenting Shares and treasury shares multiplied by
(y) the Exchange Ratio, multiplied by (z) the Average Closing Price), shall not exceed 10% of the Final Merger Price.

          (j)  Final Purchase Price. The Final Purchase Price shall have been
               --------------------
determined in accordance with Article II hereof.

          (k)  Federal Tax Opinion. Parent shall have received from Morrison &
               -------------------
Foerster, counsel to Parent, an opinion, in form and substance reasonably satisfactory to Parent, dated as of the Effective Time, substantially to the effect that on the basis of facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and the Liquidation, as contemplated by this Agreement, will be treated for Federal income tax purposes as part of one or more reorganizations within the meaning of Section 368 of the Code. In rendering any such opinion, such counsel may require and, to the extent they deem necessary or appropriate, may rely upon representations made in certificates of officers of the Company, Parent, Merger Sub, affiliates of the foregoing, and others.

          (l)  Comfort Letter. On the effective date of the S-4 and the Closing
               --------------
Date, Parent shall have received a "comfort letter" from the Company's independent public accountants addressed to the Company and Parent, in form and substance reasonably acceptable to Parent and customary in scope and substance for letters delivered by independent public accountants in transactions such as those contemplated by this Agreement.

          (m)  Affiliate Letters. Parent shall have received duly executed
               -----------------
"Affiliates" agreements in accordance with Section 7.6 hereof, from all affiliates of the Company identified by the Company pursuant to Section 7.6 hereof.

          (n)  Sale of ANCMC. The Company shall have closed the sale of ANCMC in
               -------------
accordance with the terms of Section 7.12 hereof.

          (o)  Officers' Certificate. Parent shall have received a certificate
               ---------------------
dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company as to the satisfaction of the conditions set forth in Sections 8.2(a), (b), (d), (e), (f) and (n) hereof.


     8.3  Conditions to Obligations of the Company. The obligation of the
          ----------------------------------------
Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

          (a)  Representations and Warranties. The representations and
               ------------------------------
warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however,
                                                           --------  -------
that for purposes of determining the satisfaction of the condition contained in this Section 8.3(a), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Parent.

          (b)  Performance of Obligations of Parent. Parent and Merger Sub shall
               ------------------------------------
have each performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

          (c)  No Pending Governmental Actions. No proceeding initiated by any
               -------------------------------
Governmental Entity seeking an Injunction shall be pending.

          (d)  Legal Opinion. The Company shall have received the opinion of
               -------------
Morrison & Foerster, special counsel to Parent, dated the Closing Date, substantially in the form attached hereto as Exhibit 8.3(d). As to any matter
                                             --------------
in such opinion which involves matters of fact or matters relating to laws other than federal securities law or New York law, such counsel may rely upon the certificates of officers and directors of Parent and of public officials, the opinion of Michael J. Halloran, Executive Vice President and General Counsel of Parent and opinions of local counsel, reasonably acceptable to the Company, provided a copy of such reliance opinions shall be attached as an exhibit to the opinion of such counsel.

          (e)  Federal Tax Opinion. The Company shall have received from
               -------------------
Skadden, Arps, Slate, Meagher and Flom, counsel to the Company, an opinion, in form and substance reasonably satisfactory to the Company, dated as of the Effective Time, substantially to the effect that on the basis of facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and the Liquidation, as contemplated by this Agreement, will be treated for federal income tax purposes as part of one or more reorganizations within the meaning of Section 368 of the Code. In rendering any such opinion, such counsel may require and, to the extent they deem necessary or appropriate, may rely upon representations made in certificates of officers of the Company, Parent, Merger Sub, affiliates of the foregoing, and others.

          (f)  Officers' Certificate. The Company shall have received a
               ---------------------
certificate dated as of the Closing Date and signed on behalf of the Parent by the Chief Executive Officer and the Chief Financial Officer of the Parent as to the satisfaction of the conditions set forth in Sections 8.3(a), (b) and (c) hereof.




                                  ARTICLE IX

                           TERMINATION AND AMENDMENT
                           -------------------------

     9.1  Termination. This Agreement may be terminated at any time prior to the
          -----------
Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

          (a) by mutual consent of Parent and the Company in a written instrument;

          (b) by either Parent or the Company upon written notice to the other party (i) ninety (90) days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 90-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party
                                               --------  -------
shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement;

          (c) by either Parent or the Company if the Merger shall not have been consummated on or before June 30, 1995, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either Parent or the Company (provided that if the terminating party is the Company, the Company shall not be in material breach of any of its obligations under this Agreement) if any approval of the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

          (e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing, and which breach, individually or together with other such breaches, has had or could reasonably be expected to have a Material Adverse Effect on the breaching party; or

          (f) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto;

          (g) by the Company, by action of its Board of Directors, whether before or after approval of the Merger by the Company's stockholders, by giving written notice of such election to Parent within five NYSE trading days after the Last Approval Date, in the event that the Average Closing Price is less than $37.00 per share (the "Minimum Average Closing Price"); provided, however, that no right of termination shall arise under this Section 9.1(g) if Parent notifies the Company in writing within 5 business days of receipt of the written notice of termination from the Company, that Parent has waived its right to utilize the minimum Average Closing Price set forth in Section 2.4(a) and has increased the Exchange Ratio such that the per share value of the consideration (valued at the Average Closing Price) to be paid in respect of each share of Company Common Stock to be converted into Parent Common Stock and cash in lieu of fractional shares upon consummation of the Merger is equal to the per share value of the consideration that would have been paid had the Average Closing Price been $37.00 per share. If Parent declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, or subdivision of its common stock between August 31 1994 and the last day of the Valuation Period, the Minimum Average Closing Price shall be adjusted appropriately for the purposes of this Section 9.1(g) so as to be comparable to the price as of August 31 1994. A termination resulting from the Company's election under this Section 9.1(g) shall be deemed to have been a termination by mutual consent of the parties; or

          (h) by the Company, if the net after tax amount accrued and reflected on the Valuation Date Balance Sheet pursuant to the terms of this Agreement with respect to any action, suit, claim or proceeding brought against the Company or its officers and directors, by any stockholder or stockholders, whether directly or derivatively in the name of the Company, arising out of or relating to the transactions contemplated by this Agreement or alleging violations of federal or state securities laws ("Stockholder Proceedings") exceeds $1.5 million; provided, however, that, if within 5 business days after the receipt by Parent
- --------  -------
of notice from the Company of its intention to exercise its termination right under this Section 9.1(h), Parent shall notify the Company that it will, in accordance with clause (x) of the definition of Adjusted Equity, agree to add back to Adjusted Equity any net after tax amounts accrued on the Valuation Date Balance Sheet with respect to such Stockholder Proceedings in excess of $1.5 million ("Excess Litigation Accruals"), then the termination by the Company shall be deemed rescinded ab initio.
                          -- ------

     9.2  Effect of Termination.  (a) In the event of termination of this
          ---------------------
Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 7.2(a), and Sections 7.2(f), 9.2, 9.3 and 10.4 through 10.10, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved of or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     9.3  Termination Payment and Other Matters. If this Agreement is terminated
          -------------------------------------
(a)(i) by either the Parent or Company pursuant to Section 9.1(d) or (ii) by Parent pursuant to Section 9.1(c) (provided that the Company shall not itself be entitled to terminate this Agreement pursuant to such Section 9.1(c)), and prior thereto there shall have been a public announcement with respect to an Acquisition Event or the Company's Board of Directors shall have failed to recommend in the Proxy Statement that the Company's stockholders vote in favor of this Agreement or shall have withdrawn or modified such recommendations in any manner adverse to Parent or an Acquisition Event shall occur within 6 months after the date of such termination referred to in (i) or (ii) above or (b) by the Parent pursuant to Section 9.1(f), the Company shall pay promptly, but in no event later than two business days after the later of the applicable date of the termination or Acquisition Event described in clause (a) or (b) above, by wire transfer of immediately available funds to such account as Parent shall designate, the sum of $3 million as reimbursement for Parent's time, effort and expense in pursuing the transactions contemplated by this Agreement. For purposes of this subsection, the term "Acquisition Event" shall mean any of the following: (i) any Person or group of Persons (other than Parent, any Affiliate thereof or the parties to the Kaufman Agreements other than Parent) shall have publicly announced, commenced or completed a tender offer for or otherwise acquired beneficial ownership of 19.9% or more of the outstanding shares of Company Common Stock; (ii) the Company shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any Person (other than Parent or an Affiliate thereof) to (A) effect a merger, consolidation or similar transaction involving the Company, (B) sell, lease or otherwise dispose of assets of the Company or its Subsidiaries representing 19.9% or more of the consolidated assets of the Company and its Subsidiaries, or
(C) issue, sell or otherwise dispose of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 19.9% or more of the voting power of the Company or any Subsidiaries (other than ANCMC pursuant to Section 7.12) thereof.

     9.4  Amendment.  Subject to compliance with applicable law, this Agreement
          ---------
may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any approval of the transactions
         --------  -------
contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.5  Extension; Waiver.  At any time prior to the Effective Time, the
          -----------------
parties hereto, by action taken or authorized by their respective Board of Directors, may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE X

                              GENERAL PROVISIONS
                              ------------------

     10.1  Closing.  Subject to the terms and conditions of this Agreement and
           -------
the Merger Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is the last day of a month and at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof and expiration of the 9.1(g) termination period, if any (the "Closing Date"), at the offices of Morrison & Foerster, 345 California Street, San Francisco, California 94104-2675, unless another time, date or place is agreed to in writing by the parties hereto.

     10.2  Nonsurvival of Representations, Warranties and Agreements. None of
           ---------------------------------------------------------
the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

     10.3  Expenses.  Except as otherwise set forth herein, all costs and
           --------
expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided,
                                                                       --------
however, that the costs and expenses of printing and mailing the Proxy
- -------
Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Parent and the Company.

     10.4  Notices.  All notices and other communications hereunder shall be in
           -------
writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):


     (a)  if to Parent, to:

          BankAmerica Corporation
          555 California Street
          San Francisco, California 94104
          Fax:  (415) 953-0390
          Attn:  Terry Perucca
                 Director-Corporate Development

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

          and

          BankAmerica Corporation
          555 California Street
          San Francisco, California 94104
          Fax:  (415) 953-0944
          Attn:  Michael J. Halloran,
                 Executive Vice President and
                 General Counsel

          with a copy to:

          Morrison & Foerster
          345 California Street, 32nd Floor
          San Francisco, California 94104
          Fax:  (415) 677-7522
          Attn: Todd H. Baker, Esq.

     and

     (b)  if to the Company, to:

          Arbor National Holdings, Inc.
          333 Earle Ovington Boulevard
          Uniondale, New York 11553
          Fax:  (516) 832-5285

          Attn:  Ivan Kaufman
                 Chief Executive Officer

          with a copy to:

          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York 10022
          Fax: (212) 735-2000
          Attn: Fred B. White III, Esq.


     10.5  Interpretation.  When a reference is made in this Agreement to
           --------------
Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".Whenever the words "to the Company's knowledge", "to the best of the Company's knowledge", or words to similar effect are used in this Agreement, the Company's knowledge shall be deemed to include the knowledge of its Subsidiaries.

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

     10.6  Counterparts. This Agreement may be executed in counterparts, all of
           ------------
which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

     10.7  Entire Agreement. This Agreement (including the documents and the
           ----------------
instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, other than the confidentiality agreement dated March 14, 1994, between the Parent and the Company.

     10.8  Governing Law. This Agreement shall be governed and construed in
           -------------
accordance with the laws of the State of New York, without regard to any applicable conflicts of law.

     10.9  Enforcement of Agreement. The parties hereto agree that irreparable
           ------------------------
damage would occur in the event that the provisions contained in the last sentence of Section 7.2(a) and in Section 7.2(f) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the last sentence of Section 7.2(a) and
Section 7.2(f) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.10  Severability. Any term or provision of this Agreement which is
            ------------
invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     10.11  Publicity.  Except as otherwise required by law or the rules of the
            ---------
NYSE or the National Association of Securities Dealers, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     10.12  Assignment; Third Party Beneficiaries. Neither this Agreement nor
            -------------------------------------
any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that BAFSB's rights, interests and obligations hereunder may be assigned to its successor in interest, if any, provided that such successor is a wholly-owned
                               -------- ----
direct or indirect Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREOF, Parent, BAFSB, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                       THE COMPANY


                                       By  /s/ Ivan Kaufman
                                         -----------------------------------
                                       Name:   Ivan Kaufman
                                       Title:  Chairman of the Board
                                               and Chief Executive Officer


                                       PARENT


                                       By  /s/ Terry Perucca
                                         -----------------------------------
                                       Name:   Terry Perucca
                                       Title:  Senior Vice President


                                       BANK OF AMERICA, FSB


                                       By  /s/ Thomas Quigg
                                         -----------------------------------
                                       Name:   Thomas Quigg
                                       Title:  Executive Vice President


                                       AH ACQUISITION CORP.


                                       By  /s/ David A. Thrailkill
                                         -----------------------------------
                                       Name:   David A. Thrailkill
                                       Title:

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